FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Second Quarter 2012 Results

2.	Summary of Minutes of the 543rd Meeting of the Board of Directors, August 22, 2012

3.	Summary of Principal Decisions of the 545th Meeting of the Board of Directors, September 11, 2012

4.	Extract of the Minutes of the 545th Meeting of the Board of Directors, September 11, 2012

5.	Market Announcement: Impact of changes affecting renewals of concessions, September 12, 2012

6.	Market Announcement: Comment on media reports of Cemig’s interest in acquisition of assets of Grupo Rede, October 4, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

Date: October 10, 2012

1. Second Quarter 2012 Results

SUMMARY

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2012 AND DECEMBER 31, 2011

ASSETS

(THOUSANDS OF R$)

		Consolidated		Parent Company
	Note	06/30/2012	12/31/2011	06/30/2012	12/31/2011
CURRENT
Cash and cash equivalents	4	2,335,270	2,862,490	142,982	226,695
Short-term investments	5	856,396	358,987	133,811	180,000
Consumers and traders	6	2,544,072	2,549,546	—	—
Concession holders - transport of energy		464,669	427,060	—	—
Financial assets of the concession	11	919,199	1,120,035	—	—
Recoverable taxes	7	368,972	354,126	73,319	72,570
Income tax and social contribution recoverable	8a	177,218	220,760	—	—
Traders — free energy transactions		20,755	22,080	—	—
Dividends receivable		—	—	664,962	195,196
Restricted cash		52,238	3,386	99	99
Inventories		67,253	54,430	784	15
Provision for Gain on financial instruments	26	17,763	—	—	—
Other credits		742,088	558,749	10,554	8,702
TOTAL CURRENT ASSETS		8,565,893	8,531,649	1,026,511	683,277

NON- CURRENT
Short-term investments	5	164,099	—	15,674	—
Account receivable from the State of Minas Gerais Government	10	1,819,052	1,830,075	—	—
Credit Receivables Investment Fund	10	—	—	1,053,378	1,010,078
Concession holders - transport of energy		11,186	—	—	—
Deferred income tax and social contribution	8b	1,361,438	2,036,087	420,842	424,449
Recoverable taxes	7	363,554	327,948	4,757	4,334
Income tax and social contribution recoverable	8a	39,681	23,605	29,175	19,548
Escrow deposits	9	1,433,493	1,387,711	295,714	275,721
Consumers and traders	6	156,898	158,770	—	—
Other credits		163,909	184,367	15,817	50,695
Financial assets of the concession	11	9,823,494	8,777,822	—	—
Investments	12	195,180	176,740	12,183,752	11,994,523
Property, plant and equipment	13	8,703,735	8,661,791	1,606	1,723
Intangible assets	14	4,755,311	5,261,181	573	657
TOTAL, NON-CURRENT		28,991,030	28,826,097	14,021,288	13,781,728
TOTAL ASSETS		37,556,923	37,357,746	15,047,799	14,465,005

The condensed notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2012 AND DECEMBER 31, 2011

LIABILITIES AND SHAREHOLDERS’ EQUITY

(THOUSANDS OF R$)

		Consolidated		Parent Company
	Nota	06/30/2012	12/31/2011	06/30/2012	31/12/2011
CURRENT
Suppliers	15	1,282,021	1,189,848	7,317	12,059
Regulatory charges	18	390,382	368,229	—	—
Employee profit sharing		118,389	89,512	13,213	9,357
Taxes payable	16a	525,385	516,553	21,789	35,740
Income tax and social contribution payable	16b	214,378	129,384	—	—
Interest on capital and dividends payable		674,897	1,243,086	681,439	1,243,086
Loans and financings	17	5,957,633	4,382,069	1,063,100	1,011,830
Debentures	17	3,112,232	3,438,991	—	—
Payroll and related charges		240,612	271,891	10,029	12,987
Employee post-retirement benefits	19	97,078	100,591	2,990	3,706
Provision for losses on financial instruments		—	25,143	—	—
Related parties		7	—	4,924	8,646
Concessions payable		16,386	7,990	—	—
Other obligations		374,598	406,059	13,541	15,137
TOTAL CURRENT LIABILITIES		13,003,998	12,169,346	1,818,342	2,352,548

NON- CURRENT
Regulatory charges	18	227,103	262,202	—	—
Loans and financings	17	4,412,238	5,358,450	—	18,397
Debentures	17	2,560,410	2,599,559	—	—
Taxes payable	16	906,584	897,087	—	—
Deferred Income tax and social contribution	8b	406,590	1,234,024	—	—
Provisions	20	553,454	549,439	167,560	185,952
Concessions payable		152,644	129,696	—	—
Employee post-retirement benefits	19	2,204,519	2,186,568	99,416	96,245
Other obligations		231,499	226,427	64,597	66,915
TOTAL, NON-CURRENT LIABILITIES		11,655,041	13,443,452	331,573	367,509
		24,659,039	25,612,798	2,149,915	2,720,057
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	21
Share capital		4,265,091	3,412,073	4,265,091	3,412,073
Capital reserves		3,953,850	3,953,850	3,953,850	3,953,850
Profit reserves		2,353,537	3,292,871	2,353,537	3,292,871
Accumulated other comprehensive income		987,419	1,080,800	987,419	1,080,800
Accumulated foreign currency translation adjustment		9,594	5,354	9,594	5,354
Retained earnings		1,328,393	—	1,328,393	—
TOTAL SHAREHOLDERS’ EQUITY		12,897,884	11,744,948	12,897,884	11,744,948
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		37,556,923	37,357,746	15,047,799	14,465,005

The condensed notes are an integral part of these financial statements.

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012 AND 2011

(THOUSANDS OF R$, EXCEPT EARNINGS PER SHARE)

		Consolidated		Parent Company
	Note	06/30/2012	06/30/2011 Reclassified	06/30/2012	06/30/2011 Reclassified
REVENUES	22	8,562,335	7,394,322	161	183

OPERATING COSTS	23
COST OF ELECTRICITY AND GAS
Electricity purchased for resale		(2,531,579)	(2,092,104)	—	—
Charges for the use of the basic transmission grid		(485,189)	(382,250)	—	—
Gas purchased for resale		(217,878)	(142,831)	—	—
		(3,234,646)	(2,617,185)	—	—
COST
Personnel and management		(462,902)	(467,204)	—	—
Materials		(24,618)	(34,962)	—	—
Outsourced services		(341,073)	(347,268)	—	—
Depreciation and amortization		(455,093)	(410,107)	—	—
Operating provisions		(23,845)	(38,865)	—	—
Royalties for usage of water resources		(95,535)	(74,349)	—	—
Cost of Construction of Infrastructure		(697,843)	(695,438)	—	—
Other		(48,079)	(40,587)	—	—
		(2,148,988)	(2,108,780)	—	—

TOTAL COST		(5,383,634)	(4,725,965)	—	—

GROSS PROFIT		3,178,701	2,668,357	161	183

OPERATING EXPENSES	23
Selling expenses		(77,269)	(76,658)	—	—
General and administrative expenses		(474,314)	(383,484)	(28,045)	(33,945)
Other operating expenses		(235,829)	(155,343)	(13,979)	(5,805)
		(787,412)	(615,485)	(42,024)	(39,750)

Operating profit before finance expenses and income taxes		2,391,289	2,052,872	(41,863)	(39,567)
Equity gain (loss) on subsidiaries	12	(1,458)	—	1,263,711	1,069,753
Financial revenues	24	444,770	442,439	72,845	45,900
Financial expenses	24	(1,009,482)	(936,462)	(58,967)	(29,042)

Profit before income tax		1,825,119	1,558,849	1,235,726	1,047,044

Income tax and social contribution	8c	(759,275)	(543,253)	—	123
Deferred income tax and social contribution	8c	169,776	33,612	(106)	2,041
PROFIT FOR THE YEAR		1,235,620	1,049,208	1,235,620	1,049,208

Basic earnings per preferred and common share		1.67	1.54	1.67	1.54
Diluted earnings per preferred and common share		1.67	1.54	1.67	1.54

The condensed notes are an integral part of these financial statements.

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2012 AND 2011

(THOUSANDS OF R$, EXCEPT EARNINGS PER SHARE)

		Consolidated		Parent Company
	Note	April to June 2012	April to June 2011 Reclassified	April to June 2012	April to June Reclassified
REVENUES		4,413,940	3,804,769	81	80

OPERATING COSTS
COST OF ELECTRICITY AND GAS
Electricity purchased for resale		(1,384,490)	(1,016,344)	—	—
Charges for the use of the basic transmission grid		(243,731)	(192,636)	—	—
Gas purchased for resale		(117,434)	(80,465)	—	—
		(1,745,655)	(1,289,445)
COST
Personnel and management		(223,539)	(276,722)	—	—
Materials		(14,494)	(29,000)	—	—
Outsourced services		(170,390)	(224,202)	—	—
Depreciation and amortization		(236,625)	(187,490)	—	—
Operating provisions		18,065	(7,813)	—	—
Royalties for usage of water resources		(46,243)	(36,356)	—	—
Cost of Construction of Infrastructure		(422,323)	(427,253)	—	—
Other		(16,600)	(39,772)	—	—
		(1,112,149)	(1,228,608)	—	—

TOTAL COST		(2,857,804)	(2,518,053)	—	—

GROSS PROFIT		1,556,136	1,286,716	81	80

OPERATING EXPENSES
Selling expenses		(28,330)	(66,642)	—	—
General and administrative expenses		(218,818)	(147,317)	(984)	(14,239)
Other operating expenses		(121,032)	(56,319)	(7,252)	3,890
		(368,180)	(270,278)	(8,236)	(10,349)

Operating profit before finance expenses and income taxes		1,187,956	1,016,438	(8,155)	(10,269)
Equity gain (loss) on subsidiaries		(656)	—	614,527	527,427
Financial revenues		223,164	262,581	30,124	21,736
Financial expenses		(525,796)	(496,813)	(27,696)	(15,138)

Profit before income tax		884,668	782,206	608,800	523,756

Income tax and social contribution		(375,486)	(312,162)	—	123
Deferred income tax and social contribution		95,050	53,013	(4,568)	(822)
PROFIT FOR THE YEAR		604,232	523,057	604,232	523,057

Basic and diluted profit per preferred share		0.82	0.77	0.82	0.77
Basic and diluted profit per common share		0.82	0.77	0.82	0.77

The condensed notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012 AND 2011

(THOUSANDS OF R$)

	06/30/2012	06/30/2011
PROFIT FOR THE YEAR	1,235,620	1,049,208

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences for foreign operations	4,240	(1,025)

Cash flow hedge instruments	(921)	(277)
Deferred income tax and social contribution	313	94
	(608)	(183)

COMPREHENSIVE INCOME FOR THE YEAR	1,239,252	1,048,000

The condensed notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2012 AND 2011

(THOUSANDS OF R$)

	April to June 2012	April to June 2011
PROFIT FOR THE YEAR	604,232	523,057

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences for foreign operations	6,251	(996)

Cash flow hedge instruments	(766)	(1,568)
Deferred income tax and social contribution	260	533
	(506)	(1,035)

COMPREHENSIVE INCOME FOR THE YEAR	609,977	521,026

The condensed notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012 AND 2011

(THOUSANDS OF R$)

	Share capital	Capital reserves	Profit reserves	Equity Valuation Adjustment	Accumulated foreign currency translation adjustment	Accumulated losses	Funds allocated for capital increase	Total shareholders’ equity
BALANCE AT DECEMBER 31, 2010	3,412,073	3,953,850	2,873,253	1,210,605	(772)	—	27,124	11,476,133
Profit for the year	—	—	—	—	—	1,049,208	—	1,049,208
Other comprehensive income:
Foreign currency transaction differences	—	—	—	—	(1,025)	—		(1,025)
Cash flow hedge instruments	—			(183)	—	—	—	(183)
Total comprehensive income for the period	—	—	—	(183)	(1,025)	1,049,208	—	1,048,000
Proposed additional dividends of 2010 paid in 2011 (R$1.32 per share)	—	—	(67,086)	—	—	—	—	(67,086)
Realization of reserves
Revaluation of property, plant and equipment	—	—	—	(86,680)	—	86,680	—	—
BALANCE AT JUNE 30, 2011	3,412,073	3,953,850	2,806,167	1,123,742	(1,797)	1,135,888	27,124	12,457,047

BALANCE AT DECEMBER 31, 2011	3,412,073	3,953,850	3,292,871	1,080,800	5,354	—	—	11,744,948
Profit for the year	—	—	—	—	—	1,235,620	—	1,235,620
Other comprehensive income:
Foreign currency transaction differences	—	—	—	—	4,240	—	—	4,240
Cash flow hedge instruments	—	—	—	(608)	—	—	—	(608)
Total comprehensive income for the period	—	—	—	(608)	4,240	1,235,620	—	1,239,252
Capital increase (note 21)	853,018	—	(853,018)	—	—	—	—	—
Proposed additional dividends of 2011(R$$ 0.13 per share)	—	—	(86,316)	—	—	—	—	(86,316)
Realization of reserves
Revaluation of property, plant and equipment	—	—	—	(92,773)	—	92,773	—	—
BALANCE AT JUNE 30, 2012	4,265,091	3,953,850	2,353,537	987,419	9,594	1,328,393	—	12,897,884

The condensed notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012 AND 2011

(THOUSANDS OF R$)

	Consolidated		Parent Company
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
CASH FLOWS FROM OPERATING ACTIVITIES
PROFIT FOR THE YEAR	1,235,620	1,049,208	1,235,620	1,049,208
Expenses (revenues) not affecting cash and cash equivalents
Depreciation and amortization	482,715	476,130	185	176
Loss on disposal of property, plant and equipment and intangible assets	62,910	12,440	43	97
Equity gain (loss) on subsidiaries	1,458	—	(1,263,711)	(1,069,753)
Interest and monetary variation	372,598	731,172	7,284	(6,149)
Income tax and social contribution	589,499	509,641	106	(2,164)
Operating provisions	81,284	130,532	(18,392)	1,171
Employee post-retirement benefits	136,931	145,172	7,395	7,309
Other	—	(13,944)	—	(26,184)
	2,963,015	3,040,351	(31,470)	(46,289)
(Increase) / decrease in assets
Consumers and traders	(69,923)	(82,998)	—	—
Accounts receivable from the Minas Gerais State Government	96,329	86,616	—	—
Income tax and social contribution recoverable	27,466	163,720	(6,126)	—
Recoverable taxes	(50,452)	318	(1,172)	5,465
Concession holders – transport of energy	(48,795)	(12,292)	—	—
Escrow deposits	(45,782)	(198,318)	(19,993)	(9,005)
Dividends received from subsidiaries	—	—	609,318	789,224
Financial assets	457,211	(47,139)	—	—
Other	(240,994)	(61,373)	32,257	(20,537)
	125,060	(151,466)	614,284	765,147
Increase (decrease) in liabilities
Suppliers	92,173	(68,282)	(4,742)	(201)
Taxes payable	35,319	73,476	(13,951)	(11,401)
Income tax and social contribution payable	(674,281)	(464,054)	—	123
Payroll and related charges	(31,279)	(4,960)	(2,958)	(3,362)
Regulatory charges	(12,946)	15,036	—	—
Loans, financings and debentures	(641,008)	(459,068)	686	(6,807)
Employee post-retirement benefits	(122,493)	(92,372)	(4,940)	(4,899)
Other	12,329	(117,300)	(148)	(74,105)
	(1,342,186)	(1,117,524)	(26,053)	(100,652)

NET CASH FROM OPERATING ACTIVITIES	1,745,889	1,771,361	556,761	618,206

	Consolidated		Parent Company
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
CASH FLOWS FROM INVESTING ACTIVITIES
In short-term investments	(661,508)	(393,557)	30,515	55
In financial assets of the concession	(60,028)	(35,994)	—	—
In investments	(19,898)	—	(4,602)	(236,854)
In property, plant and equipment	(292,154)	(379,255)	(27)	—
In intangible assets	(684,888)	(671,902)	—	—
NET CASH USED IN INVESTING ACTIVITIES	(1,718,476)	(1,480,708)	25,886	(236,799)

CASH FLOWS OF FINANCING ACTIVITIES
Loans, financings and debentures obtained	3,163,081	1,031,476	—	—
Repayment of loans, financings and debentures	(3,063,209)	(730,427)	(18,397)	(18,397)
Interest on capital and dividends paid	(654,505)	(534,287)	(647,963)	(530,540)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	(554,633)	(233,238)	(666,360)	(548,937)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(527,220)	57,415	(83,713)	(167,530)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	2,862,490	2,979,693	226,695	302,741
End of the year	2,335,270	3,037,108	142,982	135,211
	(527,220)	57,415	(83,713)	(167,530)

PAYMENTS MADE IN THE PERIOD
Interest on loans, financings and debentures	661,361	575,444	4,784	6,807
Income tax and social contribution	523,579	367,617	10,800	16,653

The condensed notes are an integral part of these financial statements.

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012 AND 2011

(THOUSANDS OF R$)

	Consolidated				Parent Company
	06/30/2012		06/30/2012 Reclassified		06/30/2012		06/30/2012 Reclassified
REVENUES
Sales of electricity, gas and services	11,670,092		10,045,271		161		183
Construction revenue of Distribution	639,742		660,359		—		—
Construction revenue of Transmission	60,028		35,994
Provision for doubtful receivables	(77,269)		(64,247)		—		—

INPUTS ACQUIRED FORM THIRD PARTIES
Electricity bought for resale	(2,728,477)		(2,256,466)		—		—
Charges for the use of the basic transmission grid	(539,291)		(427,989)		—		—
Outsourced services	(510,729)		(468,975)		(5,700)		(2,920)
Gas purchased for resale	(217,878)		(142,831)		—		—
Materials	(33,938)		(47,230)		(54)		(84)
Cost of Construction of Infrastructure	(697,843)		(695,438)		—		—
Other operating costs	(100,840)		(116,571)		484		(8,421)
	(4,828,996)		(4,155,500)		(5,270)		(11,425)

GROSS VALUE ADDED	7,463,597		6,521,877		(5,109)		(11,242)

RETENTIONS
Depreciation and amortization	(482,715)		(476,130)		(185)		(176)
NET ADDED VALUE PRODUCED BY THE COMPANY	6,980,882		6,045,747		(5,294)		(11,418)

TRANSFERRED ADDED VALUE
Equity gain (loss) on subsidiaries	(1,458)		—		1,263,711		1,069,753
Financial revenues	445,879		443,236		73,941		46,686

ADDED VALUE TO BE DISTRIBUTED	7,425,303		6,488,983		1,332,358		1,105,021

DISTRIBUTION OF ADDED VALUE		%		%		%		%

Employees	744,286	10.02	609,963	9.40	30,303	2.28	23,026	2.09
Direct remuneration	513,340	6.91	406,472	6.26	17,559	1.32	9,823	0.89
Benefits	182,864	2.46	162,678	2.51	10,791	0.81	8,233	0.75
FGTS	33,058	0.45	30,594	0.47	1,699	0.13	1,804	0.16
Other	15,024	0.20	10,219	0.16	254	0.02	3,166	0.29

Taxes, charges and contributions	4,382,761	59.02	3,846,651	59. 28	7,039	0.52	3,294	0.29
Federal	2,430,361	32.73	2,114,622	32.59	6,830	0.51	3,227	0.29
State	1,945,737	26.20	1,727,563	26.62	150	0.01	12	—
Municipal	6,663	0.09	4,466	0.07	59	—	55	—

Remuneration of third party capital	1,062,636	14.32	983,161	15.15	59,396	4.46	29,493	2.67
Interest	1,009,483	13.60	936,462	14.43	58,967	4.43	29,042	2.63
Rentals	53,153	0.72	46,699	0.72	429	0.03	451	0.04

Remuneration of own capital	1,235,620	16.64	1,049,208	16.17	1,235,620	92.74	1,049,208	94.95
Retained earnings	1,235,620	16.64	1,049,208	16.17	1,235,620	92.74	1,049,208	94.95
	7,425,303	100	6,488,983	100	1,332,358	100	1,105,021	100

The condensed notes are an integral part of these financial statements.

CONDENSED NOTES TO THE FINANCIAL STATEMENTS

AS AT JUNE 30, 2012 AND DECEMBER 31, 2011

(FIGURES IN THOUSANDS OF R$, EXCEPT WHERE OTHERWISE INDICATED)

1.              OPERATIONS

a)              The Company

Companhia Energética de Minas Gerais (CEMIG or the Company) is a listed Brazilian corporation, enrolled on the Brazilian Registry of Corporate Taxpayers (CNPJ) under 17.155.730/0001-64. Its shares are traded at Corporate Governance Level 1 on the BM&FBovespa exchange (Bovespa) and on the New York (NYSE) and Madrid (Latibex) Stock Exchanges. The Company is an entity domiciled in Brazil, with its head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with equity interests in individually or jointly controlled subsidiaries. The main objectives of its subsidiaries are the construction and operation of systems for generation, transformation, transmission, distribution and trading of electric power, as well as the development of activities in the different energy fields, for commercial purposes.

2.                  BASIS OF PREPARATION

2.1           Statement of compliance

The Individual Interim Financial Information are prepared in accordance with Technical Pronouncement 21 (R1) — Interim Financial Reporting (Pronunciamento Técnico 21 — Demonstração Intermediária, or CPC 21). The Consolidated Interim Financial Statements are prepared in accordance with CPC 21 (R1), and also in accordance with IAS 34 — Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Both are presented in a form compliant with the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR).

These Interim Financial Information have been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual financial statements at December 31, 2011. Hence this Interim Financial Information should be read in conjunction with those annual financial statements, which were approved by the Board of Directors on March 6, 2012 and filed at the CVM on March 28, 2012.

The individual Interim Financial Information of the holding company were prepared in accordance with BR GAAP. In the case of the consolidated statements, these practices differ from the IFRS applicable to separate Interim Financial Information in that the valuation of the investment in subsidiaries, affiliated companies and joint ventures is by the equity method in BR GAAP, while for the purposes of IFRS this valuation is at cost or fair value.

However, there is no difference between the totals presented for Stockholders’ equity and Net profit in the consolidated financial statements, and the totals presented for the Stockholders’ equity and Net profit in the individual financial statements of the holding company. Thus, the consolidated Quarterly Information (ITR) of the Company and the individual Quarterly information of the holding company are being presented here side-by-side in a single group of financial statements.

2.2           Reclassifications of account balances

Original Accounts			Reclassification Accounts
	Consolidated	Parent Company		Consolidated	Parent Company
Income Statement	06/30/2011	06/30/2011	Income Statement	06/30/2011	06/30/2011

Employee and managers’ profit sharing	25,804	—	Other operating expenses	25,804	—

Net Financial Income (Expenses)	(539,254)	(10,762)	Financial revenues	442,439	45,900
			Financial expenses	(981,693)	(56,662)
				(539,254)	(10,762)
Financial Income and Expenses
Amortization of goodwill premium /discount on investments	13,944	—	Depreciation and amortization	(13,944)	—
Amortization of goodwill premium /discount on investments	31,287	—	Revenue of the transmission system	(31,287)	—
Amortization of goodwill premium /discount on investments	—	27,620	Equity gain (loss) on subsidiaries	—	(27,620)

Statement of Cash Flows	Consolidated 06/30/2011	Parent Company 06/30/2011	Statement of Cash Flows	Consolidated 06/30/2011	Parent Company 06/30/2011

Expenses (revenues) not affecting cash and cash equivalents			Increase (decrease) in liabilities
Deferred Income tax and social contribution	(8,490)	—	Income tax and social contribution payable	(8,490)	—

(Increase) / decrease in assets			(Increase) / decrease in assets
Recoverable taxes	(175,390)	—	Recoverable taxes	318	—
Income tax and social contribution	—	—	Income tax and social contribution recoverable	163,720	—

Increase (decrease) in liabilities			Increase (decrease) in liabilities
Taxes payable	483,613	—	Taxes payable	73,476	—
Income tax and social contribution payable	—	—	Income tax and social contribution payable	70,709	—

Increase (decrease) in liabilities			Expenses (revenues) not affecting cash and cash equivalents
Loans, financings and debentures	(665,145)	(23,728)	Interest and monetary variation	665,145	23,728

Statement of Added Value	Consolidated 06/30/2011	Parent Company 06/30/2011	Statement of Added Value	Consolidated 06/30/2011	Parent Company 06/30/2011
REVENUES			Remuneration of third party capital
Sales of electricity, gas and services	(31,287)	—	Interest	(31,287)	—

INPUTS ACQUIRED FORM THIRD PARTIES			Taxes, charges and contributions
Electricity bought for resale	164,362	—	Federal	164,362	—
Charges for the use of the basic transmission grid	45,739	—	Federal	45,739	—
Other operating costs	1,366	—	Federal	1,366	—
	211,467	—		211,467	—

RETENTIONS			Remuneration of third party capital
Depreciation and amortization	13,944	—	Interest	13,944	—

TRANSFERRED ADDED VALUE			Remuneration of third party capital
Equity gain (loss) on subsidiaries	—	(27,620)	Interest	—	(27,620)

The reclassifications presented above were made to provide more relevant information related to the following items:

1 — In the Income statement

•                  Employee and management profit shares: Presented as an item of operational costs in the first semester of 2011, and reclassified to Other operational expenses since it is a distribution of economic results based on overall corporate targets, defined in a specific Collective Employment Agreement.

•                  Net financial revenue (expenses): Financial revenue and Financial expenses are shown separately. The result, adjusted to present value, is presented net. Adjustment to present value is effected for the debentures of Irapé, and for the paid concessions, since they have different rates from those practiced in the market.

2 —In the Added value statement

•                  Electricity bought for resale, and Charges for use of the National Transmission Grid: These are presented net of the credits for PIS, Pasep and Cofins taxes on the acquisition and transport of the input in the second quarter of 2011; reclassified to Taxes and charges — Federal.

The other items were segregated for optimal presentation of their effects in the Interim financial information.

2.3           New accounting standards not yet adopted

The information relating to the accounting Pronouncements and interpretations issued but not yet adopted by the Company have not undergone any significant changes in relation to those published in Explanatory Note 2.6 (t) to the Financial Statements at December 31, 2011.

2.4           Correlation between condensed notes published in the complete annual financial statements and the Interim financial information

The items given below demonstrate the correlation between Explanatory notes published in the complete annual financial statements at December 31, 2011 and the Interim financial information at June 30, 2012. The Company believes this Interim financial Information presents the significant items that update the Company’s equity situation and performance, and complies with the disclosure requirements of CPC 21 (Demonstração Intermediária — Interim financial reporting).

Number of the Condensed Note
2011, Annual	ITR of 2Q12	Title of the Condensed Note
1	1	Operational context
2	2	Basis of preparation
3	3	Principles of consolidation
6	4	Cash and cash equivalents
7	5	Securities
8	6	Consumers and traders
9	7	Recoverable taxes
10	8	Income tax and Social Contribution
11	9	Escrow deposits
12	10	Accounts receivable from the Minas Gerais State government and CRC Account Securitization Fund
13	11	Financial Assets of the Concession
14	12	Investments
15	13	PP&E
16	14	Intangible
17	15	Suppliers
18	16	Taxes payable
19	17	Loans, financings and debentures
20	18	Regulatory charges
21	19	Employee post-retirement benefits
22	20	Provisions
23	21	Stockholders’ equity
24	22	Revenue
25	23	Operating costs and expenses
26	24	Net financial revenue (expenses)
27	25	Related party transactions
28	26	Financial instruments and Risk management
29	27	Measurement at fair value
33	28	Statement of added value
35	29	Subsequent events
34	30	Financial statements separated by company
*	31	Financial information by operational segment

(*) This information was included in the financial statements for the first time in 1Q12.

Certain condensed notes of the annual report for 2011 have been omitted from the ITR because there are no significant changes, and/or because they are not applicable to the interim information:

Number of the condensed note	Title of the condensed note
4	Concessions
5	Operating segments
30	Insurance
31	Commitments
32	Review of transmission tariff

3.                  PRINCIPLES OF CONSOLIDATION

The reporting dates of the remaining subsidiaries and jointly-controlled subsidiaries used for consolidation purposes coincide with those of the holding company.

The Company uses full and proportional consolidation criteria when preparing its consolidated financial statements as shown in the table below:

		06/30/2012		12/31/2011
Subsidiaries and jointly controlled companies	Form of consolidation	Direct stake ( %)	Indirect stake ( %)	Direct stake ( %)	Indirect stake ( %)
Subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	Full	100	—	100	—
Cemig Baguari Energia	Full	—	100	—	100
Hidrelétrica Cachoeirão	Proportional	—	49	—	49
Guanhães Energia	Proportional	—	49	—	49
Madeira Energia	Proportional	—	10	—	10
Hidrelétrica Pipoca	Proportional	—	49	—	49
Baguari Energia	Proportional	—	69.39	—	69.39
Empresa Brasileira de Transmissão de Energia — EBTE	Proportional	—	49	—	49
Central Eólica Praias de Parajuru	Proportional		49		49
Central Eólica Volta do Rio	Proportional	—	49	—	49
Central Eólica Praias de Morgado	Proportional	—	49	—	49
Taesa	Proportional	—	56.69	—	56.69
Light Ger	Proportional	—	49	—	49
Cemig Distribuição	Full	100	—	100	—
Cemig Telecom	Full	100	—	100	—
Ativas Data Center	Proportional	—	49	—	49
Rosal Energia	Full	100	—	100	—
Sá Carvalho	Full	100	—	100	—
Horizontes Energia	Full	100	—	100	—
Usina Térmica Ipatinga	Full	100	—	100	—
Cemig PCH	Full	100	—	100	—
Cemig Capim Branco Energia	Full	100	—	100	—
Cemig Trading	Full	100	—	100	—
Efficientia	Full	100	—	100	—
Central Termelétrica de Cogeração	Full	100	—	100	—
UTE Barreiro	Full	100	—	100	—
Empresa de Serviços e Comercialização de Energia Elétrica	Full	100	—	100	—
Cemig Serviços	Full	100	—	100	—
Gasmig	Proportional	55.19	—	55.19	—
Companhia Transleste de Transmissão	Proportional	25	—	25	—
Companhia Transudeste de Transmissão	Proportional	24	—	24	—
Companhia Transirapé de Transmissão	Proportional	24.5	—	24.5	—
Light	Proportional	26.06	—	26.06	—
Light SESA	Full	—	26.06	—	26.06
Light Energia	Full	—	26.06	—	26.06
Light Esco	Full	—	26.06	—	26.06
Light Ger	Full	—	13.29	—	13.29
Light Soluções em Eletricidade	Full	—	26.06	—	26.06
Instituto Light	Full	—	26.06	—	26.06
Itaocara Energia	Full	—	26.06	—	26.06
Lightcom	Full	—	26.06	—	26.06
Axxiom	Proportional	—	13.29	—	13.29
Transchile	Proportional	49	—	49	—
Companhia de Transmissão Centroeste de Minas	Proportional	51	—	51	—
Empresa Amazonense de Transmissão de Energia — EATE	Proportional	49.98	—	49.98	—
Sistema de Transmissão Catarinense — STC	Full	—	30.82	—	30.82
Lumitrans Cia. Transmissora de Energia Elétrica	Full	—	30.82	—	30.82
Empresa Brasileira de Transmissão de Energia — EBTE	Proportional	—	19.65	—	19.65
Empresa Paraense de Transmissão de Energia — ETEP	Proportional	49.98	—	49.98	—
Empresa Santos Dumont Energia — ESDE	Full	—	49.98	—	49.98
Empresa Norte de Transmissão de Energia — ENTE	Proportional	49.99	—	49.99	—
Empresa Regional de Transmissão de Energia — ERTE	Proportional	49.99	—	49.99	—
Empresa Catarinense de Transmissão de Energia — ECTE	Proportional	19.09	—	19.09	—
Axxiom	Proportional	49	—	49	—
Parati	Proportional	25	—	25	—

The proportion represents the percentage of the total capital in the subsidiary or jointly-controlled subsidiary held by Cemig. Jointly-controlled subsidiaries are those in which the Company has joint control, supported by a shareholders agreement.

The jointly-controlled subsidiary Amazônia Energia has investments in Norte Energia, which are valued by the equity method. As a result, the proportional effect of the equity income, in the amount of R$1,458, is recognized in the Profit and loss account of Cemig GT (Cemig Geração e Transmissão — Generation and Distribution) through the consolidation of Amazônia Energia.

4.                  CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Bank accounts	88,059	157,890	12,371	6,664
Financial investments
Bank certificates of deposit	1,629,825	2,345,877	114,222	191,004
Financial Treasury Bonds (LFTs)	15,757	63,868	2,292	4,922
National Treasury Bonds (LTNs)	33,481	26,413	—	1,603
Financial Bonds - Banks	—	176,510	—	18,364
Others	568,148	91,932	14,097	4,138
	2,247,211	2,704,600	130,611	220,031
	2,335,270	2,862,490	142,982	226,695

The Company’s exposure to interest rate risk and a sensitivity analysis of the Company’s financial assets and liabilities are shown in Note 26.

5.                  MARKETABLE SECURITIES

The Short-term Investments refers to financial investments made in Brazilian and international financial institutions with branches in Brazil at market.

	Consolidated		Parent Company
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Marketable Securities
Current
Bank certificates of deposit	604,731	358,987	121,666	180,000
Financial Treasury Bonds (LFTs)	103	—	—	—
Financial Bonds - Banks	169,354	—	12,145	—
Others	82,208	—	—	—
	856,396	358,987	133,811	180,000
Non current
Bank certificates of deposit	10,322	—	—	—
Financial Bonds - Banks	139,772	—	15,006	—
Others	14,005	—	668	—
	164,099	—	15,674	—
	1,020,495	358,987	149,485	180,000

6.              ACCOUNTS RECEIVABLE FROM CONSUMERS AND TRADERS

	Consolidated		Parent Company
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Retail supply invoiced	2,368,632	2,301,156	24,240	25,378
Retail supply not invoiced	710,227	848,171	—	—
Wholesale supply to other concession holders	247,085	205,636	—	—
Allowance for doubtful accounts receivable	(624,974)	(646,647)	(24,240)	(25,378)
	2,700,970	2,708,316	—	—

Current assets	2,544,072	2,549,546	—	—
Non-current assets	156,898	158,770	—	—

The Company’s exposure to credit risk related to accounts receivables from consumers and traders is given in Note 26.

7.                  RECOVERABLE TAXES

	Consolidated		Parent Company
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
CURRENT
ICMS - Value Added Tax	165,028	153,306	3,427	3,843
PIS and PASEP — Taxes on Revenue	22,322	32,828	—	—
COFINS	167,676	156,852	68,506	67,342
Other	13,946	11,140	1,386	1,385
	368,972	354,126	73,319	72,570
NON CURRENT
ICMS - Value Added Tax	268,352	243,029	4,757	4,334
PIS and PASEP	16,078	14,515	—	—
COFINS	77,635	70,404	—	—
Other	1,489	—	—	—
	363,554	327,948	4,757	4,334
	732,526	682,074	78,076	76,904

PASEP and COFINS credits originate from acquisitions of property, plant and equipment and can be offset against taxes payable over 48 months.

8.                  INCOME TAX AND SOCIAL CONTRIBUTION

a) Income Tax And Social Contribution Recoverable

The balances of income tax and social contribution refer to tax credits in the income tax returns from previous years and advance payments made in 2012, which will be offset against the amount of federal tax payable calculated for the year 2012, recorded under Taxes payable.

	Consolidated		Parent Company
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
CURRENT
Income tax	121,361	171,294	—	—
Social contribution	55,857	49,466	—	—
	177,218	220,760	—	—
NON CURRENT
Income tax	34,525	21,223	26,774	17,211
Social contribution	5,156	2,382	2,401	2,337
	39,681	23,605	29,175	19,548
	216,899	244,365	29,175	19,548

b) Deferred Income Tax And Social Contribution

Cemig and its subsidiaries and jointly-control subsidiaries have income taxes and social contribution calculated at the statutory annual rates of 25% and 9%, respectively. The Company’s tax credits for these taxes are comprised as follows:

	Consolidated		Parent Company
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Assets
Tax loss carry forwards/negative basis for social contribuition	411,288	631,801	342,528	337,861
Provisions	144,392	141,921	50,023	55,697
Employee post-retirement benefits	380,541	369,306	20,941	19,807
Allowance for doubtful accounts receivable	214,432	211,928	8,242	8,629
Tax credits on absorption of subsidiary	322,394	87,835	—	—
Financial instruments	54,135	59,421	—	—
Foreign exchange variation	129,848	127,768	—	—
Taxes payable — suspended liability (1)	180,605	180,623	—	—
Onerous Concession Contract	63,128	61,941	—	—
Other	152,029	163,543	2,442	2,455
Total	2,052,792	2,036,087	424,176	424,449

Liabilities
Income tax	(786,227)	(909,204)	(2,369)	—
Social contribution	(311,717)	(324,820)	(965)	—
Total	(1,097,944)	(1,234,024)	(3,334)	—
Net, total	954,848	802,063	420,842	424,449

Total Asset in the Statement of Financial Position	1,361,438	2,036,087	420,842	424,449
Total Liaility in the Statement of Financial Position	(406,590)	(1,234,024)	—	—

c)  Reconciliation of income tax and social contribution expenses

The following table presents the reconciliation of the nominal income tax (25% tax rate) and social contribution (9% tax rate) expenses with the actual expenses incurred, as shown in the income statement:

	Consolidated		Parent Company
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Profit before taxes	1,825,119	1,558,849	1,235,726	1,047,044
Income tax and social contribution — nominal expense	(620,540)	(530,009)	(420,147)	(355,995)
Tax effects applicable to:
Equity gain (loss) on subsidiaries	(438)	—	434,460	370,217
Non-deductible contributions and donations	(2,548)	(1,544)	(130)	(3)
Tax incentives	9,701	6,589	—	—
Tax credits not recognized	(8,548)	(5,484)	(9,190)	(5,643)
Amortization of goodwill	(5,563)	(5,857)	(5,909)	(6,325)
Other	38,437	26,664	810	(87)
Income tax and social contribution — effective income (loss)	(589,499)	(509,641)	(106)	2,164
Effective rate	32.30%	32.69%	0.01%	0.21%

Current income tax and social contribution	(759,275)	(543,253)	—	123
Deferred income tax and social contribution	169,776	33,612	(106)	2,041

9.                  ESCROW DEPOSITS

The escrow deposits refer mainly to tax and labor issues.

The main escrow deposits are mainly comprised of litigation, related to tax obligations referring primarily to withhold income tax on interest on capital, and to PASEP/COFINS — related to exclusion of value-added tax (ICMS) from the tax basis of PASEP/COFINS, and others.

	Consolidado		Controladora
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Labor obligations	251,469	206,971	23,991	24,389

Tax obligations
Income tax on interest on shareholders´capital	14,774	14,010	—	—
State inheritance and donation taxes (ITCD)	126,685	115,918	126,685	115,918
PASEP/COFINS	718,934	719,470	—	—
Other tax obligations	70,407	59,209	41,798	34,696

Others	251,224	272,133	103,240	100,718
	1,433,493	1,387,711	295,714	275,721

The balances of deposits in court in relation to the PASEP and COFINS taxes have a corresponding provision recorded under taxes payable. For more details, see Note 16.

10.                               ACCOUNTS RECEIVABLE FROM THE MINAS GERAIS STATE GOVERNMENT AND CRC ACCOUNT SECURITIZATION FUND

The composition of the CRC Account Securitization is as follow:

	06/30/2012	12/31/2011
- Senior quotas held by third parties	765,674	819,997

- Subordinated quotas owned by Cemig	1,053,378	1,001,179
- Dividends retained by the Fund	—	8,899
	1,053,378	1,010,078
TOTAL	1,819,052	1,830,075

The changes to the amounts receivable in connection with the CRC Account Securitzation Fund on the first semester of 2012 is as follows:

Consolidated and Parent Company
Balance at December 31, 2011	1,830,075
Monetary updating of the senior quotas	42.006
Monetary updating of the subordinated quotas	43.300
Amortization of the senior quotas	(96.329)
Balance at June 30, 2012	1.819.052

In addition to the amortization of the Senior Units shown above, which took place in January 2012, Cemig made payment of dividends, on June 28, 2012; a total of R$93,711 was used for amortization of part of the Senior Units. Additionally, the Company injected R$7,015 into the fund to complete the amount necessary for redemption of the senior units and other operational expenses of the FIDC. The amortization of R$ 100,726 of the senior units was effected only in July 2012.

Negotiation for the advanced payment of account receivable from the Minas Gerais State Government - CRC

On May 4, 2012, the Executive Board decided to submit the following proposal to the Company’s Board of Directors:  That the Company’s representative in the General Meeting of Unit Holders of the Cemig CRC Account Securitization Fund (“the FIDC”) should be oriented with the objective of formalizing the agreement of the parties for early payment by the State of Minas Gerais of the debt, followed by full settlement by the Company of all the obligations arising from the CRC Agreement, and full settlement by the FIDC to the Company of all obligations arising from it.  A discount of 35% will be applied to the updated debtor balance for payment of a deposit at sight by the State of Minas Gerais into the account of the Company, which will be passed through in its entirety to the FIDC.

11.           FINANCIAL ASSETS OF THE CONCESSION

As described in Note 2, Item 2.6 (g), the Company’s distribution, transmission, gas and wind generation concession contracts are within the criteria for application of IFRIC 12 (Service Concession Arrangements). During and at the end of the concession period, the grantor will provide indemnity to the Company for the unamortized value of the concession assets according concession agreement between CEMIG and ANEEL and effective legislation and regulatory rules.

The balances of the financial assets are as follows:

	Consolidated
	06/30/2012	31/12/2011
Distribution concessions	4,216,944	3,331,311
Gas concessions	314,326	304,616
Newer transmission concessions	5,432,567	5,503,592
Older transmission concessions	778,856	758,338
	10,742,693	9,897,857

Current assets	919,199	1,120,035
Non-current assets	9,823,494	8,777,822

The changes in the figures for these assets refer mainly to the monetary restatement of the transmission assets.

The changes in the financial assets of the concession are as follows:

	Balance at 12/31/2011	Addtions	Transfers Financial Assets x Intagible	Write-off	Balance at 06/30/2012
Financial Assets of the concession	9,897,857	274,711	874,889	(304,764)	10,742,693

12.           INVESTMENTS

The table below provides a summary of the financial information for the investments in subsidiaries, affiliated companies and jointly-controlled companies.  This information has been adjusted for the percentage represented by the Company’s ownership interest.

	Parent Company
	06/30/2012	31/12/2011
Cemig Geração e Transmissão	5,200,587	5,086,076
Cemig Distribuição	2,695,184	2,656,463
Light	1,196,205	1,160,184
Cemig Telecom	287,446	287,909
Gasmig	438,732	444,991
Rosal Energia	145,972	158,676
Sá Carvalho	117,116	123,571
Horizontes Energia	74,618	73,203
Usina Térmica Ipatinga	22,692	37,577
Cemig PCH	87,502	95,228
Cemig Capim Branco Energia	33,657	42,592
Companhia Transleste de Transmissão	24,550	24,020
UTE Barreiro	27,646	23,034
Companhia Transudeste de Transmissão	13,441	13,150
Empresa de Comercialização de Energia Elétrica	1,097	239
Companhia Transirapé de Transmissão	10,893	10,525
Transchile	46,509	42,850
Efficientia	11,144	11,334
Central Termelétrica de Cogeração	5,934	6,348
Companhia de Transmissão Centroeste de Minas	22,944	20,912
Cemig Trading	15,647	13,008
Empresa Paraense de Transmissão de Energia-ETEP	136,042	132,203
Empresa Norte de Transmissão de Energia-ENTE	316,164	307,211
Empresa Regional de Transmissão de Energia-ERTE	70,641	73,432
Empresa Amazonense de Transmissão de Energia-EATE	695,139	672,559
Empresa Catarinense de Transmissão de Energia-ECTE	45,403	44,983
Axxiom Soluções Tecnológicas	4,730	4,253
Cemig Serviços	950	2,310
Parati	367,944	358,459
Gasmig (invesiment in progress)	67,223	67,223
	12,183,752	11,994,523

a)The changes in  investments in subsidiaries and jointly-controlled subsidiaries are as follows:

	12/31/2011	Equity gain (loss)	Financial Resources provided by shareholders	Proposed Dividends	Other	06/30/2012
Cemig Geração e Transmissão	5,086,076	720,353	—	(605,733)	(109)	5,200,587
Cemig Distribuição	2,656,463	282,286	—	(243,565)	—	2,695,184
Cemig Telecom	287,909	(463)	—	—	—	287,446
Rosal Energia	158,676	7,402	—	(20,106)	—	145,972
Sá Carvalho	123,571	14,931	—	(21,386)	—	117,116
GASMIG	444,991	23,747	—	(30,006)	—	438,732
Horizontes Energia	73,203	7,354	—	(5,939)	—	74,618
Usina Térmica Ipatinga	37,577	5,018	—	(19,903)	—	22,692
Cemig PCH	95,228	7,275	—	(15,001)	—	87,502
Cemig Capim Branco Energia	42,592	21,524	—	(30,459)	—	33,657
Companhia Transleste de Transmissão	24,020	2,597	—	(2,067)	—	24,550
UTE Barreiro	23,034	4,612	—	—	—	27,646
Companhia Transudeste de Transmissão	13,150	1,371	—	(1,080)	—	13,441
Empresa de Comercialização de Energia Elétrica	239	(110)	—	—	968	1,097
Companhia Transirapé de Transmissão	10,525	1,161	—	(793)	—	10,893
Transchile	42,850	(84)	—	—	3,743	46,509
Efficientia	11,334	4,039	—	(4,229)	—	11,144
Central Termelétrica de Cogeração	6,348	212	—	(626)	—	5,934
Companhia de Transmissão Centroeste de Minas	20,912	2,032	—	—	—	22,944
Light	1,160,184	36,021	—	—	—	1,196,205
Cemig Trading	13,008	15,455	—	(12,816)	—	15,647
Empresa Paraense de Transmissão de Energia - ETEP	132,203	10,836	—	(6,997)	—	136,042
Empresa Norte de Transmissão de Energia — ENTE	307,211	24,379	—	(15,426)	—	316,164
Empresa Regional de Transmissão de Energia - ERTE	73,432	4,774	—	(7,565)	—	70,641
Empresa Amazonense de Transmissão de Energia — EATE	672,559	54,619	—	(32,039)	—	695,139
Empresa Catarinense de Transmissão de Energia - ECTE	44,983	2,911	—	(2,491)	—	45,403
Axxiom Soluções Tecnológicas	4,253	477	—	—	—	4,730
Cemig Serviços	2,310	(1,360)	—	—	—	950
Parati	358,459	10,342	—	(857)	—	367,944
Gasmig (invesiment in progress)	67,223	—	—	—	—	67,223
	11,994,523	1,263,711	—	(1,079,084)	4,602	12,183,752

b)              The main information on the subsidiaries and jointly-controlled subsidiaries is as follows (the figures have not been adjusted based on Cemig´s interest percentage):

		At June 30, 2012			January to June 2012
Subsidiaries	Number of shares	Cemig Interest (%)	Share capital	Shareholders’ Equity	Cemig Interest (%)	Share capital
Cemig Geração e Transmissão	2,896,785,358	100.00	3,296,785	5,200,587	605,733	720,353
Cemig Distribuição	2,261,997,787	100.00	2,261,998	2,695,184	243,565	282,286
Light	203,934,060	26.06	2,225,822	4,590,192	—	179,834
Cemig Telecom	381,023,385	100.00	225,082	287,446	—	4,348
Rosal Energia	46,944,467	100.00	46,944	145,972	20,106	10,165
Sá Carvalho	361,200,000	100.00	36,833	117,116	21,386	14,931
Gasmig	409,255,483	55.19	643,780	794,910	54,366	43,025
Horizontes Energia	64,257,563	100.00	64,258	74,618	5,939	7,354
Usina Térmica Ipatinga	29,174,281	100.00	29,174	22,692	19,903	5,018
Cemig PCH	30,952,000	100.00	30,952	87,502	15,001	7,275
Cemig Capim Branco Energia	5,528,000	100.00	5,528	33,657	30,459	21,524
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	98,200	5,167	10,389
UTE Barreiro	30,902,000	100.00	30,902	27,646	—	4,612
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	56,004	4,500	5,712
Empresa de Comercialização de Energia Elétrica	486,000	100.00	486	1,097	—	(110)
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	44,461	3,237	4,741
Transchile	56,407,271	49.00	122,610	94,917	—	5
Efficientia	6,051,994	100.00	6,052	11,144	4,229	4,039
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	5,934	626	213
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	44,989	—	3,986
Cemig Trading	160,297	100.00	160	15,647	12,816	15,455
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	49.98	89,390	272,193	13,400	24,006
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	49.99	160,337	632,454	30,858	54,800
Empresa Regional de Transmissão de Energia — ERTE	36,940,800	49.99	36,941	141,310	15,134	11,109
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	49.98	355,697	1,390,834	64,103	122,265
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	19.09	42,095	237,836	13,048	18,214
Axxiom Soluções Tecnológicas	9,200,000	49.00	9,200	9,652	—	972
Cemig Serviços	5,100,000	100.00	5,100	950	—	(1,360)
Parati	1,432,910,000	25.00	1,432,910	1,471,777	3,428	38,672

Acquisition of additional equity interest in Gasmig

On December 27, 2011, the Board of Directors approved the acquisition of registered preferred shares in Gasmig, representing 4.38% of Gasmig´s total capital, from the Minas Gerais State Government for R$67,223. The Board approved this acquisition to be made at a price per share of approximately R$3.75. The execution of this acquisition is subject to the following conditions:

•                 An independent appraisal to determine the fair value of Gasmig´s capital, which will be made by a specialized institution chosen and contracted by CEMIG.

•                 MGI-Minas Gerais Participações S.A. must complete in its entirety the transfer its equity interest in Gasmig to the Minas Gerais State Government.

13.           PROPERTY, PLANT AND EQUIPMENT

	June 30, 2012			December 31, 2010
Consolidated	Historical Cost	Accumulated depreciation	Net value	Historical Cost	Accumulated depreciation	Net value

In Service	19,873,858	(12,193,927)	7,679,931	19,052,126	(12,022,438)	7,029,688
Land	421,564	—	421,564	424,728	—	424,728
Reservoirs, dams and water courses	8,595,362	(5,099,037)	3,496,325	7,990,344	(5,035,301)	2,955,043
Buildings, works and improvements	2,455,710	(1,583,701)	872,009	2,319,093	(1,560,550)	758,543
Machinery and equipment	8,321,202	(5,448,457)	2,872,745	8,233,445	(5,362,640)	2,870,805
Vehicles	21,139	(13,595)	7,544	25,775	(16,017)	9,758
Furniture and fixtures	58,881	(49,137)	9,744	58,741	(47,930)	10,811

In progress	1,023,804	—	1,023,804	1,632,103	—	1,632,103
Assets under construction	1,023,804	—	1,023,804	1,632,103	—	1,632,103
Total Property, Plant and Equipment	20,897,662	(12,193,927)	8,703,735	20,684,229	(12,022,438)	8,661,791

The changes in property, plant, and equipment from are as as follows:

Consolidated	Balance at 12/31/2011	Additions/ transfers	Write-off	Accumulated depreciation	Balance at 06/30/2012
In Service	7,029,688	869,732	(7,647)	(211,842)	7,679,931
Land	424,728	(3,164)	—	—	421,564
Reservoirs, dams and water courses	2,955,043	613,531	(1)	(72,248)	3,496,325
Buildings, works and improvements	758,543	139,543	(21)	(26,056)	872,009
Machinery and equipment	2,870,805	119,521	(6,548)	(111,033)	2,872,745
Vehicles	9,758	31	(1,077)	(1,168)	7,544
Furniture and fixtures	10,811	270	—	(1,337)	9,744

In progress	1,632,103	(603,711)	(4,588)	—	1,023,804
Total Property, Plant, and Equipment	8,661,791	266,021	(12,235)	(211,842)	8,703,735

The item “Special obligations related to the concession” refers, primarily, to contributions from consumers for construction of the works necessary to meet their requests for supply of electricity. Final settlement of these obligations depends on the additional regulation to be issued by Aneel, at the end of the distribution concessions, in the form of reduction of the residual value of the fixed asset for the purposes of determination of the amount that the concession-granting power will pay to the concession holder.

Under Aneel Resolution 234 of October 2006, and Aneel Circular 1314/2008 of June 27, 2008, the balance of the Special Obligations related to the concession began to be amortized, as from the second tariff review cycle of Cemig D and of Light, in 2008, using a percentage corresponding to the average depreciation rate of the assets.

The Company has not identified any indications of impairment with regards to its property, plant, and equipment. The concession contracts specify that, at the end of the concession contract period of each concession, the grantor will decide the amount to be indemnified to the Company. Management believes that the undepreciated book value of property, plant and equipment at the end of the concession period will be the amount to be reimbursed to the Company by the granting authority.

ANEEL, in conformity with the Brazilian regulatory framework, is responsible for establishing and periodically reviewing the estimates of useful economic life for generation and transmission assets in the electricity sector. The estimates of useful life established by the ANEEL are used in the processes for reviewing tariff rates and calculating the indemnification due to the concessionaires at the end of the concession period.  These are recognized by the Company as reasonable and were used as the basis for depreciation of the Company’s property, plant and equipment.

14.           INTANGIBLE ASSETS

	06/30/2012			12/31/2011
Parent Company	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In Service	13,313	(12,743)	570	13,309	(12,659)	650
Defined useful life
Software use rights	3,711	(3,147)	564	3,711	(3,064)	647
Brands and patents	9	(3)	6	5	(2)	3
Concession assets	83	(83)	—	83	(83)	—
Cemig Telecom	9,510	(9,510)	—	9,510	(9,510)	—

In progress	3	—	3	7	—	7
Assets under construction	3	—	3	7	—	7
Intangible assets, net	13,316	(12,743)	573	13,316	(12,659)	657

	06/30/2012			12/31/2011
Consolidated	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In Service	10,399,449	(7,152,473)	3,246,976	10,448,490	(6,709,432)	3,739,058
Definite useful life
Easements	34,143	(1,675)	32,468	34,248	(1,585)	32,663
Onerous Concessions	51,908	(9,422)	42,486	31,974	(8,742)	23,232
Concession easements	10,103,720	(6,968,720)	3,135,000	10,202,921	(6,556,363)	3,646,558
Others	209,678	(172,656)	37,022	179,347	(142,742)	36,605

In progress	1,508,335	—	1,508,335	1,522,123	—	1,522,123
Assets under construction	1,508,335	—	1,508,335	1,522,123	—	1,522,123
Intangible assets, net	11,907,784	(7,152,473)	4,755,311	11,970,613	(6,709,432)	5,261,181

The changes in consolidated intangible assets are as follows:

Consolidated	Balance at 12/31/2011	Additions	Write- off	Amortization	transfers	Balance at 06/30/2012
In Service	3,739,058	(60,024)	(50,675)	(244,740)	(136,643)	3,246,976
Defined Useful life
Easements	32,663	—	—	(88)	(107)	32,468
Onerous Concessions	23,232	19,934	(1,220)	(587)	1,127	42,486
Concession assets	3,646,558	(81,036)	(49,455)	(239,275)	(141,792)	3,135,000
Others	36,605	1,078	—	(4,790)	4,129	37,022

In progress	1,522,123	816,000	—	—	(829,788)	1,508,335
Assets under construction	1,522,123	816,000	—	—	(829,788)	1,508,335
Intangible assets, net	5,261,181	755,976	(50,675)	(244,740)	(966,429)	4,755,311

Concession Assets

In conformity with Technical Interpretation ICPC 01, accounting for concessions, the portion of the distribution infrastructure that will be used during the concession period, consisting of the distribution assets, net of consumer interests (special obligations), was recorded in Intangible Assets.

Useful life review

On February 7, 2012 Aneel, by Normative Resolution 474, set the new rates of depreciation for assets in service in electricity concessions based on a review of their useful lives. The new rates applied from January 1, 2012.

15.           SUPPLIERS

	Consolidated
	06/30/2012	12/31/2011
Supply and transport of electricity
Eletrobrás — Power from Itaipu	225,499	198,280
Furnas Centrais Elétricas S.A.	52,138	55,464
Spot market - CCEE	131,102	40,326
UTE Norte Fluminense	38,186	38,392
Purchase of electricity at auctions	50,159	63,904
Others	434,535	364,907
	931,619	761,273
Materials and services	350,402	428,575
	1,282,021	1,189,848

16.           TAXES PAYABLES

a) Taxes payable

The non-current liabilities for PASEP and COFINS refer to the legal action challenging the constitutionality of the inclusion of ICMS in the calculation basis for these taxes, and, the offsetting of the amounts paid in the last 10 years has been requested. The Company and its subsidiaries Cemig Distribuição and Cemig Geração e Transmissão have obtained a Court injunction enabling them not to make the payment and authorizing payment in Court from 2008 until August, 2011. Thereafter, the Company opted to pay the new taxes each month.

	Consolidated		Parent Company
	06/30/2012	12/31/2011	06/30/2012	12/31/2011
Current
ICMS -Value-added tax	352,945	329,696	18,091	18,091
COFINS	108,304	94,662	880	11,636
PASEP	20,287	20,742	191	2,526
INSS	20,143	24,641	1,663	2,130
Others	23,706	46,812	964	1,357
	525,385	516,553	21,789	35,740

Non-current
COFINS	681,065	683,332	—	—
PASEP	147,826	148,355	—	—
Others	77,693	65,400	—	—
	906,584	897,087	—	—
	1,431,969	1,413,640	21,789	35,740

b)  Income tax and social contribution payable

The non-current, deferred income tax and social contribution liabilities refer mainly to recognition of financial instruments (foreign exchange variations) on a cash basis, asssets and liabilities at present value adjustment, capital costs assigned to loans and deemed cost of property, plant and equipment.

	Consolidated
	06/30/2012	12/31/2011
Current
Income tax	146.639	86,753
Social contribution tax	67.739	42,631
	214.378	129,384

The non-current income tax and social contribution are presented on note 8 of the financial statement.

17.           LOANS, FINANCING AND DEBENTURES

				Consolidated
	Maturity of			06/30/2012			12/31/2011
Lenders	Principal	Annual Interest Rates (%)	Currency	Current	Non Current	Total	Total
IN FOREIGN CURRENCY
ABN AMRO Real S.A. (3)	2013	6	US$	25,317	—	25,317	46,989
Banco do Brasil —A. — Bônus Diversos (1)	2024	Various	US$	5,493	27,208	32,701	34,826
BNP Paribas	2012	5.89	EURO	—	—	—	1,387
KFW	2016	4.50	EURO	1,689	5,911	7,600	8,028
Brazilian National Treasury (10)	2024	Various	US$	2,717	13,124	15,841	16,893
Banco Inter Americano del Desarrollo (7)	2026	2.12	US$	1,542	32,668	34,210	35,529
BNP 36 MM - Euros	2014	0.04	EURO	222	29,422	29,644	27,882
Merril Lynch - Us$ 50 MM	2016	0.03	US$	111	32,820	32,931	30,570
BID (16)	2022	Libor + Spread 1.7 a 2.2%pa	US$	3,806	51,712	55,518	52,902
BID (16)	2023	Libor + Spread 1.5 a 1.88%pa	US$	8,512	87,528	96,040	92,561
Others	2019	Various	Various	8,075	3,255	11,330	11,340
Total foreign currency financing				57,484	283,648	341,132	358,907
LOCAL CURRENCY
Banco do Brasil S.A.	2017	108.33 of CDI	R$	784	197,058	197,842
Banco do Brasil S.A.	2012	109.80 of CDI	R$	589,656	—	589,656	591,951
Banco do Brasil S.A.	2013	CDI + 1.70	R$	30,317	18,320	48,637	56,844
Banco do Brasil S.A.	2013	107.60 of CDI	R$	127,822	—	127,822	136,566
Banco do Brasil S.A.	2014	104.10 of CDI	R$	1,018,888	200,000	1,218,888	1,224,881
Banco do Brasil S.A.	2013	10.83	R$	748,473	—	748,473	706,796
Banco do Brasil S.A.	2014	98.5%of CDI	R$	102,397	355,580	457,977	436,637
Banco do Brasil S.A.	2012	106.00 of CDI	R$	104,814	—	104,814	99,779
Banco Itaú — BBA S.A	2013	CDI + 1.70	R$	121,190	12,779	133,969	158,837
Banco Itaú — BBA S.A	2014	CDI + 1.70	R$	963	868	1,831	2,955
Banco Votorantim S.A.	2013	CDI + 1.70	R$	28,366	24,552	52,918	53,415
BNDES	2026	TJLP+2.34	R$	7,990	99,835	107,825	111,678
Bradesco S.A.	2014	CDI + 1.70	R$	504	455	959	1,550
Bradesco S.A.	2013	CDI + 1.70	R$	101,074	41,554	142,628	198,181
Bradesco S.A. (2)	2012	106.00 of CDI	R$	1,044,388	—	1,044,388	990,142
Debêntures (6)	2014	IGP-M + 10.50	R$	2,741	362,682	365,423	372,697
Debêntures — Minas Gerais state govt (6) (9)	2031	IGP-M	R$	—	49,740	49,740	46,896
Debêntures (6)	2017	IPCA + 7.96	R$	21,703	514,274	535,977	502,648
Debêntures (6)	2012	CDI+ 0.90	R$	—	—	—	1,754,714
Debêntures (6)	2015	IPCA + 7.68	R$	1,353,485	—	1,353,485	1,367,937
Debêntures	2017	CDI + 0.90	R$	496,938	—	496,938	—
Debêntures	2022	IPCA + 6.20	R$	697,212	—	697,212	—
Debêntures	2019	IPCA + 6.20	R$	207,985	—	207,985	—
ELETROBRÁS	2013	FINEL + 7.50 to 8.50	R$	12,926	6,399	19,325	25,603
ELETROBRÁS	2023	UFIR. RGR + 6.00 to 8.00	R$	69,891	353,589	423,480	428,238
Santander do Brasil S.A.	2013	CDI + 1.70	R$	26,759	1,462	28,221	40,451
UNIBANCO S.A	2013	CDI + 1.70	R$	88,465	60,976	149,441	161,272
UNIBANCO S.A (2)	2013	CDI + 1.70	R$	18,711	—	18,711	40,085
Itaú e Bradesco (4)	2015	CDI + 1.70	R$	186,673	579,001	765,674	819,996
Banco do Brasil S.A. (8)	2020	TJLP + 2.55	R$	1,366	20,036	21,402	22,768
UNIBANCO S.A (8)	2020	TJLP + 2.55	R$	363	5,058	5,421	5,768
Debêntures I e IV (5) (6)	2015	TJLP + 4.00	R$	6	13	19	22
Debêntures V (5) (6)	2014	CDI + 1.50	R$	72,525	138,437	210,962	241,759
Debêntures VII (5) (6)	2016	CDI + 1.35	R$	3,308	210,496	213,804	214,400
Debêntures LIGHT ENERGIA I (5) (6)	2016	CDI + 1.45	R$	1,240	55,580	56,820	57,074
Debêntures LIGHT ENERGIA II (5) (6)	2019	1.18% of CDI	R$	4,894	137,463	142,357	137,487
CCB Bradesco S.A (5)	2017	CDI + 0.85	R$	35,339	121,776	157,115	149,820
ABN AMRO Real S.A. (5)	2014	CDI + 0.95	R$	2,458	25,980	28,438	27,005
BNDES — (5)	2019	TLJP	R$	59,410	291,674	351,084	371,729
DEBENTURES (6) (10)	2016	CDI+1.30%	R$	3,142	8,568	11,710	13,281
DEBENTURES (6) (10)	2016	CDI+1.30%	R$	20,862	56,850	77,712	88,148
DEBENTURES (6) (10)	2016	CDI+1.30%	R$	39,539	107,716	147,255	167,035
DEBENTURES (6) (10)	2016	112.5% of CDI	R$	7,199	24,582	31,781	35,124
BNDES (11)	2033	TJLP + 2.40	R$	2,813	361,736	364,549	349,505
Debêntures (11)	2013	IPCA	R$	143,703	76,006	219,709	207,094
BNDES — Repasse (11)	2033	TJLP	R$	1,452	370,536	371,988	354,783
AMAZONIA - FNO	2031	10%p.a	R$	296	55,842	56,138	54,807
BNDES — Principal Subcredit A/B/C/D (10)	2015	Various	R$	5,609	64,011	69,620	66,932
BNDES (12)	2024	TJLP +2.15	R$	3,180	35,380	38,560	39,961
CEF S.A (13)	2022	TJLP + 3.50	R$	7,178	56,226	63,404	64,784
CEF S.A (14)	2021	TJLP + 3.50	R$	5,874	45,036	50,910	52,109
CEF S.A (15)	2022	TJLP + 3.50	R$	9,563	83,675	93,238	95,267
BNDES (16)	2019	Various	R$	35,067	160,862	195,929	210,744
Pool of Banks (16)	2015	CDI + 0.90%	R$	9,234	4,592	13,826	18,462
CEF S.A (16)	2016	117.5 of CDI	R$	2,370	7,050	9,420	10,585
DEBENTURES (16)	2017	Various	R$	35,750	818,003	853,753	832,234
Promissory notes (ITAU)	2012	105.5% of CDI	R$	702,258	—	702,258	669,132
Promissory notes (ITAU)	2012	104% of CDI	R$	517,289	—	517,289
BNDES (17)	2016	TJLP + 3.12	R$	27,441	90,153	117,594	131,225
BNDES (18) Cemig Telecom	2017	Various	R$	9,133	38,445	47,578	51,972
BNDES	2028	URTJ+1.97	R$	4,164	59,418	63,582	49,588
Others	2025	Various	R$	27,241	278,676	305,917	298,809
Total local currency financing				9,012,381	6,689,000	15,701,381	15,420,162
TOTAL				9,069,865	6,972,648	16,042,513	15,779,069

(1)                         These interest rates, which are based on the six-month Libor rate plus a spread of 0.81 to 0.88% per year, vary from 2.00 to 8.00 % per year;

(2)                         Loan from the parent company;

(3)                         Exchange rate Swaps for were contracted. The following are the rates for the loans and financings taking the swaps into account: CDI + 1.50% per year;

(4)                         Refers to the senior quotas of the FIDC. See Note 10.

(5)                         Loans, financings and debentures of RME (Light) and Parati.

(6)                         Registered, unsecured, debentures not convertible into shares, without preference.

(7)                         Financing of Transchile.

(8)                         Financing of Cachoeirão.

(9)                         Contracts adjusted to present value, as per changes to the corporate law in accordance with Law 11638/07.

(10)                   Consolidated loans and financings of the TBE group.

(11)                   Loan contracted for the jointly-controlled subsidiary Madeira Energia.

(12)                   Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.

(13)                   Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A.

(14)                   Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A.

(15)                   Loan contracted for the jointly-controlled subsidiary VDR S.A.

(16)                 Loan contracted for the jointly-controlled subsidiary TAESA.

(17)                 Loan and financing of Gasmig.

(18)      Loan arranged by Cemig Telecom — Ativas.

The consolidated breakdown of loans, financings and debentures, per currency and indexer, with the respective amortization:

	2012	2013	2014	2015	2016	2017	2018	2019 em diante	Total
Currency
U.S. dollar	19,851	45,918	26,465	28,515	29,392	18,896	21,291	110,884	301,212
Euro	1,066	1,689	31,110	1,689	1,689	—	—	—	37,243
UMBNDES (**)	197	377	377	377	377	377	377	218	2,677
	21,114	47,984	57,952	30,581	31,458	19,273	21,668	111,102	341,132

Indexers
IPCA (Amplified Consumer Price Index)	238,082	572,767	487,766	672,818	172,220	171,376	101,303	780,142	3,196,474
UFIR (Fiscal Reference Unit) / RGR	42,272	67,322	69,486	61,090	49,601	40,034	35,362	58,899	424,066
Interbank Certificate of Deposit (CDI)	3,971,009	1,411,463	1,361,672	686,939	401,169	721,795	35,226	90,014	8,679,287
Eletrobrás Finel internal index	7,594	11,731	—	—	—	—	—	—	19,325
URTJ/TJLP (*)	70,246	173,365	192,734	182,674	172,887	143,421	133,595	845,499	1,914,421
General Price Index — Market (IGP-M)	2,731	2,253	364,810	2,032	1,961	1,889	1,859	58,048	435,583
UMBndes (**)	18,799	33,758	33,964	34,568	32,707	12,205	5,484	16,477	187,962
Others (IGP-DI, INPC) (***)	2,666	1,268	1,539	1,374	929	220	220	—	8,216
No indexer	153,483	602,903	5,095	7,524	8,460	7,204	6,746	44,632	836,047
	4,506,882	2,876,830	2,517,066	1,649,019	839,934	1,098,144	319,795	1,893,711	15,701,381
	4,527,996	2,924,814	2,575,018	1,679,600	871,392	1,117,417	341,463	2,004,813	16,042,513

( * )	URTJ = Interest Rate Reference Unit Adjusted by the Long-term Interest Rate (TJLP)
( ** )	UMBNDES = BNDES Monetary Unit.
( *** )	IGP-DI inflation index (General Price Index — Domestic Availability).
INPC — National Consumer Price Index.

The following table sets forth the principal foreign currencies, interest rates and indices applied to Loans, financing and debentures:

Currency	Accumulated Variance in 2012 (%)	Index	Accumulated Variance in 2012 (%)
United States Dollars	7.76%	IGP-M	3.19%
Euro	5.19%	IPCA	2.32%
		CDI	4.59%
		FINEL	0.63%

The changes in financing are as follows:

	Consolidated	Parent Company
Balance at December 31, 2011	15,779,069	1,030,227
Loans and financings obtained	3,163,081	—
Monetary and exchange rate variation	141,157	—
Borrowing costs	663,423	50,584
Amortization of borrowing costs	(661,361)	(4,784)
Capitalization	16,224	—
Adjustment to present value	(2,102)	—
Amortization of financings	(3,063,209)	(18,397)
Transaction costs	(4,972)	—
Amortization of transaction costs	11,203	5,470
Balance at June 30, 2012	16,042,513	1,063,100

a) Issuance of debentures of Cemig Geração e Transmissão

In March 2012, the Company concluded its third public issue of non-convertible debentures, issuing 1,350,000 unsecured non-convertible debentures, in three series, with nominal unit value of R$ 1 on the issue date. The net proceeds from the issue were used for 100% redemption of the commercial Promissory Notes of the Company’s fourth issue, made on January 13, 2012, for their total nominal value of R$ 1,000,000, plus remuneratory interest. 480,000 Debentures of the First Series, 200,000 Debentures of the Second Series and 670,000 Debentures of the Third Series were issued, with maturities, respectively, of five, seven and ten years from the issue date. The debentures of the first series carry remuneratory interest at the rate of CDI + 0.90% p.a., and the debentures of the second and third series will be subject to adjustment of their nominal unit value by the IPCA/IBGE index plus payment of remuneratory interest of 6.00% p.a. and 6.20% p.a., respectively. Cemig provided a surety guarantee for the 3rd debenture issue of Cemig GT.

b)Issue of Promissory Notes by Taesa

On May 25, 2012, Taesa issued 181 promissory notes with nominal unit value of R$5,000, for a total of R$905,000, with maturity on May 20, 2013. The issue was approved by the Extraordinary General Meeting of Stockholders held on May 23, 2012.The notes will pay interest equal to 104% of the daily average over extra-grupo DI (Interbank Deposit) Rate, expressed as an annual percentage, on the 252 business days basis, calculated and published daily by Cetip — the Securities Custody and Financial Settlement Center on its website http://www.cetip.com.br .  The Issuer’s net proceeds from the Notes were used for payment of the Agreement to Purchase Shares held by Abengoa Concessões Brasil Holding S.A in União de Transmissoras de Energia Elétrica S.A — Unisa.

c) Covenants

Cemig and its subsidiaries Cemig Distribuição and Cemig Geração e Transmissão have contracts for loans and financing which contain covenants, requiring compliance on a semi-annual basis at the end of June and December each year.

On June 30, 2012, one of Cemig’s clauses was not complied with.  However, the company obtained consent from its creditors prior to the stipulated date that they would not exercise their rights to demand immediate or early payment of amounts owed before December 31, 2012.

On June 30, 2012 Cemig GT was non-compliant with the covenant relating to the ratio Debt / Stockholders’ equity + loans.  Its value for this ratio on that date was 62.20%, higher than the contracted limit of 61%. Formal waiver from the creditors, agreeing that they would not exercise the rights to require immediate or early payment, was obtained on dates subsequent to June 30, 2012, and for this reason the contracts in which these clauses were not complied with are recorded in Current liabilities. The amount reclassified to the current liabilities as a result of the covenants was R$2,882,369.

On August 13, 2012 the Company obtained a formal waiver from the creditor, to the effect that it will not demand early settlement of this liability.

d) Debentures

The debentures issued by the Company’s subsidiaries and jointly-controlled subsidiaries are simple, non-convertible.

18.           REGULATORY CHARGES

	Consolidated
	06/30/2012	12/31/2011
Global Reversion Reserve – RGR	77,063	58,930
Fuel Consumption Account – CCC	44,498	68,492
Energy Development Account – CDE	55,573	45,436
Eletrobrás – Compulsory loan	1,207	1,207
ANEEL inspection charge	4,681	4,631
Energy Efficiency	155,549	147,724
Research and Development	209,102	216,524
Energy System Expansion Research	3,584	4,093
National Scientific and Technological Development Fund	8,067	7,803
Alternative Energy Program – Proinfa	4,469	22,772
Emergency capacity charge	49,281	49,319
0.30% additional payment – Law 12111/09	4,411	3,500
	617,485	630,431
Current liabilities	390,382	368,229
Non-current liabilities	227,103	262,202

19.           EMPLOYEE POST-RETIREMENT BENEFITS

The Forluz Pension Fund

The changes in net liabilities are as follows:

	Pension plans and retirement supplement plans			Life
Parent Company	FORLUZ	Health Plan	Dental Plan	Insurance	Total
Net liabilities as at December 31, 2011	41,697	29,710	1,625	26,919	99,951
Expenses incurred	2,339	2,410	59	2,587	7,395
Contributions paid	(3,220)	(1,340)	(21)	(359)	(4,940)
Net liabilities June 30, 2012	40,816	30,780	1,663	29,147	102,406
Current liabilities	2,990	—	—	—	2,990
Non current liabilities	37,826	30,780	1,663	29,147	99,416

	Pension plans and retirement supplement plans		Health		Life
Consolidated	FORLUZ	BRASLIGHT	Plan	Dental Plan	Insurance	Total
Net liabilities as at December 31, 2011	846,581	355,961	567,394	30,718	486,505	2,287,159
Expenses incurred	47,500	22,435	36,247	720	30,029	136,931
Contributions paid	(64,888)	(23,651)	(27,132)	(425)	(6,397)	(122,493)
Net liabilities June 30, 2012	829,193	354,745	576,509	31,013	510,137	2,301,597

Current liabilities	60,390	36,688	—	—	—	97,078
Non current liabilities	768,803	318,057	576,509	31,013	510,137	2,204,519

The amounts recorded as Current refer to the contributions to be made by Cemig in the next 12 months for amortization of the actuarial liabilities.

The amounts that are recorded as expenses in the Profit and loss account refer to the portions of the costs of the post-employment obligations plus the effects of monetary updating on the plan.

20.           PROVISIONS

Cemig and its subsidiaries and jointly-controlled subsidiaries are parties to various legal proceedings in Brazil arising from the normal course of business, regarding tax, environmental,  labor, civil and other issues.

Proceedings in which the Company is a debtor

The Company and its subsidiaries and jointly-controlled subsidiaries have recorded provisions for contingenies for the proceedings where the expectation of loss is considered as probable and that an outflow of resources will be required to settle the obligation, as follows:

	Consolidated
	Balance in 12/31/2011	Additions (–) Reversals	Write-off	Balance in 06/30/2012
Labor claims	135,121	(7,429)	(10,646)	117,046

Civil lawsuits
Consumer relations	88,195	(1,304)	(2,214)	84,677
Other civil cases	61,710	38,380	(8,378)	91,712
	149,905	37,076	(10,592)	176,389

Tax	117,637	1,224	(1)	118,860
Environmental	56,635	1,649	(5,714)	52,570
Regulatory	78,137	(8,404)	(2,351)	67,382
Other	12,004	9,444	(241)	21,207

Total	549,439	33,560	(29,545)	553,454

	Parent Company
	Balance in 12/31/2011	Additions (–) Reversals	Write-off	Balance in 06/30/2012
Labor claims	58,902	(9,351)	(1,214)	48,337

Civil lawsuits
Consumer relations	35,413	(10,568)	(94)	24,751
Other civil cases	16,178	12,028	(290)	27,916
	51,591	1,460	(384)	52,667

Tax	33,342	(4,550)	—	28,792
Environmental	207	513	—	720
Regulatory	38,210	(6,174)	(88)	31,948
Other	3,700	1,575	(179)	5,096

Total	185,952	(16,527)	(1,865)	167,560

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the related proceedings are completed, will not significantly affect the result of operations or the financial position of the holding company nor the consolidated result.

The details on the principal Contingency provisions and Contingent liabilities are as follows:

Provisions, made for legal actions in which the chances of loss have been assessed as “probable”; and Contingent liabilities, for legal actions in which the chances of loss are assessed as “possible”

Labor claims

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in numerous legal actions brought by its employees and by outsourced employees. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or calculation of retirement pension payments by Forluz, and salary adjustments.

The value of the contingency for the total of these cases is approximately R$ 512,852 (R$ 523,697 on December 31, 2011), of which R$ 117,046 has been provisioned (R$ 135,121 on December 31, 2011).

Consumer relations

Cemig is a party in numerous civil actions relating to indemnity for pain and suffering arising, principally, from incidents involving the electricity distribution network, allegations of irregularity in measurement of consumption, and claims of undue charging, occurring in the normal course of business, in the total amount of R$ 184,080 (R$ 189,088 on December 31, 2011), of which R$ 84,964 has been provisioned (R$ 88,195 on December 31, 2011).

Among these actions there are proceedings relating to the accident on February 27, 2011 in the town of Bandeira do Sul. The greater significance of these actions is not related exclusively to their financial impact, but also to the exposure of the Company’s image.

Regulatory matters: Tariff increases — the “Cruzado” Plan

Several industrial consumers filed actions against Cemig seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan.

The value of the contingency for the total of these cases is approximately R$ 40,740 (R$ 47,124 on December 31, 2011), of which R$ 31,447 has been provisioned (R$ 37,824 on December 31, 2011).

Environmental actions

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in various actions involving environmental subjects, which involve protected areas, environmental licenses, recovery of environmental damages, and other matters, in the approximate total amount of R$ 76,218 (R$79,468 on December 31, 2011) of which the Company has provisioned R$ 52,570 (R$56,635 on December 31, 2011).

Santo Antônio Energia has made provisions for social and/or environmental situations, for estimates of expenses that will be incurred to mitigate the impacts caused by the construction of the Santo Antônio Hydroelectric Plant, in compliance with programs specified in Installation License 540 of 2008, in the amount of R$ 404,188 (R$ 452,643 on December 31, 2011). Cemig’s proportionate interest in this amount represents R$ 40,419 (R$ 45,264 on December 31, 2011).The environmental expenses provisioned were recorded as a cost of PP&E under construction — Reservoirs, dams and watercourses

Additionally, the Company is defendant in various other class actions, mostly related to environmental damage, calling for indemnity, recovery of areas alleged to be degraded and compensation measures that will be, in most cases, defined in the course of the action. These actions may also benefit third parties not directly involved in the proceedings, who may be entitled to further reparations or indemnity.

ICMS (local state value added tax)

Since 1999, Light has been inspected on various occasions by the tax authority of Rio de Janeiro State in relation to the ICMS, charged by states. Infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. The management, based on the opinion of its counsel and on analyzing the amounts involved in the infringement notices, believes that only part of these amounts represents a risk of loss that can be assessed as “probable”, and this part is provisioned in the amount of R$ 110,724 (R$ 104,938 on December 31, 2011), Cemig’s proportionate participation representing the amount of R$ 35,972 (R$ 34,092 on December 31, 2011).

Gasmig has made a provision relating to credits of the ICMS on acquisition of a property, plant and equipment asset used in its network, and for its application to the amount taxable by the PIS and Cofins taxes, totaling R$ 25,686 (R$ 28,838 on December 31, 2011); Cemig’s portion of this represents R$ 14,177 (R$ 15,916 on December 31, 2011).

Additionally, the Company is defendant in various actions relating to ICMS in relation to which, if it eventually has to pay the tax applicable to these transactions, it will be able to require reimbursement from consumers to recover the amount of the tax plus any penalty payment. The principal cases are:

(i)

A case relating to non-payment of ICMS on the installments that comprise the TUSD and on demand contracted and not used, which were billed over the period from January 2005 through December 2010, since the amount of the tax applicable was excluded from electricity bills, in compliance with an interim injunction granted.

(ii)

A class action against Cemig D filed by the Minas Gerais Consumer Defense Institute (Instituto Mineiro de Defesa do Consumidor, or Imidec), questioning the charging of ICMS tax on the total of the amount and not only on the service provided.

(iii)

Cemig was served an infringement notice, as co-responsible party, in transactions of sale of excess electricity made by industrial consumers in the period of rationing of electricity, when payment of ICMS on those transactions was demanded by the Tax Department of Minas Gerais State.

No provision has been constituted. The estimated amount of the contingency was R$ 398,520 (R$ 434,004 on December 31, 2011).

Contingent liabilities, for cases in which the chances of loss are assessed as “possible” and the Company believes it has arguments of merit for defense

Taxes and charges

The Company and its subsidiaries and jointly-controlled subsidiaries are parties in numerous administrative and court proceedings in relation to taxes. The following are details of the principal cases:

Indemnity for employees’ future “Anuênio” benefit

In 2006, the Company paid an indemnity to the employees, totaling R$ 177,686, in exchange for the rights to future payments for time of service which would otherwise be incorporated, in the future, into salaries. The company did not make payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority and the National Social Security Institution (INSS), the Company applied for an order of mandamus, which was granted and allowed a payment into Court, in the amount of R$ 119,700. This is posted in Escrow deposits. The updated value of the contingency is R$ 198,667 (R$ 191,770 on December 31, 2011).

Profit sharing

The National Social Security Institute (INSS) filed administrative proceedings against the Company in 2006, for non-payment of social security contributions on the amounts paid to employees as profit sharing in the period 2000 to 2004, due to the inspectors believing that the Company had not met the requirements of Law 10101 of 2000. In 2007, an application was made for a court declaration that such payments were not subject to the social security contribution. The Company received a partially favorable decision in 2008, which it has appealed and on which it awaits the second instance decision.

No provision has been made for any losses, and the Company believes it has arguments of merit for defense. The amount of the contingency is estimated at R$ 145,463 (R$ 140,875 on December 31, 2011).

Social Security contributions

The Brazilian Federal Revenue Service (Secretaria da Receita Federal) has opened administrative proceedings against Cemig, Cemig GT and Cemig D, in relation to the social security contributions allegedly owed under various headings: employee shares in profit and results, the Workers’ Food Program (PAT), the auxiliary education contribution, overtime payments, exposure to risk in the workplace, Sest/Senat, and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The amount of the contingency is approximately R$ 816,796 (R$ 780,723 on December 31, 2011).

Finsocial tax

The Federal government filed an action for rescission against Cemig, to rescind the Appeal Court judgment given in the action for rescission previously filed by Cemig, on the subject of the Finsocial tax, with the argument that Cemig filed its action after the expiry period of two years. The estimated amount of the contingency is R$ 71,174 (R$ 67,926 on December 31, 2011).

Refusal to allow offsetting of tax credits

The Federal Revenue Department did not homologate the declaration of offsetting of credits arising from undue or excess payment by the Company in relation to various administrative tax proceedings involving the issue of offsetting of federal taxes. The amount of the contingency is R$ 347,144 (R$ 423,856 on December 31, 2011).

Corporate tax return — restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from tax carryforward balances indicated in the tax return (DIPJ) for the calendar years from 1997 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all procedures in the administrative sphere, an ordinary legal action has been filed, in the approximate total amount of R$ 389,027 (R$ 296,377 on December 31, 2011).

PIS and Cofins taxes

An infringement notice was served on Cemig for alleged underpayment of the PIS and Cofins taxes due to undue exclusions of financial expenses from the basis of calculation of those taxes. In spite of the Company having paid PIS and Cofins on financial revenues, the Federal Revenue Department believes that these amounts were underpaid. The amount of the contingency was R$ 81,112 on December 31, 2011. The assessment of chance of loss in this contingency was altered to “remote” by our legal consultants, due to the Company believing that is has arguments of merit for its defense.

The Company is defendant in various legal proceedings, in which the plaintiffs demand suspension of charging of PIS and Cofins, on the argument that it is illegal to charge these taxes on electricity bills. The amount of the contingency was R$ 41,039 on December 31, 2011. The assessment of chance of loss in this contingency was altered to “remote” by our legal consultants, due to the Company believing that is has arguments of merit for its defense.

The Social Contribution on Net Profit (“Contribuição Social Sobre o Lucro Líquido”, or CSLL)

The Federal Revenue Service issued an infringement notice against Cemig D relating to the CSLL (“Social Contribution”) tax for the 2008 and 2009 taxation periods, contesting constitution by Cemig D of a tax credit in relation to donations and sponsorships of a cultural and artistic nature, punitive fines, and taxes with liability suspended, based on Opinions issued by its consultants and legal advisers. No provision was constituted, and the estimated amount of the contingency was R$ 61,745.

Regulatory matters

The CRC (Earnings Compensation) Account

Prior to 1993, holders of electricity concessions were guaranteed a specified rate of return on investments in assets used to provide services linked to the concession. Tariffs charged were uniform throughout the country, and the profits generated by more profitable concession holders were reallocated to the less profitable ones, in such a way that the rate of return of all the companies was equal to the national average. The deficits were accounted in the “CRC Account” of each concession holder. When the CRC Account and the guaranteed-return concept were abolished, Cemig used its positive balances in the CRC Account to offset its liabilities to the Federal Government.

Aneel filed an administrative action against the Company, contesting a credit relating to those positive balances. On October 31, 2002 Aneel issued a final administrative decision. On January 9, 2004, the Office of the National Treasury issued a collection notice in the amount of R$ 516,000. The Company did not make the payment, because it believes that it has arguments of merit for the defense in court, and filed for an order of mandamus to suspend its inclusion in the Listing of Unpaid Public Sector Debts (Cadastro Informativo de Créditos Não Quitados do Setor Público, or Cadin). Although the order of mandamus was denied by the lower court, an appeal was made to the Federal Court of the First Region, which granted Cemig a temporary injunction suspending inclusion in the Cadin.

No provision has been made in relation to this action. The estimated amount of the contingent liability is R$ 1,039,813 (R$ 1,014,905 on December 31, 2011).

Contribution for Public Illumination (CIP)

Cemig is defendant in several class actions, claiming (i) nullity of the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and (ii) restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by Cemig in the estimate of time used for the calculation of the consumption of electricity by public illumination, paid for by the Public Illumination Contribution (Contribuição para Iluminação Pública, or CIP).

The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action, the amount of which is estimated at R$ 1,159,035 (R$ 1,183,402 on December 31, 2011).

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE), the predecessor of the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained an interim judgment in its favor in February 2006, in which it was ordered that Aneel should accede to the plea of AES Sul and, together with the CCEE, re-account, and settle, the transactions during the rationing period, leaving Aneel’s Dispatch 288 of 2002 out of account. This measure was to be put into effect in the CCEE, starting in November 2008, and would have resulted in an additional disbursement for the Company, for the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 129,710 (R$ 123,900 on December 31, 2011). On November 9, 2008 the Company obtained an injunction from the Regional Federal Appeal Court suspending the obligation to deposit the amount owed arising from the Special Financial Settlement carried out by the CCEE. Because of this, no provision has been made for this dispute, since the Company believes it has arguments on the merit for defense against this claim.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a Class Action against the Company and Aneel, requesting exclusion of consumers from classification in the Low-income Residential Tariff sub-category, requesting an order for Cemig D to pay 200% of the amount allegedly paid in excess by consumers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal against the decision, and await judgment. The amount of the contingency is approximately R$ 127,790 (R$ 122,531 on December 31, 2011).

Periodic Tariff Adjustment — Neutrality of “Portion A”

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom), and the Brazilian Consumers’ Association (Associação Brasileira de Consumidores, or ABC), filed actions against the Company and against Aneel, for identification of all consumers that were allegedly damaged by the processes of periodic review and annual adjustment of electricity rates, in the period 2002 to 2009, and for restitution, through credit on electricity bills, of amounts alleged to be unduly charged as a result of the impact of future variations of electricity consumption demand on components of non-manageable costs (“Portion A”), not being left out of account, and these gains being unduly included in the distributor’s manageable costs

(“Portion B”), allegedly resulting in economic/financial imbalance of the contract. The estimated amount of the contingency is R$ 151,975 (R$ 1,061,804 on December 31, 2011).

Tax contingencies of Light Sesa

The following are the tax contingencies recognized by Light Sesa in which the chances of losses (i.e. a cash disbursement being necessary to settle the obligation) were assessed as “probable” on December 31, 2011:

•                  Demand for payment of corporate income tax and the Social Contribution tax on profits ascertained by the companies LIR and LOI since 1996.

•                  Non-homologation of offsettings of credits of income tax on financial investments, withheld at source (Imposto de renda retido na fonte, or IRRF), against IRRF payable on settlements of electricity bills made by public bodies.

•                  Fine for alleged non-compliance with an accessory obligation relating to delivery of the electronic files for the calendar years 2003 to 2005.

•                  An infringement notice issued to charge ICMS on amounts of the subsidy directed to low-income consumers.

•                  ICMS tax on commercial losses.

•                  Charge for Inspection of Occupation of Public Spaces (Taxa de Fiscalização de Ocupação e de Permanência em Áreas, em Vias e em Logradouros Públicos, or TFOP), made by the municipal prefecture of Barra Mansa.

•                  IRRF on amounts paid by Light Sesa as dividends, on the argument that they arose from non-existent profit.

•                  Infringement notice demanding ICMS tax, arising from the use of accumulated ICMS tax credits of Rheem Embalagens Ltda. in the acquisition of inputs and raw materials within the State of Rio de Janeiro.

The part of the total of these cases corresponding to Cemig’s percentage interest in the share capital of Light, is R$ 1,041,760 (R$ 859,568 on December 31, 2011).

Cases arising in the normal course of business

In addition to the issues described above, Cemig is involved, on the plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, in the estimated amount of R$ 631,065 (R$ 515,825 on December 31, 2011). Management believes that it has appropriate defense for these actions, and does not expect any significant losses relating to these issues such as might have an adverse effect on the Company’s financial position or profit from its operations.

Action in which the Company is potentially the creditor, in which inflow of economic benefits is assessed as probable

Pasep and Cofins — Widening of the calculation base

The holding company has legal proceedings challenging expansion, by Law 9718 of November 27, 1998, of the basis of amounts taxable by the Pasep and Cofins taxes, on Financial revenue and on Other non-operational revenues, in the period from 1999 to January 2004. In the event that this action is won in the final instance (i.e. when subject to no further appeal) — and we note that the Federal Supreme Court has ruled on similar proceedings in favor of the taxpayer — the gain, net of income tax and Social Contribution tax, to be registered in the Profit and loss account will be R$ 199,340 (R$ 195,263 on December 31, 2011).

21.           SHAREHOLDERS´EQUITY

The Company’s share capital on June 30, 2012 is R$4,265,091, in 372,837,085 common shares and 480,181,143 preferred shares, with nominal value of R$ 5.00.

Capital increase to be proposed to the Annual Shareholders’ Meeting in April 2012

On April 27, 2012 the Board approved the capital increase in Cemig  from R$3,412,073 to R$4,265,091 through the issuing of 170,603,646 new shares, through the capitalization of R$821,527 of the balance of the Profit Retention Reserve and R$31,491 originating from the incorporation of portions of the Loan Assignment Agreement of the remaining balance of the CRC, distributing to shareholders as a result, a bonus of 25% in new shares, of the same kind as the priorly held shares and with a par value of R$5.00, will be proposed.

Earnings Per Share

Considering that  each class of shares participates equally in the income presented, the earnings per share in the first semester of 2012 and 2011, of R$1.67 and R$1.54, respectively, were calculated based on the weighted average  of the Company’s shares outstanding in each of the abovementioned years.

The weighted average number of shares used in calculating basic and diluted earnings per share is as follows:

Weighted average of shares	06/30/2012	06/30/2011
Balance at January 1,
Common shares	298,269,668	298,269,668
Preferred shares	384,144,914	384,144,914
	682,414,582	682,414,582

Effects of share issues in April 2012
Common shares	74,567,417	—
Preferred shares	96,036,229	—
	170,603,646	—

Weighted average of shares at June 30
Common shares	323,125,474	298,269,668
Preferred shares	416,156,990	384,144,914
	739,282,464	682,414,582

The Company has no instruments giving rise to dilution. Hence the diluted profit is equal to the basic profit.

22.           REVENUE

	Consolidated
	06/30/2012	06/30/2011 Reclassified
Supply of electric power (a)	9,254,444	8,013,119
Revenue from use of the electricity distribution grid – TUSD	1,031,824	903,585
Revenue from use of the transmission system	746,225	642,290
Construction revenue of Distribuition	639,742	660,359
Construction revenue of Transmission	60,028	35,994
Other operating income (b)	637,599	486,277
Taxes on revenue (c)	(3,807,527)	(3,347,302)
Net operating revenue	8,562,335	7,394,322

(a)              Supply of electric power

The breakdown of the supply of electric power by consumer class is as follows:

	MWh (*)		R$
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Residential	5,786,130	5,449,537	3,097,815	2,612,522
Industrial	12,629,659	12,747,757	2,207,014	2,083,263
Commerce, services and others	3,968,559	3,541,497	1,747,091	1,476,599
Rural	1,273,323	1,148,382	356,668	316,140
Governmental entities	670,922	608,034	297,525	258,655
Public lighting	724,336	666,924	192,563	167,278
Public service	760,213	708,963	222,900	199,443
Subtotal	25,813,142	24,871,094	8,121,576	7,113,900
Own consumption	31,381	29,471	—	—
Unbilled, net	—	—	7,757	33,648
	25,844,523	24,900,565	8,129,333	7,147,548
Wholesale supply to other concession holders (**)	6,711,378	6,821,812	827,635	759,658
Power transactions on CCEE	2,919,162	3,168,752	281,963	99,513
Sales under the PROINFA program	51,307	25,578	15,513	6,400
Total	35,526,370	34,916,707	9,254,444	8,013,119

( * ) The MWh column includes of the total electricity sold by Light, proportional to the Company’s equity interest.

( ** ) Includes Contract for Trading of Electricity on the Regulated Market Sale (CCEAR) and bilateral contracts with other agents.

Tariff Review — Cemig Distribuição

On April 8, 2012, Aneel approved the result of the Tariff Adjustment of Cemig D (Distribution). The result homologated by Aneel was for an upward adjustment of 5.24%, made up of the following components: (i) Structural component of 2.90%, comprising the non-manageable costs (Portion A) and manageable costs (Portion B); and (ii) Financial components of 2.34%. This will be in effect until April 2013. With the withdrawal of the financial components considered in the 2011 tariff process, of 2.39%, the average effect on the Company’s captive consumers was 3.85%.

(b)              Other operational revenues

	Consolidated
	06/30/2012	06/30/2011
Supply of gas	338,813	268,782
Charged services	8,385	7,933
Telecommunications services	80,010	77,737
Providing of services	59,795	50,717
Renting	49,512	35,362
Low-income subsidy (*)	97,025	45,025
Others	4,059	721
	637,599	486,277

(*) Revenue recognized arising from the subsidy from Eletrobrás, for the discount given on tariffs charged to low-income consumers.  The amounts were homologated by ANEEL and are reimbursed by Eletrobrás.

(c)              Taxes and charges levied on revenue

	Consolidated
	06/30/2012	06/30/2011
Income Taxes
ICMS	1,943,773	1,710,308
COFINS	811,941	719,469
PIS and PASEP	176,427	156,215
Others	3,286	2,525
	2,935,427	2,588,517
Charges to the consumer
Global Reversion Reserve – RGR	146,066	91,696
Energy Efficiency Program – PEE	11,611	20,143
Energy Development Account – CDE	289,941	245,275
Fuel Consumption Account – CCC	341,891	335,546
Research and Development – R&D	23,078	18,575
National Scientific and Technological Development Fund	19,865	16,337
Energy System Expansion Research – EPE (Mining and Energy Ministry)	9,925	8,167
Emergency Capacity Charge	12,690	8,520
0.30% Surcharge (Law 12111/09)	17,033	14,526
	872,100	758,785
	3,807,527	3,347,302

23.    OPERATING COSTS AND EXPENSES

	Consolidated		Parent Company
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Personnel (a)	652,126	604,170	21,977	25,145
Employee and managers´ profit sharing	118,355	24,090	8,924	(1,714)
Post-employment obligations	69,874	61,775	5,055	4,218
Materials	33,938	47,230	54	84
Outsourced services (b)	510,608	468,974	5,700	2,920
Electricity purchased for resale (c)	2,531,579	2,092,104	—	—
Depreciation and amortization	482,715	476,130	185	176
Charges for use of water resources	95,535	74,349	—	—
Provisions (reversals) for operating losses (d)	96,533	106,826	(16,656)	763
Charges for the use of transmission facilities of the basic grid	485,189	382,250	—	—
Gas purchased for resale	217,878	142,831	—	—
Cost of constructions of Infrastructure	697,843	695,438	—	—
Other operating expenses, net (e)	178,873	165,283	16,785	8,158
	6,171,046	5,341,450	42,024	39,750

a)     Personnel Expenses

	Consolidated		Parent Company
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Salary and payroll charges	586,199	547,055	22,774	18,413
Supplementary pension contributions — defined-contribution plan	33,242	30,924	2,106	1,883
Assistance benefits	64,897	61,343	1,982	1,891
	684,338	639,322	26,862	22,187
Temporary Voluntary Retirement Program — PDV	15,024	10,219	254	3,166
(-) Personnel costs transferred to construction in progress	(47,236)	(45,371)	(5,139)	(208)
	(32,212)	(35,152)	(4,885)	2,958
	652,126	604,170	21,977	25,145

b)     Outsourced Services

	Consolidated		Parent Company
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Collection agents / Meter readers / Bill delivery agents	86,931	70,122	—	—
Communication	49,262	58,122	503	881
Maintenance of electrical facilities and equipment	122,998	93,901	41	19
Building maintenance and cleaning	35,047	30,477	49	23
Contracted labor	15,401	8,222	315	38
Freight and airfares	5,780	4,670	808	604
Accommodation and meals	8,372	10,106	163	107
Security	11,027	10,221	—	—
Management consulting	24,983	6,394	2,200	245
Maintenance of furniture and fixtures	18,280	19,873	18	38
Vehicle maintenance	5,443	13,463	19	17
Disconnections and reconnections	19,331	22,769	—	—
Environment	12,653	11,840	21	—
Photocopy service	4,439	3,860	29	105
Pruning trees services	11,732	11,271	—	—
Court and Lawyer costs	5,880	3,389	1,132	119
Clean tracks	16,407	15,943	—	—
Others	56,642	74,331	402	724
	510,608	468,974	5,700	2,920

c)     Electricity purchased for resale

	Consolidated
	06/30/2012	06/30/2011
From Itaipu Binacional	513,724	434,950
Spot market	356,068	170,246
PROINFA	131,663	98,690
Bilateral contracts	290,900	242,662
Electricity acquired in Regulated Market auctions	1,175,865	1,003,729
Electricity acquired on the Free Market	260,343	306,378
PASEP and COFINS credits	(196,984)	(164,551)
	2,531,579	2,092,104

d)     Operating provisions (reversals)

	Consolidated		Parent Company
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Pension plan premiums	(1,761)	3,985	34	(248)
Allowance for doubtful accounts receivable	77,269	64,247	—	—
Provision
Labor Claims	(5,841)	5,444	(9,351)	—
Civil Lawsuits	25,875	(6,647)	1,460	(14,394)
Tax	(4,417)	—	(4,713)	—
Environmental	1,650	—	513	—
Regulatory matters	(9,350)	19,451	(6,174)	12,076
Other	13,108	20,346	1,575	3,329
	21,025	38,594	(16,690)	1,011
	96,533	106,826	(16,656)	763

e)     Other operating expenses, net

	Consolidated		Parent Company
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Leases and rentals	51,769	44,521	389	416
Advertising and publicity	4,320	7,680	135	357
Own consumption of electric power	7,280	11,646	—	—
Subsidies, grants and donations	10,830	9,231	632	444
ANEEL inspection charge	23,339	22,670	—	—
License fee - TDRF (*)	7	14,991	—	—
Onerous concessions	12,074	11,178	—	—
Taxes and charges (IPTU, IPVA and others)	22,198	10,473	224	84
Insurance	5,138	4,701	812	421
CCEE Annual fee	2,739	3,248	1	2
FORLUZ — Current Administration expense	11,296	6,434	555	381
Net loss on deactivation and disposal assets	7,083	6,708	43	2
Other expenses	20,800	11,802	13,994	6.051
	178,873	165,283	16,785	8.158

(* )TFDR - License charge for use or occupation of land-adjoining highways.

Operating leases

The Company has operating lease contracts related primarily to vehicles and buildings used in building its operational activities and are not relevant in relation to the total costs of the Company.

24.    NET FINANCIAL INCOME (EXPENSES)

	Consolidated		Parent Company
	06/30/2012	06/30/2011 Reclassified	06/30/2012	06/30/2011 Reclassified
FINANCIAL INCOME
Income from financial investments	137,451	198,171	18,316	15,184
Charges on arrears of overdue electricity bills	84,359	77,878	—	—
Monetary updating	23,837	50,200	4,506	2,715
Monetary updating on escrow account (note 11)	10,767	—	10,767	—
Interest and monetary gains on account receivables from the the Government of the State of Minas Gerais	78,291	79,358	—	—
Foreign exchange Gain	30,273	16,047	—	33
PASEP and COFINS on financial revenues	(1,109)	(797)	(1,096)	(786)
Gains on financial instruments	25,386	—	—	—
Adjustment to present value	1,596	1,746	—	—
FIDC revenues	—	—	36,285	25,515
Other income	53,919	19,836	4,067	3,239
	444,770	442,439	72,845	45,900
FINANCIAL EXPENSES
Interest on loans, financings and debentures	(663,987)	(668,201)	(56,053)	(23,728)
Foreign exchange losses	(58,799)	(3,328)	(5)	(3)
Monetary losses — loans, financing and debentures	(80,070)	(96,166)	—	—
Monetary losses — onerous concessions	(13,075)	(13,140)	—	—
Monetary losses — R&D e PEE	(13,470)	(17,264)	—	—
Monetary losses — Other	(26,029)	(8,683)	—	—
Losses on financial instruments	—	(13,527)	—	—
Monetary losses and charges on post-employment obligations	(67,057)	(62,703)	(2,339)	(3,091)
Other	(86,995)	(53,450)	(570)	(2,220)
	(1,009,482)	(936,462)	(58,967)	(29,042)
NET FINANCIAL EXPENSES	(564,712)	(494,023)	13,878	16,858

PASEP and COFINS expenses are due on the interest on shareholders’ equity.

25.    RELATED PARTY TRANSACTIONS

The main balances and transactions with parties related to Cemig and its subsidiaries and jointly controlled subsidiaries are as follows:

	Parent Company
	ASSETS		LIABILITIES		REVENUE		EXPENSES
ENTITIES	06/30/2012	12/31/2011	06/30/2012	12/31/2011	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Cemig Distribuição S.A.
Current
Cooperation agreement (1)	—	—	—	4,146	—	—	—	—
Dividends and interest on Capital	352,781	109,215	—	—		—	—	—
Non current
Cooperation agreement (1)	216	10,834	—	—	—	—	—	—

Cemig Geração e Transmissão S.A.
Current
Cooperation agreement (1)	—	—	20	20	—	—	—	—
Dividends and interest on Capital	166,733	—	—	—	—	—	—	—
Non current
Cooperation agreement (1)	133	7,018	—	—	—	—	—	—

Light S.A.
Current
Dividends and interest on Capital	—	19,214	—	—	—	—	—	—

Companhia de Gás de Minas Gerais S.A
Current
Dividends and interest on Capital	30,006	21,329	—	—	—	—	—	—

Empresa Regional de Transmissão de Energia S.A
Current
Dividends and interest on Capital	10,289	8,918	—	—	—	—	—	—

Empresa Amazonense de Transmissão de Energia S.A
Current
Dividends and interest on Capital	5,751	4,729	—	—	—	—	—	—

Governo do Estado de Minas Gerais
Circulante
Consumers and resalers (2)	7,576	6,657	—	—	46,593	43,150	—	—
Consumers and resalers (3)	6,617	25,016	—	—	—	—	—	—
Recoverable or payable taxes — VAT (4)	113,443	118,353	341,928	325,201	(1,549,640)	(1,049,284)	—	—
Não Circulante
Account receivable from the Government of the State of Minas Gerais— CRC (5)	1,819,052	1,830,075	—	—	42,006	53,843	—	—
Recoverable or payable taxes — VAT (4)	238,292	211,976	—	—	—	—	—	—
Dividends and interest on Capital	—	—	144,171	265,700	—	—	—	—
Debentures (6)	—	—	49,740	46,896	—	—	(2,845)	(7,131)
Financings — Minas Gerais Development Bank (BDMG)(7)	—	—	14,275	14,900	—	—	—	—

Forluz
Current
Employee post-retirement obligations (8)	—	—	97,078	100,591	—	—	(69,874)	(61,775)
Personnel Expenses (9)	—	—	—	—	—	—	(33,242)	(30,924)
Administrative costs (10)	—	—	—	—	—	—	(11,296)	(6,434)
Non current
Employee post-retirement obligations (8)	—	—	2,204,519	2,186,568	—	—	—	—

Cemig Saúde
Current
Health and Dental Plan (11)	—	—	11,152	20,658	—	—	(20,680)	(10,443)

The main conditions with respect to the business dealings between related parties are presented below:

(1)	Technical cooperation agreement between Cemig, Cemig Distribuição and Cemig Geração e Transmissão established by ANEEL Instruction 3924/2008;
(2)

Sale of electric power to the the Government of the State of Minas Gerais, where the transactions made in terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the power is the price defined by ANEEL through a resolution referring to the Company’s annual tariff adjustment;

(3)

A substantial portion of the amount refers to the renegotiation of a debt originating from the sale of electricity to Copasa, with a forecast for payment not later than September 2012, and financial updating by the IGP—M + 0.5% per month;

(4)

The transactions with ICMS recorded in the financial statements refer to transactions for sale of electricity and are carried out in conformity with the specific legislation of the the State of Minas Gerais;

(5)	Injection of the credits from the CRC into a Receivables Fund in senior and subordinated quotas. For more information please see Note 10;
(6)

Private issue of non-convertible debentures for R$120,000, restated by the IGP—M , for completion of the Irapé hydroelectric power station, with redemption after 25 years from the date of issue. The amount at December 31, 2009 was adjusted to present value;

(7)

Financing of the subsidiaries Transudeste, Transleste and Transirapé with maturity in 2019 (long-term interest rate (TJLP) + 4. 5% p.a. and UMBndes 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates of 5% p.a. and 10% p.a.);

(8)

Part of the contracts of FORLUZ is adjusted by the IPCA (Amplified Consumer Price Index) of IBGE (Brazilian Institute of Geography and Statistics), and part is adjusted based on the Salary Adjustment Index of the employees of CEMIG, Cemig Geração e Transmissão and Cemig Distribuição, excluding productivity factors, plus 6% p.a., with amortization up to 2024. For more information please see Note 19;

(9)

Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Note 19), calculated on the monthly payroll and salary expenses incurred in accordance with the fund’s regulations;

(10)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation for the sector. The amounts are estimated as a percentage of the Company’s total payroll;
(11)	Cemig´s contributions to the employees’ health and dental plans;

Remuneration of Key Management Personnel

The total remuneration paid to the members of the Board of Directors and the Chief Officers during the first semester of 2012 and 2011 is as follows:

	30/6/2012	30/6/2011
Remuneration	4,724	4,107
Profit sharing	721	311
Post-retirement benefits	383	226
Assistance benefits	77	49
Total	5,905	4,693

For more information on the main transactions, see Notes 7,10,16,17,19,22 and 23.

26.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company, its subsidiaries and jointly-controlled subsidiaries are restricted to Cash and cash equivalents, marketable securities, accounts receivable from consumers and traders, accounts receivable from the Government of the State of Minas Gerais, financial assets of the concession, loans and financing, obligations with debentures, employee post-retirement benefits and derivatives, where the gains and losses obtained in the transactions are fully recorded on an accrual basis.

The financial instruments of the Company, its subsidiaries and jointly-controlled subsidiaries were recognized at fair value and are classified as follows:

•                  Loans and receivables: Cash, Receivables from consumers and traders, Concessionaires — transport of Power, Receivables from the Government of the State of Minas Gerais and financial assets of the concession are encountered in this category. They are recognized at their face realization value and are similar to their fair values.

•                  Financial instruments at fair value through profit or loss: In this category cash and cash equivalents, marketable securities and derivative instruments (mentioned in item b) are encountered. They are stated at fair value, and the gains or losses are recognized directly in the income statement.

•                  Non-derivative financial instruments: Loans and financing, and obligations with debentures, employee post-retirement benefits, concessions payable and suppliers. They are measured at amortized, using the effective interest rate method;

•                  Derivative financial instruments: These instruments are stated at fair value, and the gains or losses are recognized directly in the income statement.

	06/30/2012		12/31/2011
Financial instruments catagories	Book value	Fair value	Book value	Fair value
Assets:
Loans and receivables
Cash and bank accounts	88,059	88,059	157,890	157,890
Accounts receivable from consumers and traders	2,700,970	2,700,970	2,708,316	2,708,316
Concession holders — transport of power	464,669	464,669	427,060	427,060
Account receivable from the Government of the State of Minas Gerais	1,819,052	1,819,052	1,830,075	1,830,075
Financial assets of the concession	10,742,693	10,742,693	9,897,857	9,897,857
	15,815,443	15,815,443	15,021,198	15,021,198
Held to maturity
Marketable securities	184,531	184,531	—	—

Fair value through profit or loss:
Held for trading
Cash equivalents - Short-term investments	2,247,211	2,247,211	2,704,600	2,704,600
Marketable securities	835,964	835,964	358,987	358,987
	3,083,175	3,083,175	3,063,587	3,063,587

Derivative instruments - Contract swap	17,763	17,763	—	—

Liabilities:
Stated at amortized cost
Suppliers	1,295,201	1,295,201	1,196,637	1,196,637
Employee post-retirement benefits	2,301,597	2,301,597	2,287,159	2,287,159
Concessions payable	169,030	169,030	137,687	137,687
Loans, financing and debentures	16,042,513	16,082,019	15,779,069	15,767,142
	19,808,341	19,847,847	19,400,552	19,388,625
Fair value through profit or loss :
Derivative instruments - Contract swap	—	—	25,143	39,410

a) Risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices and is aligned with the planning process which defines the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity and profitability, recommending hedge strategies to control the Company’s exposures to foreign exchange rate, interest rate and inflation risks. These strategies are aligned with the Company’s overall strategy.

One of the most important objectives of the Financial Risks Management Committee is to provide reasonable predictability to the Company’s cash flow for a maximum future period of 12 months, considering the economic scenario disclosed by an external consultant.

The principal risks to which the Company is exposed are as follows:

Exchange Rate Risk

Cemig and its subsidiaries and jointly-controlled subsidiaries are exposed to market risk from adverse changes in foreign currency rates, especially the U.S. Dollar against the Brazilian Real, which could potentially have a significant impact on their indebtedness, profit and cash flow. In order to reduce its exposure to adverse changes in foreign currency rates, as at June 30, 2012 and December 31, 2011 the Company held certain hedge contracts, which are described in more detail in item “b” below.

The tables below provide summary information regarding the exposure to the exchange rate risk:

	Consolidated
EXCHANGE RATES EXPOSURE	06/30/2012	06/30/2012
U.S. Dollar
Loans and Financing	301,212	318,947
Supplier-Eletrobrás —Itaipu electric power	225,499	198,280
(+/–) Contracted hedge/swap	(17,440)	(32,312)
	509,271	484,915
Other foreign currencies
Loans and Financing — Euro	37,243	37,299
UMBNDES	2,677	2,661
Net liabilities exposed to exchange rate risk	39,920	39,960
	549,191	524,875

Exchange Rate Sensitivity Analysis

Based on information received from its financial consultants, the Company estimates that in a probable scenario the depreciation of the exchange rates of foreign currencies against the Brazilian Real as at June 30, 2013 will be 5.49% for the U.S. Dollar (to US$1=R$1.910) and 7.42% for the Euro (to €1 = R$2.371).  In the table below, the Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% appreciation and a 50% appreciation of the foreign currencies as compared to the increase assumed in the probable scenario. The Company has designated these alternative appreciation scenarios as Possible and Remote, respectively.

Risk – Exchange Variation	Base scenario Jun 30, 2012	Probable scenario	Possible scenario: Foreign currency appreciation of 25%	Remote scenario: Foreign currency appreciation of 50%
U.S. Dollar
Loans and Financing	301.212	284.671	355.839	427.007
Supplier-Eletrobrás —Itaipu electric power	225.499	213.116	266.395	319.674
(+/–) Contracted hedge/swap	(17.440)	(16.482)	(20.603)	(24.723)
	509.271	481.305	601.631	721.958
Other foreign currencies
Loans and Financing — Euro	37.243	34.481	43.101	51.721
UMBNDES	2.677	2.478	3.098	3.718
	39.920	36.959	46.199	55.439
Net liabilities exposed to exchange rate risk	549.191	518.264	647.830	777.397
Net effect		30.927	(98.639)	(228.206)

Interest Rate Risk

The Company and its subsidiaries and joiontly-controlled subsidiaries is exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates, especially Libor, in the amount of R$239,621 on June 30, 2012 (R$207,489 on December 31, 2011).

With regard to the risk of rising domestic interest rates, the Company’s exposure is a function of Net Liabilities, indexed to the Selic rate and CDI, as shown below:

	Consolidated
EXPOSURE TO CHANGES IN DOMESTIC INTEREST RATES	06/30/2012	31/12/2011
Assets
Cash and cash equivalents (Note 4)	2,247,211	2,704,600
Marketable securities (Note 5)	1,020,495	358,987
Restricted Cash	52,238	3,386
	3,319,944	3,066,973
Liabilities
Loans, financing and debentures (Note 17)	(8,679,287)	(9,274,474)
Contracted hedge/swap (interest rates)	(600,000)	(600,000)
Contracted hedge/swap (exchange rates)	(17,440)	(32,312)
	(9,296,727)	(9,906,786)
Net liabilities exposed to domestic interest rate risk	(5,976,783)	(6,839,813)

Interest Rate Sensitivity Analysis

The Company estimates that, under a Probable scenario, the SELIC rate as at June 30, 2013 will be 7.50%. The Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase assumed in the probable scenario. The Company has designated these alternative scenarios as Possible and Remote, respectively. The CDI rate follows the increase in the SELIC rate.

The following scenarios are presented in conformity with the Company’s base, optimistic and pessimistic scenarios, which are based on its financial consultants, as described in the Company’s hedge policy.

Domestic Interest Rate Risk Exposure	Base scenario: 06/30/2012	Probable scenario: SELIC 7.50%	Possible scenario: SELIC 9.38%	Remote scenario: SELIC 11.25%
Assets
Cash and cash equivalents (Note 4)	2,247,211	2,415,752	2,457,887	2,500,022
Marketable securities (Note 5)	1,020,495	1,097,032	1,116,166	1,135,301
Restricted Cash	52,238	56,156	57,135	58,115
	3,319,944	3,568,940	3,631,188	3,693,438
Liabilities
Loans, financing and debentures (Note 17)	(8,679,287)	(9,330,234)	(9,492,970)	(9,655,707)
Contracted hedge/swap (interest rates)	(600,000)	(643,200)	(654,000)	(667,500)
Contracted hedge/swap (exchange rates)	(17,440)	(18,748)	(19,075)	(19,402)
	(9,296,727)	(9,992,182)	(10,166,045)	(10,342,609)
Net liabilities exposed to interest rate risk	(5,976,783)	(6,423,242)	(6,534,857)	(6,649,171)
Net effect		(446,459)	(558,074)	(672,388)

Credit Risk

The risk resulting from the possibility of losses on doubtful receivables for CEMIG and its subsidiaries and jointly-controlled subsidiaries, arising from difficulties in receiving the amounts billed from its clients, is considered low. The Company has follow-up procedures that seek to reduce default on an individual basis. Negotiations are also established to make receipt of overdue receivable feasible.

The Allowance for Doubtful Accounts recorded in 2012, considered adequate in relation to overdue receivables of the Company and its subsidiaries and jointly controlled companies, was R$77,269.

With regards to the risk of losses resulting from insolvency of the financial institutions at which the Company and its subsidiaries and jointly-controlled subsidiaries have deposits, a Cash Investment Policy was approved and has been effective since 2004, where each institution is analyzed for risk purposes according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given to the financial institutions by three financial risk rating agencies.  The Company assigns each financial institution a maximum limit for allocation of funds, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by the Company’s Financial Risk Management Committee.

This policy measures and scales not only the credit risks of the institutions, but also the liquidity risk and market risk of the investment portfolio and the operational risk of the Treasury.

All investments are made in fixed income financial securities that are always linked to the CDI.

As a management tool, Cemig divides the investment of its funds in direct purchases of securities (own portfolio) and three investment funds, which total about 20% of the total portfolio. The investment funds invest the funds exclusively in fixed income products, where the only companies of the group are shareholders. They follow the same policy adopted for investments in their own portfolio.

The minimum assumptions for lending to financial institutions focus on three items:

1. Risk rating of two agencies

2. Minimum net equity exceeding R$400 million

3. Basel index of more than 12.

Having passed these cutoffs, the banks are classified into three groups according to the value of their equity. From this classification, concentration limits are established by group and by institution:

Group	Shareholder´s equity	Concentration	Bank limit (% of shareholder´s equity)**
A1	Over R$3.5 billion	Minimum of 80%	7.0%
A2	Between R$1.0 billion and R$3.5 billion	Maximum of 20%	Between 2.8% and 7.0%
B	Between R$400 million and R$1.0 billion	Maximum of 20%	Between 1.6% and 4.2%

** The percentage granted to each bank Will depend on individual examination of indexes, such as liquidity and quality of the credit portfólio, amongst others.

In addition to these points, Cemig also establishes two concentration limits:

1. No bank can have more than 30% of the Group’s portfolio;
2. No bank can have more than 50% of a company’s portfolio.

Risk of Energy Shortage

The Company primarily sells electricity that is generated by hydroelectric power stations. A prolonged period of drought could result in reduced water levels in the reservoirs of the power stations, compromising recovery of their volumes and resulting in losses due to increased costs or reduced revenues in the event of adoption of another rationing program, as occurred in 2001.

Risk of Early Maturity of Debt

The Company, its subsidiaries and jointly-controlled subsidiaries have contracts for loans and financings that include covenants, normally applicable to these types of transactions, related to complying with economic and/or financial indices, cash generation and other indexes. Non-compliance with these covenants could result in early maturity of debts.

As of June 30, 2012, the Company was not in compliance with one covenant and its subsidiary Cemig Geração e Transmissão was not in compliance with two covenants. The Company obtained consent from its creditors, affirming that they would not exercise their rights to demand immediate or early payment of amounts owed. See Note 17.

Risk of Non-Renewal of Concessions

The Company, its subsidiaries and jointly-controlled subsidiaries hold concessions for commercial operation of generation and transmission of electric power, and its Management expects that the concessions will be renewed by the regulatory bodies, ANEEL and/or the Ministry of Mines and Energy. If the regulatory bodies do not grant the Company renewal rights for these concessions, or if they decide to renew the Company’s concessions under conditions which would impose additional costs (“onerous concessions”), or if they set a price ceiling for power sales, the future levels of profitability and operational activity could be adversely impacted.

A definition by the Federal Government of the criteria for the renewal of concessions is expected for 2012, when it will be possible to determine the impact of these criteria on the Company’s results.

The Company has not suffered any significant adverse impacts resulting from events related to the risks related to concession renewals as described above.

Liquidity Risk

Cemig’s cash generation is sufficient to cover its short-term requirements and for its program for acquisitions and investments.

Just as important as the quality of the business’s operating cash generation is the Company’s liquidity risk management, which is performed using a set of methodologies, procedures and instruments that are aligned with the complexity of the business and are applied in permanent control of the financial processes, so as to guarantee appropriate risk management.

The corporate risk management processes interact with other management cycles, such as the Corporate Governance, Budget Prioritization, Power Risks Management, the Insurable Risks, Control and Management and Financial Risks Management Committees in compliance with the Sarbanes-Oxley Act and the Internal Audit.

The purpose of the Financial Risk Management Committee, in particular, is to implement guidelines for controling the financial risk of transactions that could compromise the Company’s liquidity and profitability.

Cemig manages its liquidity risk by permanently monitoring its cash flow, in a conservative manner, from a budget-based perspective and it forecasts the monthly balances for each of its companies over a period of 12 months, and for the daily liquidity, which forecasts the daily balances for 180 days.

Short-term investments must also comply with rigid principles established in the Investment Policy, investing up to 20% of its funds in exclusive private credit investment funds, with no market risks, with the surplus margin invested directly in bank certificates of deposit (CDB) or repurchase operations which earn interest at the CDI rate.

When managing its investments, the Company seeks to obtain profitability on its transactions through a rigid analysis of the financial institutions’ credit, in accordance with operating limits with banks based on assessments of the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The cash outflows from the Company’s loans, financing and debentures, at floating and fixed interest rates, as of June 30, 2012 were as follows:

Consolidated	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at:
- Floating interest rates
Loans, financings and debentures	674,129	409,318	4,429,948	6,300,789	3,417,716	15,231,900
Concessions payable	245	4,232	10,724	49,393	85,210	149,804
- Fixed interest rates
Loans, financings and debentures	50,189	149,324	551,010	14,110	45,980	810,613
	724,563	562,874	4,991,682	6,364,292	3,548,906	16,192,317

Parent Company	1 month or less	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at:
- Floating interest rates
Loans, financings and debentures	—	—	1,249,773	579,001	—	1,828,774

*Cost of Transaction (CPC 08), to be allocated monthly in the contractual period contract, where in these intervals there will be no payment of interest or principal.

b) Financial Instruments — Derivatives

Cemig, its subsidiaries and jointly-controlled subsidiaries use derivative financial instruments to hedge its operations against exchange rate risk.  Derivative financial instruments are not used for speculative purposes.

The amounts of the principal of operations with derivatives are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made.  Only the gains or losses related to these instruments are actually recorded. As at June 30, 2012 the net result on these operations was a gain of R$25,386 (loss of R$13,527 at June 30, 2011) recorded under financial results.

The Company has a Financial Risk Management Committee, which was created to monitor the financial risks with respect to volatility and trends of the inflation indices, exchange rates and interest rates that affect its financial transactions and which could adversely affect liquidity and profitability. The committee implements action plans and sets guidelines to control the financial risk environment.

The Company has derivative instruments contracted by UNISA its indirect subsidiary, which is jointly controlled by TAESA. These derivatives had the purpose to protect their operations against the risks of fluctuating exchange rates, and are not used for speculative purposes.

The Company, through the operations contracted by UNISA, is exposed to exchange rate fluctuations because of funding from the IDB (part indexed to a basket of currencies) and the IDB U.S.$ indexed. To mitigate the effects of exchange rate fluctuations, the UNISA we used derivative financial instruments (hedging) and hired option transactions during the year.

Through the indirect jointly Madeira, the Company has a cash flow hedge for protection from exposure to variability in cash flows attributable to a risk associated with an asset or liability or a highly probable future transaction that may impact of significantly, the Company’s results. Quarterly analyzes are carried out by the subsidiary, in order to prove the effectiveness of hedging.

Derivatives designated as “cash flow hedge” and who qualify for hedge accounting should be fully documented for this purpose. The Company considers highly effective instruments to offset between 80% and 125% of the change in the price of the item for which protection was hired.

The Company has derivative instruments contracted by its subsidiary Light. These derivatives had the purpose to protect their operations against the risks of fluctuating exchange rates, and are not used for speculative purposes. Whereas a portion of loans and financing of the indirect Light SESA is denominated in foreign currency, this makes use of derivative financial instruments (“swap”) to protect the service associated with such debt (principal plus interest and fees) due on up to 24 months beyond the swap rates mentioned above.

Methodology of calculation of the fair value of positions

The fair value of financial instruments has been calculated taking into consideration the market values of each security, or market information available to perform this calculation, as well as the future interest rates and foreign exchange rates of similar securities. The market value of the security corresponds to its value at maturity, discounted to present value using the factor obtained from the market yield curve in Reais.

The table below shows the derivative instruments contracted by the subsidiaries Cemig Distribuição, TAESA, Light and Madeira Energia as of June 30, 2012.

								Unrealized loss				Accumulated effect
								Amount according to				Amount	Amount
				Value of principal contracted				contract		Fair value		received	paid
Cemig’s right	Cemig’s obligation	Maturity period	Trading market	06/30/2012		12/31/2011 Reclassified		06/30/2012	12/31/2011 Reclassified	06/30/2012	12/31/2011 Reclassified	06/30/2012	06/30/2012
Cemig Distribuição SA
US$ FX rate + 5.58% p.a. to 7.14% p.a.)	R$ 100% of CDI + 1.5% to 3.01% p.a.)	From 04/2009 to 06/2013	Over-the-counter	US$	8,414	US$	17,226	(22,472)	(47,611)	(23,568	(48,351)	—	(24,009)
Rate of 11.47% p.a.	Rate of 96% of CDI	On 05/10/2013	Over-the-counter	R$	600,000	R$	600,000	15,912	7,580	41,008	22,587	—	—
Cemig Geração e Transmissão SA
Madeira Energia SA
R$ IGP-M	R$5.86% Fixed-rate	In 12/2012	Over-the-counter	R$	120,000	R$	120,000	951	618	951	618	306	—
Euro	Variation in Euro FX rate	In 02/2012	Options	—		R$	2,375	—	3	—	3	—	—

TAESA
ATE II Transmissora de Energia (*)
Libor6M + Over Libor	USD	In 11/2022	Swap	27,561		27,561		92	153	92	153	—	—
Libor6M + Over Libor	USD	In 11/2018	Swap	3,028		3,028		3	6	3	6	—	—

ATE III Transmissora de Energia (*)
Libor6M + Over Libor	USD	In 05/2020	Swap	39,188		39,188		77	239	77	239		—
BRL	USD	In 11/2012	Options	3,072		3,072		429	470	429	470		—
BRL	USD	In 05/2013	Options	3,229		3,229		334	511	334	511		—
BRL	USD	In 05/2012	Options	2,743		2,743		—	112	—	112		—

Light
101.9% CDI + (TJLP -6%)	Rate of 0.85% + CDI	In 10/2012	Swap	R$	150,000	R$	150,000	247	57	1,188	62	—	—
US$ + Variation between (2.20% a 3.58%)	100% of CDI	Between 09/2012 a 04/2014	Swap	US$	14,437	US$	9,427	825	(16)	2,239	(10)	—	—
Libor + 2.5294%	100% CDI + 0.65%	10/2014	Swap	U$	50,000	U$	50,000	5,143	1,562	3,743	1,172	—	—
Euro + 4.6823%	100% CDI + 1.30%	10/2014	Swap		€34,969		€34,969	1,581	(313)	1,813	(317)	—	—
								3,122	(36,629)	51,877	(22,745)	306	(24,009)

*Taesa´s joint-controlled subsidiries

1)     The figures given represent Cemig GT’s proportion of each transaction.

2)     Fair values show a gain for the Company

3)     Amounts in thousands of reais

4)     Amount received is the accumulated amount for the year (Jan/12 to Jun/12)

Cemig Distribuição and Madeira Energia hold these contracted foreign exchange hedge and swap derivative instruments with Banco Santander-ABN.

Derivative Exposure Sensitivity Analysis

The derivative instrument described above shows that the Company is exposed to variation in the CDI rate. Based on information received from its financial consultants, the Company estimates that in a probable scenario on June 30, 2013 the CDI rate will be 7.50% and the depreciation of the dollar against the Real will have been 5.49% (to US$1 = R$ 1.910).

The Company has performed a sensitivity analysis to demonstrate the adverse financial effects which would occur in scenarios assuming an additional 25% and 50% increase in the Selic rate, and variation in the dollar/Real exchange rate, in relation to June 30, 2012 — scenarios which it assesses, respectively, as “possible” and “remote”.

The Company estimates that in the Possible and Remote scenario the CDI rate at June 30, 2013 will be 9.38% and 11.25% respectively.

a)              Risk: effect of changes in the CDI rate in relation to changes in US dollar

	Base scenario: Jun 30, 2012	Probable scenario	Possible scenario	Remote scenario
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 100,00% of CDI rate	17,440	18,748	19,075	19,402
Net effect of the change in the CDI rate		(1,308)	(1,635)	(1,962)

Risk: Increase in US$ exchange rate
Contracts updated at 100,00% of CDI rate	17,440	16,482	20,603	24,723
Net effect of change in US$		958	(3,163)	(7,283)
Net effect		(2,266)	1,528	5,321

b)              Risk: effect of changes in the CDI rate in relation to changes in fixed rate of 11.47% p.a.

	Base scenario: Jun 30, 2012	Probable scenario	Possible scenario	Remote scenario
Risk: Increase in Brazilian domestic interest rates
Contracts updated at 96% of CDI rate	600,000	643,200	654,000	664,800
Net effect of the change in the CDI rate		(43,200)	(54,000)	(64,800)

Risk - Fixed interest rate
Contracts updated at 11.47% p.a.	600,000	668,820	668,820	668,820
Net effect of variation of US$		(68,820)	(68,820)	(68,820)
Net effect		25,620	14,820	4,020

Value and type of margins given in guarantee

The Company does not make margin deposits for derivative instruments.

c) Capital Management

This table below shows the ratio of net debt to adjusted capital as of June 30, 2012 and December 31, 2011:

	30/06/2012	31/12/2011
Total liabilities	24,659,039	25,612,798
(-) Cash and cash equivalents	(2,335,270)	(2,862,490)
(-) Marketable securities	(1,020,495)	(358,987)
(-) Restricted Cash	(52,238)	(3,386)
Net liabilities	21,251,036	22,387,935

Total Shareholders’ equity	12,897,884	11,744,948
(-) Amounts accumulated in equity related to cash flow hedges	(9,594)	(5,354)
Adjusted Capital	12,888,290	11,739,594
Net liabilities / Adjusted Capital	1.65	1.91

27.           MEASUREMENT AT FAIR VALUE

On initial recognition, the Company measures its financial assets and liabilities at fair value, after initial recognition, the Company classifies financial assets and liabilities between the four defined categories for financial instruments. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.  To increase consistency and comparability, the fair value hierarchy prioritizes the inputs used in measuring into three broad levels as follows:

•                  Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available for exchange or OTC market organized by operators, by brokers, or by association market by entities like goal disclose prices by regulatory agencies, and those prices represent market transactions that occur regularly between independent parties, without favoritism.

•                  Level 2: No Active Market: Technical Evaluation - For an instrument that does not have an active market fair value should be determined using valuation methodology / pricing. Criteria may be used as data current fair value of another instrument that is substantially the same, analysis of discounted cash flow models and option pricing. The purpose of the valuation technique is to establish what the transaction price on the measurement date in an exchange free of interests motivated by business considerations.

•                  Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions. Fair value of investments in equity securities that do not have quoted market prices in an active market and derivatives that are linked to them and that must be settled by delivery of unquoted equity securities.

A summary of the instruments that are measured at fair value as of June 30, 2012 is presented below:

		Fair value at June 30, 2012
Item	Balance at June 30, 2012	Active market — quoted price (Level 1)	No active market — Valuation technique (Level 2)	No active market — Share capital (Level 3)
Assets

Short-term investments
Bank certificates of deposit	604,280	—	604,280	—
Financial Treasury Bills (LFT)	103	103	—	—
Financial Treasury Banks	151,007	—	151,007	—
Others	80,574	—	80,574	—
	835,964	103	835,861	—
Restricted Cash	52,238	—	52,238	—
Swap contracts	17,763	—	17,763	—

Methodology for calculating the fair value

a)              The fair value of financial investments is calculated taking into consideration the market quotations of the security, or market information that makes this calculation possible, and future interest rates and FX rates applicable to similar securities. The market value of the security corresponds to its maturity value discounted to present value using the risk free interest rate by the discount factor obtained from the market yield curve in Reais.

b)             Swap Contracts: The criteria for marking to market of derivative operations consists of establishing the present value of a transaction contracted in the past in such a way that its replacement provides the same results as a new operation. Swaps are priced by calculating the difference between the market values of each one of their end points, adjusted by their index.  A swap contract based on the CDI (Interbank Certificates of Deposit) rate is priced as calculated from the start date of the transaction up to the specified future date, considering the future forecast for this index. Pricing of the dollar side of the swap is adjusted by the variation in the exchange rate, using a future expectation and an embedded risk premium.

28.           STATEMENT OF ADDED VALUE

As required by the Brazilian Securities Commision (CVM) applicable to publically-held companies, and as additional information for IFRS purposes, the Company has prepared individual and consolidated statements of added value.

These statements, based on macroeconomic concepts, seek to present the contribution of the Group in the formation of GDP through calculating the respective values added both by the Group and received by other entities, and the distribution of these amounts to their employees, spheres of government, lessors assets, creditors under loans, financings and debt securities, controlling and non-controlling stockholders, and other remunerations that constitute transfer of wealth to third parties. The aforementioned added value represents the wealth created by the Group, in general, measured by the revenues from sales of goods and services provided, less the respective inputs acquired from third parties, also including the added value produced by third parties and transferred to the entity.

29.           RENEWAL OF THE CONCESSION TRANSMISSION — APPLICATION

In a correspondence sent to Aneel on July 3, 2012, Cemig GT applied for renewal, for a period of 20 years, of its transmission concession contract for the facilities classified as part of the National Grid, thus complying with the requirement for such statement to be made by at least 36 months before the termination of the period of the contracts.

The Company believes that it complies with the legal requirements of DNAEE Ministerial Order 91 of April 10, 1996, thus qualifying it for the claimed extension of the concession, while any effects arising from the changes in the federal legislation related to the process of renewal of concessions will also be assessed.

30.           SUBSEQUENT EVENTS

Issue of Promissory Notes of Cemig Distribuição

On July 2, 2012, Cemig Distribuição (Distribution) issued its fifth issue of commercial Promissory Notes, for public distribution, under CVM Instruction 476, of January 16, 2009, in the total amount of R$640,000.

Sixty four (64) Promissory Notes were issued, each with nominal unit value of R$ 10,000 (“the Promissory Notes”), with maturity on June 27, 2013. The nominal unit value of the Promissory Notes will not undergo monetary updating. The Promissory Notes will be remunerated by interest corresponding to 104.08% of the DI Rate. The Notes will have a surety guarantee from Cemig.

The issue of the Notes was approved by a meeting of the Board of Directors held on June 5, 2012. The proceeds of the Offering will be allocated to financing of investments already carried out or to be carried out, payment of debt(s) contracted, and/or strengthening of the Issue’s working capital.

The Lead Manager of the Offering was BB — Banco de Investimento S.A.

BNDESPar becomes a stockholder of Renova Energia

On July 13, 2012 Renova Energia and BNDES Participações S.A. (BNDESPar), a wholly-owned subsidiary of the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES), entered into an agreement under which BNDESPar will become a shareholder of Renova Energia through investment of up to R$ 314,700 and will have the right to elect a member of the Board of Directors, but will not be part of the controlling stockholding group of Renova Energia.

Approval of issuance of debentures by Light

The Board of Directors approved the eighth issue of debentures by the subsidiary Light Sesa, to be non-convertible, unsecured, in a single series, for a total of R$ 470,000, for private distribution. The issue date will be decided by September 2012.

The Board of Directors approved the third issue of debentures by the subsidiary Light Energia, to be non-convertible, unsecured, in a single series, for a total amount of R$ 30,000, for private distribution. The issue date will be decided by September 30, 2012.

Extinction of subsidiaries of Light outside Brazil

On August 7, 2012, the Administrative Council for Tax Appeals (Conselho Administrativo de Recursos Fiscais, or “Carf”) gave judgment on the case relating to the foreign subsidiaries Light Overseas Investment Limited (“LOI”) and LIR Energy Limited (“LIR”), which were closed and dissolved in 2008 and 2010, respectively. As a result of the judgment in favor of the subsidiary Light Serviços de Eletricidade (“Light Sesa”), the tax infringement notice, for an amount which when updated would have been R$ 529,400, including penalty payment and monetary updating, was extinguished.

Acquisition of the remaining 50% of the shares of Unisa by Taesa

On July 3, 2012, Taesa concluded the acquisition of the remaining 50% of the shares held in Unisa by Taesa and Abengoa Concessões Brasil Holding S.A. This transaction was approved by the Brazilian Monopolies Board (Conselho Administrativo de Direito Econômico, or Cade) on July 4, 2012. Unisa was a company joined controlled by Taesa and Abengoa, and on July 3, 2012 became a wholly-owned subsidiary of Taesa. The amount of the consideration transferred for the acquisition of the stockholding referred to was R$ 876,865, comprising the amount paid in cash of R$ 903,910, which includes the accumulated variation represented by the Selic rate up to the date of conclusion of the transaction, net of dividends receivable in the amount of R$ 27,045 on the date of conclusion of the transaction, in accordance with the terms of the contract signed by the parties.

Issuance of shares by Taesa

On July 19, 2012 Taesa concluded a public offering of 24 million “Units”, with a supplementary lot of three million Units, totaling 27 million Units, issued at the price of R$ 65.00.  During the roadshow of the offering more than 160 institutional investors were approached, and more than 80 individual meetings were held in nine cities of Brazil, the United States and Europe. This offering marks the start of a new phase of the Company, and the proceeds will support the growth plan of Taesa, based on financial discipline and high quality assets.

On the same date the Meeting of the Board of Directors of Taesa unanimously approved:

•             Setting of the issuance price of R$ 65.00 per Unit subject of the Offering (“the Price per Unit”). The Price per Unit was set on the basis of the results of the bookbuilding procedure conducted with institutional investors by the lead managers of the Offering, in accordance with Article 44 of CVM Instruction 400, the justification for the choice of the criterion of determination of the Price per Unit being in accordance with Sub-item III, §1 of Article 170 of the Corporate Law, taking into account that such price will not cause an unjustified dilution to the present stockholders of Taesa, and that the market value of the Units to be placed was found through a process of bookbuilding, which reflects the price at which institutional investors presented their orders for subscription of Units in the context of the Offering.

•             Increase of R$ 1,560,000 in the share capital of Taesa, being within the limit of its authorized capital, from R$ 1,312,535 to R$ 2,872,535, on issuance of 72,000,000 nominal, book-entry shares, without par value, to be the subject of an Offering, of which 24,000,000 are to be common shares and 48,000,000 are to be preferred shares, increasing the number of Taesa’s shares from 263,498,907 (of which 203,517,711 are common shares and 59,981,196 are preferred shares), to 335,498,907, of which 227,517,711 are to be common shares and 107,981,196 are to be preferred shares. In the Offering, current stockholders of the Company do not have first refusal right to subscribe the shares, under Article 172, I, of the Corporate Law, and Article 9 of the Company’s by-laws.

Long-term sale contract in the Free Market

On August 1, 2012 Cemig GT (Generation and Transmission) signed contracts for supply of electricity to industrial units of the mining company Samarco Mineração, in the states of Minas Gerais and Espírito Santo. Under these contracts Cemig will supply electricity in amounts increasing according to a schedule, between 2014 and 2022. The approximate total value of the contract is R$ 2.1 billion, making this one of the largest agreements ever made in Brazil’s Free Market for electricity.

Santo Antônio Hydro Plant: No. 3 Rotor certified for start of operation

By Dispatch 2181 of July 2, 2012 issued by the Head of its Generation Services Inspection Unit (Superintendente de Fiscalização dos Serviços de Geração), Brazil’s electricity regulator, Aneel (Agência Nacional de Energia Elétrica), the Number 3 Rotor unit of the Santo Antônio Hydroelectric Plant, with capacity for 69,590 kW, was certified as free to begin commercial operation from July 3, 2012, as of which date this unit made electricity available to the Brazilian electricity system.

31.           STATEMENT SEGREGATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY — JUNE 30, 2012
Item	PARENT COMPANY	CEMIG - GT	CEMIG-D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS / TRANSFERS	TOTAL
ASSETS	15,047,799	15,777,369	10,950,232	2,846,858	1,360,491	837,105	424,710	172,845	149,142	1,413,539	(11,423,167)	37,556,923
Cash and cash equivalents	142,982	1,691,954	306,574	136,302	30,944	22,635	93,946	4,711	5,003	141,209	(240,990)	2,335,270
Accounts receivable	—	671,255	1,964,733	402,298	35,991	156,927	—	6,579	3,380	121,792	(165,373)	3,197,582
Securities — cash investments	149,485	517,624	35,239	4,034	—	12,851	—	5,648	6,371	48,710	240,533	1,020,495
Taxes	528,093	315,294	1,034,458	296,762	12,508	70,009	35,150	—	58	18,645	(114)	2,310,863
Other assets	2,041,307	351,038	1,435,078	170,546	59,260	32,600	34,836	4,258	347	91,999	74,525	4,295,794
Investments / Fixed / Intangible / Financial Assets of Concession	12,185,932	12,230,204	6,174,150	1,836,916	1,221,788	542,083	260,778	151,649	133,983	991,184	(11,331,748)	24,396,919

LIABILITIES	15,047,799	15,777,369	10,950,232	2,846,858	1,360,491	837,105	424,710	172,845	149,142	1,413,539	(11,423,167)	37,556,923
Suppliers and supplies	7,317	170,492	865,245	190,545	13,148	40,474	6,117	495	3,589	55,313	(57,535)	1,295,200
Loans, financings and debentures	1,063,100	8,556,006	3,660,963	1,056,878	376,187	117,594	105,898	—	—	342,953	762,934	16,042,513
Interest on Equity, and dividends	681,439	166,715	352,781	—	20,753	31,019	—	12,290	10,053	71,813	(671,966)	674,897
Employee post-retirement benefits	102,406	441,606	1,402,837	284,717	—	—	—	—	—	70,031	—	2,301,597
Taxes	21,788	635,867	1,043,589	152,841	112,201	30,266	14,834	40,189	1,200	161	—	2,052,936
Other liabilities	273,865	606,096	929,633	275,072	38,851	179,020	10,415	2,755	2,142	100,810	(126,763)	2,291,896
Shareholders’ equity	12,897,884	5,200,587	2,695,184	886,805	799,351	438,732	287,446	117,116	132,158	772,458	(11,329,837)	12,897,884

NET PROFIT
Net operational revenue	161	2,450,642	4,471,887	964,917	170,761	269,288	66,644	29,071	19,645	385,747	(266,428)	8,562,335
Operational costs and expenses	(42,024)	(1,045,375)	(3,898,100)	(830,775)	(25,537)	(238,455)	(54,620)	(6,739)	(9,228)	(286,621)	266,428	(6,171,046)
Electricity bought for resale	—	(242,505)	(1,780,889)	(490,559)	—	—	—	(2)	(1,924)	(123,856)	108,156	(2,531,579)
Charges for the use of the basic transmission grid	—	(130,957)	(391,911)	(65,616)	—	—	—	—	(1,432)	(17,377)	122,104	(485,189)
Gas bought for resale	—	—	—	—	—	(217,878)	—	—	—	—	—	(217,878)
Cost of construction of Infrastructure	—	(45,677)	(542,426)	(78,105)	(11,365)	—	—	—	—	(20,270)	—	(697,843)
Personnel	(21,977)	(158,363)	(386,312)	(37,266)	(5,193)	(8,650)	(16,095)	(731)	(854)	(16,685)	—	(652,126)
Employee profit shares	(8,924)	(29,432)	(78,828)	—	—	—	(20)	(196)	(50)	(905)	—	(118,355)
Employee post-retirement benefits	(5,055)	(14,996)	(46,944)	(2,311)	—	—	—	—	—	(568)	—	(69,874)
Material	(54)	(8,210)	(21,895)	(2,314)	385	(549)	(102)	(92)	(163)	(944)	—	(33,938)
Outsourced services	(5,700)	(90,067)	(325,044)	(52,161)	(6,764)	(3,069)	(11,110)	(1,335)	(1,651)	(27,762)	14,055	(510,608)
Royalties for use of water resources	—	(91,858)	—	—	—	—	—	(1,288)	(575)	(1,814)	—	(95,535)
Depreciation and amortization	(185)	(180,686)	(176,471)	(45,006)	(687)	(8,644)	(18,098)	(2,751)	(2,102)	(48,085)	—	(482,715)
Operational provisions	16,656	(6,664)	(53,121)	(44,577)	—	1,859	(10)	32	(1)	(10,707)	—	(96,533)
Other expenses, net	(16,785)	(45,960)	(94,259)	(12,860)	(1,913)	(1,524)	(9,185)	(376)	(476)	(17,648)	22,113	(178,873)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	(41,863)	1,405,267	573,787	134,142	145,224	30,833	12,024	22,332	10,417	99,126	—	2,391,289
Equity gain (loss) on subsidiaries	1,263,711	(1,458)	—	—	(177)	(2,816)	—	—	—	(2,038)	(1,258,680)	(1,458)
Financial revenue	72,845	118,769	149,113	26,514	2,140	13,494	5,264	618	676	55,337	—	444,770
Financial expenses	(84,925)	(452,115)	(293,220)	(90,784)	(33,074)	(6,459)	(6,029)	(346)	(57)	(42,473)	—	(1,009,482)
Profit before income tax and Social Contribution tax	1,209,768	1,070,463	429,680	69,872	114,113	35,052	11,259	22,604	11,036	109,952	(1,258,680)	1,825,119
Income tax and Social Contribution tax	—	(400,664)	(265,658)	(24,198)	(18,360)	(11,305)	(5,009)	(8,262)	(875)	(24,944)	—	(759,275)
Deferred income tax and Social Contribution tax	(106)	50,554	118,264	1,196	1,963	—	(1,901)	589	5	(788)	—	169,776
Profit for the period	1,209,662	720,353	282,286	46,870	97,716	23,747	4,349	14,931	10,166	84,220	(1,258,680)	1,235,620

FINANCIAL STATEMENTS SEPARATED BY COMPANY — JUNE 30, 2011
Item	PARENT COMPANY	CEMIG GT	CEMIG D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATIONS / TRANSFERS	TOTAL

ASSETS	13,900,756	14,830,131	10,381,968	2,534,917	1,303,915	864,523	410,886	188,569	155,801	981,057	(10,617,050)	34,935,473
Cash and cash equivalents	135,211	1,600,997	681,488	113,862	29,309	64,875	72,607	12,272	15,613	310,874	—	3,037,108
Accounts receivable	—	524,792	1,844,157	408,779	32,400	155,891	—	4,217	3,180	50,361	(168,182)	2,855,595
Securities — cash investments	—	710,615	605	2,911	—	—	—	—	—	1,284	—	715,415
Taxes	427,824	698,863	1,182,121	326,972	7,878	77,618	43,910	10,862	88	33,276	—	2,809,412
Other assets	1,987,929	291,370	1,254,461	139,924	50,618	27,763	23,625	4,105	39	43,917	61,240	3,884,991
Investments / Fixed / Intangible / Financial Assets of Concession	11,349,792	11,003,494	5,419,136	1,542,469	1,183,710	538,376	270,744	157,113	136,881	541,345	(10,510,108)	21,632,952

LIABILITIES	13,900,756	14,830,131	10,381,968	2,534,917	1,303,915	864,523	410,886	188,569	155,801	981,057	(10,617,050)	34,935,473
Suppliers and supplies	1,486	148,791	751,482	143,196	4,305	29,451	9,775	1,246	2,322	16,986	(56,313)	1,052,727
Loans, financings and debentures	408,917	7,691,798	3,360,257	781,215	428,903	144,238	88,650	—	—	117,278	857,744	13,879,000
Interest on Equity, and dividends	624,563	610,944	5,823	—	9,320	16,268	7,225	16,310	14,650	61,631	(745,918)	620,816
Employee post-retirement benefits	98,462	437,234	1,388,717	270,904	—	—	—	—	—	18,311	—	2,213,628
Taxes	21,435	926,060	1,269,171	170,928	103,373	28,667	9,699	50,645	1,442	39,147	—	2,620,567
Other liabilities	288,845	463,048	916,152	301,431	38,285	178,002	7,426	2,821	2,851	57,243	(164,416)	2,091,688
Shareholders’ equity	12,457,048	4,552,256	2,690,366	867,243	719,729	467,897	288,111	117,547	134,536	670,461	(10,508,147)	12,457,047

NET PROFIT
Net operational revenue	183	2,054,457	4,082,391	905,080	123,914	211,882	62,200	24,429	19,057	135,014	(224,285)	7,394,322
Operational costs and expenses	(39,750)	(956,250)	(3,484,593)	(776,804)	(32,335)	(164,572)	(50,234)	(6,366)	(7,044)	(53,986)	230,484	(5,341,450)
Electricity bought for resale	—	(281,362)	(1,463,718)	(435,579)	—	—	—	(92)	(244)	(13,925)	102,816	(2,092,104)
Charges for the use of the basic transmission grid	—	(114,858)	(318,811)	(58,141)	—	—	—	(4)	(1,392)	(6,082)	117,038	(382,250)
Gas bought for resale	—	—	—	—	—	(142,831)	—	—	—	—	—	(142,831)
Cost of construction of Infrastructure	—	(28,182)	(572,165)	(85,037)	(6,108)	—	—	—	—	(3,946)	—	(695,438)
Personnel	(25,145)	(144,978)	(369,290)	(35,871)	(4,673)	(8,276)	(8,938)	(562)	(661)	(5,776)	—	(604,170)
Employee profit shares	1,714	(5,093)	(20,043)	—	—	—	(516)	(109)	(40)	(3)	—	(24,090)
Employee post-retirement benefits	(4,218)	(13,892)	(43,665)	—	—	—	—	—	—	—	—	(61,775)
Material	(84)	(9,424)	(33,218)	(3,227)	260	(491)	(190)	(109)	(92)	(655)	—	(47,230)
Outsourced services	(2,920)	(65,665)	(315,870)	(55,269)	(7,303)	(2,820)	(10,231)	(1,055)	(1,476)	(10,796)	4,431	(468,974)
Royalties for use of water resources	—	(70,434)	—	—	—	—	—	(1,375)	(618)	(1,922)	—	(74,349)
Depreciation and amortization	(176)	(184,169)	(189,595)	(47,752)	(12,957)	(10,185)	(18,106)	(2,821)	(2,193)	(8,176)	—	(476,130)
Operational provisions	(763)	(1,725)	(63,126)	(41,852)	—	—	(8)	(8)	(81)	737	—	(106,826)
Other expenses, net	(8,158)	(36,468)	(95,092)	(14,076)	(1,554)	31	(12,245)	(231)	(247)	(3,442)	6,199	(165,283)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	(39,567)	1,098,207	597,798	128,276	91,579	47,310	11,966	18,063	12,013	81,028	6,199	2,052,872
Equity gain (loss) on subsidiaries	1,069,753	—	—	—	—	—	—	—	—	—	(1,069,753)	—
Financial revenue	45,900	137,841	136,583	78,505	11,815	14,094	4,010	350	449	12,892	—	442,439
Financial expenses	(29,042)	(469,333)	(259,008)	(126,846)	(30,407)	(8,244)	(5,568)	(241)	(46)	(7,727)	—	(936,462)
Profit before income tax and Social Contribution tax	1,047,044	766,715	475,373	79,935	72,987	53,160	10,408	18,172	12,416	86,193	(1,063,554)	1,558,849
Income tax and Social Contribution tax	123	(258,506)	(192,099)	(24,196)	(14,466)	(16,615)	(2,955)	(6,881)	(660)	(26,998)	—	(543,253)
Deferred income tax and Social Contribution tax	2,041	3,463	30,193	(573)	(4,453)	—	2,320	723	(112)	10	—	33,612
Profit for the period	1,049,208	511,672	313,467	55,166	54,068	36,545	9,773	12,014	11,644	59,205	(1,063,554)	1,049,208

32.           SEGMENT INFORMATION

PERIOD ENDED JUNE 30, 2012

(Thousands of reais)

The operational segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation and transmission of electricity.

The Company also operates in the markets of gas, telecommunications and other businesses, which have a smaller impact on the results of its operations.

The segments mentioned above are reflected in the Company’s management and organizational structure, and its structure for monitoring results. The operational results are reviewed regularly by the principal managers of the Company’s operations, considering the operational segments of Generation and Transmission, for the taking of decision on funds to be allocated to these segments, and for the assessment of their performances on an individualized basis. In accordance with the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

SEGMENT INFORMATION, JUNE 30, 2012
	ELECTRICITY
Item	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	TELECOMS	OTHERS	ELIMINATIONS	TOTAL

ASSETS	12,444,731	9,567,209	13,672,042	837,105	424,710	1,703,475	(1,092,349)	37,556,923
INVESTMENTS	713,029	36,220	234,585	7,017	10,166	(4,081)	—	996,936

NET OPERATIONAL REVENUE	2,217,892	667,442	5,498,501	269,288	66,644	109,096	(266,528)	8,562,335

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(254,878)	—	(2,323,861)	—	—	(60,996)	108,156	(2,531,579)
Charges for the use of the basic transmission grid	(139,931)	(105)	(473,667)	—	—	—	128,514	(485,189)
Gas bought for resale	—	—	—	(217,878)	—	—	—	(217,878)
Total operational cost of electricity and gas	(394,809)	(105)	(2,797,528)	(217,878)	—	(60,996)	236,670	(3,234,646)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(99,441)	(71,712)	(424,975)	(8,650)	(16,095)	(31,253)	—	(652,126)
Employees’ and managers’ profit shares	(18,861)	(10,817)	(78,828)	—	(20)	(9,829)	—	(118,355)
Employee post-retirement benefits	(10,077)	(4,919)	(49,823)	—	—	(5,055)	—	(69,874)
Material	(5,011)	(3,386)	(24,181)	(549)	(102)	(709)	—	(33,938)
Outsourced services	(67,669)	(45,949)	(378,511)	(3,069)	(11,110)	(18,355)	14,055	(510,608)
Depreciation and amortization	(236,620)	(422)	(218,425)	(8,644)	(18,098)	(506)	—	(482,715)
Operational provisions	(6,322)	(570)	(108,328)	1,859	(10)	16,838	—	(96,533)
Royalties for use of water resources	(95,535)	—	—	—	—	—	—	(95,535)
Cost of constructions	—	(58,101)	(639,742)	—	—	—	—	(697,843)
Others	(37,568)	(18,668)	(102,036)	(1,524)	(9,185)	(25,695)	15,803	(178,873)
Total cost of operation	(577,104)	(214,544)	(2,024,849)	(20,577)	(54,620)	(74,564)	29,858	(2,936,400)

TOTAL COST	(971,913)	(214,649)	(4,822,377)	(238,455)	(54,620)	(135,560)	266,528	(6,171,046)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1,245,979	452,793	676,124	30,833	12,024	(26,464)	—	2,391,289
Equity gain (loss) on subsidiaries	(1,458)	—	—	—	—	—	—	(1,458)
Financial revenue	63,016	72,446	213,794	13,494	5,264	76,756	—	444,770
Financial expenses	(211,470)	(303,388)	(421,583)	(6,459)	(6,029)	(60,553)	—	(1,009,482)
PRETAX PROFIT	1,096,067	221,851	468,335	37,868	11,259	(10,261)	—	1,825,119
Income tax and Social Contribution tax	(384,619)	(62,541)	(291,118)	(11,305)	(5,009)	(4,683)	—	(759,275)
Deferred income tax and Social Contribution tax	30,094	10,905	132,443	—	(1,901)	(1,765)	—	169,776
PROFIT (LOSS) FOR THE PERIOD	741,542	170,215	309,660	26,563	4,349	(16,709)	—	1,235,620

SEGMENT INFORMATION, JUNE 30, 2011
	ELECTRICITY
Item	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	TELECOMS	OTHERS	ELIMINATIONS	TOTAL

ASSETS	12,226,093	8,026,210	12,338,451	864,523	410,886	3,032,072	(1,962,762)	34,935,473
INVESTMENTS	361,344	35,079	660,359	10,095	19,905	369	—	1,087,151

NET OPERATIONAL REVENUE	1,724,735	588,227	5,016,326	211,882	62,200	21,116	(230,164)	7,394,322

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(281,710)	—	(1,913,209)	—	—	—	102,815	(2,092,104)
Charges for the use of the basic transmission grid	(126,129)	(129)	(378,909)	—	—	—	122,917	(382,250)
Gas bought for resale	—	—	—	(142,831)	—	—	—	(142,831)
Total operational cost of electricity and gas	(407,839)	(129)	(2,292,118)	(142,831)	—	—	225,732	(2,617,185)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(58,705)	(92,423)	(406,525)	(8,276)	(8,938)	(29,303)	—	(604,170)
Employees’ and managers’ profit shares	(3,508)	(1,737)	(20,043)	—	(516)	1,714	—	(24,090)
Employee post-retirement benefits	(7,057)	(6,835)	(43,665)	—	—	(4,218)	—	(61,775)
Material	(5,000)	(4,861)	(36,552)	(491)	(190)	(136)	—	(47,230)
Outsourced services	(47,671)	(34,752)	(373,274)	(2,820)	(10,231)	(4,658)	4,432	(468,974)
Depreciation and amortization	(207,948)	(422)	(239,207)	(10,185)	(18,106)	(262)	—	(476,130)
Operational provisions	1,255	(586)	(106,728)	—	(8)	(759)	—	(106,826)
Royalties for use of water resources	(74,349)	—	—	—	—	—	—	(74,349)
Cost of constructions	(16,450)	(18,628)	(660,360)	—	—	—	—	(695,438)
Others	(24,132)	(17,010)	(111,044)	31	(12,245)	(883)	—	(165,283)
Total cost of operation	(443,565)	(177,254)	(1,997,398)	(21,741)	(50,234)	(38,505)	4,432	(2,724,265)

TOTAL COST	(851,404)	(177,383)	(4,289,516)	(164,572)	(50,234)	(38,505)	230,164	(5,341,450)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	873,331	410,844	726,810	47,310	11,966	(17,389)	—	2,052,872
Equity gain (loss) on subsidiaries	—	—	—	—	—	—	—	—
Financial revenue	73,154	59,554	238,406	14,094	4,010	53,221		442,439
Financial expenses	(167,294)	(358,949)	(410,219)	—	—	—	—	(936,462)
PRETAX PROFIT	779,191	111,449	554,997	61,404	15,976	35,832	—	1,558,849
Income tax and Social Contribution tax	(254,224)	(40,073)	(216,871)	(16,615)	(2,955)	(12,515)	—	(543,253)
Deferred income tax and Social Contribution tax	20,724	(21,021)	29,805	—	2,320	1,784	—	33,612
PROFIT (LOSS) FOR THE PERIOD	545,691	50,355	367,931	44,789	15,341	25,101	—	1,049,208

ECONOMIC AND FINANCIAL PERFORMANCE — CONSOLIDATED

(Figures are in R$ ’000 unless otherwise indicated.)

Profit (loss) for the period

Cemig reports consolidated net profit for the first half of 2012 (1H12) of R$ 1,235,620, which compares with R$ 1,049,208 in the first half of 2011 (1H11), an increase of 17.77%. This primarily reflects revenue 15.80% higher, partially offset by operational costs and expenses 15.53% higher. Below are comments on the principal variations in revenue, costs and expenses between the two periods.

Ebitda (Method of calculation not reviewed by external auditors)

Cemig’s Ebitda in 1H12 was 13.64% higher than in 1H11.

Ebitda – R$ million	June 30, 2012	June 30, 2011 Reclassified	Change, %
Net profit for the year	1,235,620	1,049,208	17.77
+ Provision for income tax and Social Contribution tax	589,499	509,641	15.67
+ Financial revenue (expenses)	564,712	494,023	14.31
+ Amortization and depreciation	482,715	476,130	1.38
+ Equity gain (loss) on subsidiaries	1,458	—	—
= EBITDA	2,874,004	2,529,002	13.64

The higher Ebitda in 1H12 than 1H11 mainly reflects the Revenue line 15.80% higher, partially offset by Operational costs and expenses, excluding the effects of depreciation and amortization, 16.92% higher. The increase of operational costs and expenses in 1H12 from 1H11 is reflected in Ebitda margin, which was 34.20% in 2011, and 33.57% in 2012.

Revenue from supply of electricity

Total revenue from supply of electricity in 1H12 was R$ 9,254,444, 15.49% more than in 1H11 (R$ 8,013,119).

Final consumers

Revenue from electricity sold to final consumers, excluding the Company’s own consumption, was R$ 8,129,333 in 1H12, which is 13.74% more than in 1H11 (R$ 7,147,548). The main factors in this result are:

•                  Volume of energy invoiced to final consumers (excluding Cemig’s own consumption) 3.79% higher.

•                  Tariff increase for Cemig Distribuição, with average impact for captive consumers of 7.24%, in effect from April 8, 2011 (having effect over the whole of 2012).

•                  Tariff increase for Cemig Distribuição, with average impact for captive consumers of 3.85%, in effect from April 8, 2012.

•                  Tariff adjustment for Light, with average impact on consumer tariffs of 7.82%, effective November 7, 2011.

Electricity sold to final consumers (MWh)

(Data not reviewed by external auditors)

	MWh
Consumption by user category	First half 2012	First half 2011	Change, %
Residential	5,786,130	5,449,537	6.18
Industrial	12,629,659	12,747,757	(0.93)
Commercial, services and others	3,968,559	3,541,497	12.06
Rural	1,273,323	1,148,382	10.88
Public authorities	670,922	608,034	10.34
Public illumination	724,336	666,924	8.61
Public service	760,213	708,963	7.23
Total	25,813,142	24,871,094	3.79

Revenue from wholesale electricity sales

Although the volume of electricity sold to other concession holders was 1.62% lower year-on-year, revenue from electricity sold to them was 8.95% higher, at R$ 827,635, in 1H12 than in 1H11 (R$ 759,658), due to the average sale price of electricity being 10.74% higher, at R$ 123.32/MWh in 2012, compared to R$ 111.36/MWh in 2011.

Transactions in electricity on the CCEE

Revenue from transactions in electricity through the CCEE in 1H12 was R$ 281,963, an increase of 183.34% compared to 1H11 (R$ 99,513). The increase reflects a higher level for the average of the spot market price (Preço de Liquidação das Diferenças, or PLD), which increased from R$ 27.77 in 1H11 to R$ 115.15 in 1H12.

Revenue from use of the electricity distribution systems (TUSD)

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (Tarifa de Uso dos Sistemas Elétricos de Distribuição, or TUSD) was 14.19% higher, at R$ 1,031,824, in 1H12, than in 1H11 (R$ 903,585). This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and the increase of revenue arises from a higher volume of transport of energy for Free Consumers, mainly a consequence of migration of captive clients to the Free Market.

Transmission revenue

For the older concessions, Transmission revenue refers to the tariff charged to agents of the electricity sector, including Free Consumers connected to the high voltage network, for use of transmission network that is part of the National Grid, less the amounts received that are used for amortization of the financial asset.

For the new concessions, it includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines and also the adjustment to present value of the transmission financial asset constituted, primarily, during the period of construction of the transmission facilities. The rates used for updating of the asset correspond to the remuneration on capital applied to the undertakings, and these vary in accordance with the model of undertaking and the investing company’s cost of capital.

Transmission revenue was 16.18% higher, at R$ 746,225, in 1H12 than in 1H11 (R$ 642,290). The increase is mainly due to the increase in the Company’s transmission assets due to the acquisitions made in 2011, principally of Abengoa, acquired by the subsidiary Taesa. The part of the transmission revenue added by Taesa, in proportion to Cemig’s proportional equity stake in Taesa, was R$ 262,808 in the first half of 2012, compared to R$ 180,529 in 1H11.

There is more information in Explanatory Note 22 to the Consolidated Interim Financial Information.

Taxes and charges applied to operational revenue

Charges and taxes reducing Operational revenue in 1H12 totaled R$ 3,807,527, compared to R$ 3,347,302 in 1H11, an increase of 13.75%. The main variations in these deductions from revenue, between the two years, are as follows:

The Fuel Consumption Account — CCC

The deduction from Revenue for the Fuel Consumption Account (Conta de Consumo de Combustível, or CCC) was R$ 341,891 in 1H12, compared to R$ 335,546 in 1H11 — 1.89% higher year-on-year. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment; for the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE — Energy Development Account

The deduction from Revenue for the Energy Development Account (Conta de Desenvolvimento Energético, or CDE), was R$ 289,941 in the first half of 2012 (1H12), 18.21% higher than in 1H11 (R$ 245,275). These payments are specified by a Resolution issued by the regulator, Aneel. This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment; for the portion relating to transmission services the Company charges the CCC acts only to pass through the charge, charging it to Free Consumers on their invoices for use of the National Grid and passing it on to Eletrobrás.

Global Reversion Reserve — RGR

The charge for the Global Reversion Reserve (Reserva Global de Reversão, or RGR) was R$ 146,066 in 1H12, compared to R$ 91,696 in 1H11, an increase of 59.29%. The Global Reversion Reserve is an annual quota included in concession holders’ costs to generate funds for expansion and improvement of public electricity services. These payments are specified by the regulator, Aneel.

The other significant deductions from revenue are taxes, calculated as a percentage of sales revenue. Hence their variations are substantially proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses, excluding financial revenue (expenses) in 1H12 were R$ 6,171,046, 15.53% more than in 1H11 (R$ 5,341,450). There is more information in Explanatory Note 23 to the Consolidated Interim Financial Information.

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 1H12 was R$ 2,531,579, 21.01% more than in 1H11 (R$ 2,092,104). The main factors in the difference are:

•                  Cemig D’s financial exposure to the spot market was 123.65% higher, at R$ 320,256, in 1H12 than in 1H11 (R$ 143,195), reflecting a higher average of spot market prices (PLD), in all the sub-markets, starting in March 2012, added to the effect of the increase in the System Services Charge (Encargos de Serviços do Sistema, or ESS), due to thermal plants being dispatched.

•                  Cemig D’s expense on acquisition of electricity through auctions 10.45% higher — reflecting an initiative to minimize risk of financial exposure to the spot market.

•                  Cemig D’s expense on electricity from Itaipu Binacional — which is indexed to the dollar — 13.57% higher, at R$ 417,243 in 1H12, compared to R$ 367,397 in 1H11, due principally to the dollar strengthening against the Real (by 7.76%) in 1H12, in contrast to its depreciating against the Real (by 6.31%) in 1H11.

This is a non-controllable cost in the distribution activity. The difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Charges for use of the transmission grid

The expense on charges for use of the transmission grid in 1H12 was R$ 485,189, 26.93% higher than in 1H11 (R$ 382,250).

These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost, in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Personnel

Personnel expenses in 1H12 were R$ 652,126, 7.94% more than in 1H11 (R$ 604,170). The difference is primarily due to the salary increase of 8.20% given to employees under the Collective Salary Agreement of November 2011.

Employees and managers’ profit shares

The expense on employees’ and managers’ profit shares in 1H12 was R$ 118,355, compared to R$ 24,090 in 1H11, an increase of 391.30%. The amount provisioned in 1H12 refers to part of the profit shares previously negotiated in the collective work agreement of November 2011, valid for 2011 and 2012.

Outsourced services

The expense on outsourced services in 1H12 was R$ 510,608, 8.88% more than in 1H11 (R$ 468,974). The items with highest differences between the two periods were: Meter reading and delivery of electricity bills; Consultancy services contracted by the jointly-controlled subsidiary Taesa; and Maintenance of facilities and electrical equipment. A breakdown of outsourced services is given in Explanatory Note 23 (b) to the Consolidated Interim Financial Information.

Gas bought for resale

The expense on electricity bought for resale in 1H12 was R$ 217,878, 52.54% more than in 1H11 (R$ 142,831). This primarily reflects the increase in the volume purchased, reflecting higher sales of gas by Gasmig in 2012, on expansion of consumption by clients in the “Steel Valley” (Vale do Aço) and the South of Minas (Sul de Minas) region due to greater industrial activity.

Financial revenues (expenses)

The company posted net financial expenses of R$ 564,712 in 1H12, compared to net financial expenses of R$ 494,023 in 1H11). The main factors between the periods are:

•                  Revenue from short-term cash investments 30.64% lower, due to a lower volume of cash being invested in 2012.

•                  Revenue from monetary updating of amounts paid into court in legal proceedings:  R$ 10.767 million in 1H12, from updating of a tax credit for successful final judgment in a legal action on the Death Duties/Donations Tax (Imposto sobre Transmissão Causa Mortis e Doação, or ITCD).

•                  Revenue from exchange rate variation: This totaled R$ 30,273, mainly on the cash investments recorded in the consolidation of the jointly-controlled subsidiary Taesa.

•                  Expense on foreign exchange variation: This totaled R$ 58,727, mainly reflecting the impact of exchange rate variations on loan contracts in US dollars assumed by the subsidiary Taesa in the acquisition of Abengoa.

For a breakdown of financial revenues and expenses please see Explanatory Note 24 to the Consolidated Interim Financial Information.

Income tax and Social Contribution tax

In 1H12, Cemig posted expenses on income tax and the Social Contribution tax of R$ 589,499, representing 32.30% of the pre-tax profit of R$ 1,825,119.

In 1H11, Cemig posted expenses on income tax and the Social Contribution tax of R$ 509,641, representing 32.69% of the pre-tax profit of R$ 1,558,849.

These effective rates are reconciled with the nominal rates in Explanatory Note 8 to the Consolidated Interim Financial Information.

PROFIT AND LOSS ACCOUNTS FOR THE SECOND QUARTERS OF 2012 AND 2011

	2Q12	2Q11
REVENUE	4,413,940	3,804,769

OPERATIONAL COSTS AND EXPENSES
Personnel	(310,461)	(322,203)
Employees’ and managers’ profit shares	(62,467)	(1,068)
Post-employment obligations	(36,376)	(30,887)
Material	(18,653)	(28,890)
Outsourced services	(257,502)	(254,325)
Electricity bought for resale	(1,384,490)	(1,016,344)
Depreciation and amortization	(245,164)	(236,361)
Royalties for use of water resources	(46,243)	(36,356)
Operational provisions (reversals)	862	(65,758)
Charges for the use of the basic transmission grid	(243,731)	(192,636)
Gas bought for resale	(117,434)	(80,465)
Infrastructure Cost of constructions	(422,323)	(427,252)
Other operational expenses, net	(82,002)	(95,786)
	(3,225,984)	(2,788,331)

Operational profit (loss) before Equity gain (loss) and Financial revenue (expenses)	1,187,956	1,016,438
Equity gain (loss) on subsidiaries	(656)	—
Financial revenue	223,164	262,581
Financial expenses	(525,796)	(496,813)

Pretax profit	884,668	782,206

Current income tax and Social Contribution tax	(375,486)	(312,162)
Deferred income tax and Social Contribution tax	95,050	53,013
PROFIT FOR THE PERIOD	604,232	523,057

Profit for the quarter

Cemig reports consolidated net profit for 2Q12 of R$ 604,232, which compares with R$ 523,057 in 2Q11, an increase of 15.52%.

Ebitda (Method of calculation not reviewed by external auditors)

Cemig’s Ebitda in 2Q12 was 14.39% higher than in 2Q11:

EBITDA — R$ ’000	2Q12	2Q11	Change %
Profit for the period	604,232	523,057	15.52
+ Expense on income tax and Social Contribution tax	280,436	259,149	8.21
+ Net financial revenue (expenses)	302,632	234,232	29.20
+ Amortization and depreciation	245,164	236,361	3.72
+ Equity gain (loss) on subsidiaries	656	—	—
EBITDA	1,433,120	1,252,799	14.39

EBITDA

The higher Ebitda in 2Q12 than 2Q11 mainly reflects revenue 16.01% higher, partially offset by operational costs and expenses 16.80% higher (excluding the effects of depreciation and amortization). Ebitda margin was 32.93% in 2Q11, and 32.47% in 2Q12.

REVENUES

	Consolidated
	2Q12	2Q11
Revenue from supply of electricity	4,667,717	4,066,710
Revenue from use of the electricity distribution systems (TUSD)	535,295	417,478
Revenue from use of the transmission grid	364,115	340,978
Construction revenue — Distribution	394,152	403,015
Construction revenue — Generation	29,132	24,387
Other operational revenues	315,245	251,853
Taxes and charges on revenue	(1,891,716)	(1,699,652)
Net operational revenue	4,413,940	3,804,769

Revenue from supply of electricity

	MWh (*)			R$
	2Q12	2Q11	Change %	2Q12	2Q11	Change %
Residential	2,837,582	2,618,129	8.38	1,532,619	1,312,405	16.78
Industrial	6,473,564	6,490,521	(0.26)	1,126,960	1,076,295	4.71
Commercial, services and others	1,964,043	1,731,748	13.41	878,330	735,098	19.48
Rural	705,939	611,540	15.44	193,133	164,346	17.52
Public authorities	342,467	306,349	11.79	153,977	134,607	14.39
Public illumination	361,165	344,169	4.94	96,913	89,132	8.73
Public service	382,739	353,690	8.21	114,368	103,170	10.85
Subtotal	13,067,499	12,456,146	4.91	4,096,300	3,615,053	13.31
Own consumption	15,572	14,431	7.91	—	—	—
Supply not yet invoiced, net	—	—	—	5,507	21,197	(74.02)
	13,083,071	12,470,577	4.91	4,101,807	3,636,250	12.80
Wholesale supply to other concession holders	3,256,062	3,411,595	(4.56)	400,535	394,934	1.42
Transactions in electricity on the CCEE	547,070	1,040,058	(47.40)	158,932	32,599	387.54
Sales under Proinfa	20,954	13,317	57.35	6,443	2,927	120.12
Total	16,907,157	16,935,547	(0.17)	4,667,717	4,066,710	14.78

(*) Information in MWh has not been reviewed by the external auditors.

Total revenue from supply of electricity in 2Q12 was R$ 4,101,807, 12.80% more than in 2Q11 (R$ 3,636,250).

The main factors affecting revenue in 2012 were:

•                  Tariff increase for Cemig D, with average impact for consumers of 3.85%, in effect from April 8, 2012.

•                  Tariff increase for Cemig D, with average impact for consumers of 7.24%, in effect from April 8, 2011.

•                  Volume of energy invoiced to final consumers (excluding Cemig’s own consumption) 4.91% higher.

Revenue from wholesale electricity sales

Although the volume of electricity sold to other concession holders was 4.56% lower in 2Q12 than 2Q11, the revenue from it was 1.42% higher, at R$ 400,535, compared to R$ 394,934 in 2Q11, due to the average sale price of electricity being 6.26% higher in 2Q12, at R$ 123.01/MWh, vs. R$ 115.76/MWh in 2Q11.

Transactions in electricity on the CCEE

Revenue from transactions in electricity on the Electricity Trading Market (CCEE) in 1H12 was R$ 158,932, 387.54% more than in 1H11 (R$ 32,599). This reflects the higher average spot price (Preço de Liquidação das Diferenças, or PLD), which increased from R$ 27.77/MWh in 1H11 to R$ 115.15 in 1H12.

Revenue from use of the electricity distribution systems (TUSD)

The revenue of Cemig D and Light from the Tariff for Use of the Distribution Systems (TUSD) was 28.22% higher, at R$ 535,295, in 2Q12, than in 2Q11 (R$417,478). This revenue comes from charges made to Free Consumers, on electricity sold by other agents of the sector.

Transmission revenue

The Revenue from use of the network was not significantly different in the two quarters: R$ 364,115 in 2Q12, compared to R$ 340,978 in 2Q11.

Taxes and charges applied to revenue

	2Q12	2Q11	Change %
Taxes on revenue
ICMS tax	979,892	859,139	14.06
Cofins tax	406,407	366,414	10.91
PIS and Pasep taxes	88,282	79,560	10.96
ISS and other taxes	1,572	1,380	13.91
	1,476,153	1,306,493	12.99
Charges to the consumer
Global Reversion Reserve — RGR	71,948	48,589	48.07
Energy Efficiency Program — P.E.E.	12,447	10,208	21.93
Energy Development Account — CDE	138,335	122,420	13.00
Fuel Consumption Account — CCC	145,207	178,244	(18.53)
Research and Development — P&D	11,540	9,498	21.50
National Scientific and Technological Development Fund — FNDCT	9,938	8,356	18.93
Energy system expansion research — (EPE / Mining and Energy Ministry)	3,395	4,178	(18.74)
Emergency Capacity Charge	12,690	4,377	189.92
0.30% additional payment (Law 12111/09)	10,063	7,289	38.06
	415,563	393,159	5.70
	1,891,716	1,699,652	11.30

Total taxes and charges applicable to revenue were R$ 1,891,716 in 2Q12, compared to R$ 1,699,652 in 2Q11, an increase of 11.30%. The main variations in these deductions from revenue, between the two years, are as follows:

Global Reversion Reserve — RGR

This charge (Reserva Global de Reversão, or RGR) was 48.07% higher, year-on-year. This is a non-controllable cost: the amount reported in the Profit and loss account corresponds to the amount in fact passed through to the tariff.

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC was R$ 145,207 in 2Q12, compared to R$ 178,224 in 2Q11, 18.53% lower. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by an Aneel Resolution.

CDE — Energy Development Account

The payment for the Energy Development Account (Conta de Consumo de Combustível, or CDE), which is set by an Aneel Resolution, was 13.00% higher in the comparison between the periods: R$ 138,335 in 1H12, compared to R$ 122,420 in 1H11.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 3,225,984 in 2Q12, 15.70% more than in 2Q11 (R$ 2,788,331). This particularly reflects higher costs of: Employee profit shares; Electricity bought for resale; Operational reversals; Charges for use of the national grid; and Gas bought for resale.

The following paragraphs outline the main variations in expenses:

Employees’ and managers’ profit shares

The expense on employees’ and managers’ profit shares in 2Q12 was R$ 62,467, compared to R$ 1,068 in 2Q11, an increase of 5.748.97%. The difference is due to the fact that the provisioning for the results of 2011 took place in April, 2012, whereas for the previous year it took place in March.

Electricity bought for resale

The expense on electricity bought for resale in 2Q12 was R$ 1,384,490, 36.22% more than in 2Q11 (R$ 1,016,344). The main factors in the difference were:

•                  Cemig D’s financial exposure to the stock market was 160.18% higher in 2Q12, at R$ 212,547, compared to R$ 81,693 in 2Q11, due to the spot market price (Preço de Liquidação das Diferenças, or PLD) being higher, in all the sub-markets, as from March 2012; and also due to the System Services Charge (Encargos de Serviços do Sistema, or ESS) being higher since thermal plants were dispatched.

•                 Electricity bought in the Regulated Market by Cemig D at auctions cost 35.11% more, reflecting a strategy of minimizing the risks of financial exposure to the spot market.

•                  Cemig D’s expense on electricity from Itaipu Binacional, which is indexed to the dollar, was 25.85% higher, at R$ 226,332 in 2Q12, compared to R$ 179,845 in 2Q11, reflecting the fact that the Real depreciated against the dollar in the first half of 2012, whereas it appreciated in the first half of 2011: in 1H12 the dollar rose 7.76% against the Real, and in 1H11 it fell 6.31%.

Charges for use of the transmission grid

The expense on charges for use of the transmission grid in 2Q12 was R$ 243,731, 26.52% more than in 2Q11 (R$ 192,636). These expenses, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid.

Gas bought for resale

The expense on electricity bought for resale in 2Q12 was R$ 117,434, 45.94% more than in 2Q11 (R$ 80,465). This primarily reflects the increase in the volume purchased, reflecting higher sales of gas by Gasmig in 2012, in turn reflecting expansion of consumption by clients in the “Steel Valley” (Vale do Aço) and the South of Minas (Sul de Minas) region, due to increased industrial activity.

Net financial revenue (expenses)

	2Q12	2Q11	Change %
FINANCIAL REVENUES
Income from financial investments	72,784	113,190	(35.70)
Charges on arrears of overdue electricity bills	45,816	44,290	3.45
Monetary updating	16,025	25,020	(35.95)
Monetary Updating on escrow account (Note 11)	1,205	—	—
Interest and monetary updating on accounts receivable from the Minas Gerais state government	34,732	57,054	(39.12)
Foreign exchange variations	4,137	20,613	(79.93)
Pasep and Cofins taxes on financial revenues	(1,096)	(787)	39.26
Gains on financial instruments	19,726	—	—
Adjustment to present value	6,122	—	—
Others	23,713	3,201	640.80
	223,164	262,581	(15.01)
FINANCIAL EXPENSES
Costs of loans and financings	(331,094)	(365,502)	(9.41)
Foreign exchange variations	(43,298)	(2,260)	1,819.03
Monetary updating — loans and financings	(46,683)	(45,202)	3.28
Monetary updating - paid concessions	(11,689)	(3,039)	284.63
Monetary updating — P&D and P.E.E.	(6,185)	(8,782)	(29.57)
Monetary updating - Others	(11,977)	(7,886)	51.88
Losses on financial instruments	—	(3,889)	—
Adjustment to present value	—	(665)	—
Charges and monetary updating on Post-retirement benefits	(28,750)	(30,365)	(5.32)
Others	(46,050)	(29,223)	57.57
	(525,796)	(496,813)	5.83
NET FINANCIAL REVENUE	(302,632)	(234,232)	29.20

Net financial revenues in 2Q12 were R$ 302,632, 29.20% higher than in 2Q11 (R$ 234,232). The main factors in differences between the two quarters were:

•                  Revenue from cash investments 35.70% lower, due to a lower volume of cash invested in 2012.

•                  Lower expenses on loans and financings: R$ 331,094 in 2Q12, compared to R$ 365,502 in 2Q11. This reflects the lower variation in the CDI rate in 2Q12 than in 2Q11: 2.09% in 2Q12, vs. 2.80% in 2Q11.

•                  Foreign exchange variations: The expense on FX variation of R$ 43,298 in 2Q12 mainly reflects FX variations on loans denominated in dollars assumed by the subsidiary Taesa in the acquisition of Abengoa.

Income tax and Social Contribution tax

In 2Q12, Cemig posted expenses on income tax and the Social Contribution tax of R$ 280,436, representing 31.70% of the pre-tax profit of R$ 884,668. In 2Q11, Cemig posted expenses on income tax and the Social Contribution tax of R$ 259,149, representing 33.13% of the pre-tax profit of R$ 782,206.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

(Data not reviewed by external auditors)

INVESTOR RELATIONS

In 2011, through strategic actions aiming to enable investors and stockholders to have a correct valuation of our businesses and our prospects for growth and addition of value, we increased Cemig’s exposure to the Brazilian and global capital markets as the leading company of the sector.

We maintain a constant and proactive flow of communication with Cemig’s investor market, strengthening our credibility, seeking to increase investors’ interest and ensure their satisfaction in relation to the Company’s shares.

Our results are published in presentations given by video webcasts and conference calls, with simultaneous translation into English, at which members of the Executive Board are always present — developing an increasingly transparent relationship, in line with best corporate governance practices.

To serve our stockholders, who are spread over 40 countries, and facilitate optimum coverage of investors, Cemig was present in Brazil and worldwide at innumerable seminars, conferences, investor meetings, congresses, and roadshows; and also held video and telephone conference calls with analysts, investors and other parties interested in the capital markets.

In May, for the 17th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, together with the Brazilian Capital Markets and Analysts’ Association (Associação dos Analistas e Profissionais de Investimentos do Mercado de Capitais — Apimec), in the town of Belo Horizonte, Minas Gerais, where these professionals once again had the opportunity to interact with the company’s directors and principal executives.

CORPORATE GOVERNANCE

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred (PN) and common (ON) shares have been listed at Corporate Governance Level 1 on the Bovespa Stock Exchange ( in Sao Paulo) since 2001 (with tickers CMIG4 and CMIG3 respectively). Level 1 classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Because Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange, representing preferred shares (with ticker CIG) and common shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Companies Manual. Our preferred shares have been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Since the end of 2006 our material procedures related to preparation of the Consolidated Financial Statements have been compliant with the requirements of Section 404 of the Sarbanes-Oxley law of the US.

As well as our dividend policy and our bylaws include the targets of the Strategic Plan, as follows :

•                  — To keep consolidated indebtedness equal to or less than 2 times Ebitda.

•                  — To keep the consolidated ratio (Net debt) / (Net debt + Stockholders’ equity) equal to or less than 40%.

•                  — To limit consolidated funds in Current assets to 5% of Ebitda.

•                  — Consolidated funds allocated to capital expenditure in each business year to be limited to 40% of Ebitda (exceptionally for 2006, 2007 and 2011 the percentage was 65%, 55% and 71.7% of Ebitda, respectively).

•                 — To invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or greater than those specified in the company’s Strategic Plan, subject to the legal obligations.

•                  — To limit the expenses of the subsidiary Cemig Distribuição (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

•                  The Board of Directors may authorize numbers in excess of these standards, in response to temporary needs, up to the following limits:

•                 — Consolidated debt: maximum of 2.5 times Ebitda.

•                 — Consolidated ratio (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%.

•                 — Consolidated funds in Current assets: maximum of 10% of Ebitda.

Board of Directors

Meetings

Our Board of Directors met 26 times in 2011, to discuss strategic planning, projects, acquisition of new assets, and various other investments, among other subjects.

Membership, election and period of office

The present Board of Directors was elected on April 27, 2012, by the cumulative voting method, as specified by Article 141 of Law 6404 of December 15, 1976, as amended.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2013.

Principal responsibilities and attributions:

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•                  Decision, before signing, on any contract to be entered into between Cemig and any stockholders or their parent companies.

•                  Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 5 million or more.

•                  Authorization for issuance of securities in the domestic or external market to raise funds.

•                  Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Since 2006 Cemig has had committees, made up of members of the Board of Directors to discuss and analyze matters to be decided by the Board, as follows:

1.          Board of Directors’ Support Committee.

2.          The Corporate Governance and Sustainability Committee.

3             The Human Resources Committee.

4.          The Strategy Committee.

5             The Committee for Business Development and Corporate Control of Subsidiaries and Affiliates.

6.          The Finance, Audit and Risks Committee.

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, diplomacy, etc.), and very broad experience in business management. Their remuneration is 20% of the average received by our Chief Officers, and does not include any share purchase options.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

Audit Committee

As well as the attributions specified in Law 6404, in relation to the requirements of the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC — the capital markets regulator of the United States), we opted for the exemption allowed by the Exchange Act, Rule 10-3A, and regulated by SEC Release 82-1234, which accepts operation of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

The Executive Board

The Executive Board is made up of eleven members whose individual functions are set by the company’s by-laws. They are elected by the Board of Directors for periods of office of three years. They may be reelected; they may also be dismissed at any time by the Board of Directors.

Members are allowed also to hold simultaneous non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, on decision by the Boards of Directors of those companies. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors held after the Ordinary General Meeting of Stockholders of 2013.

The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br.

The Chief Officers have individual responsibilities established by the Board of Directors and the by-laws, including:

•                  Current management of the company’s business, complying with the by-laws, the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget.

•                  Decision on any sale of goods, loans or financings, pledge of the company’s property, plant or equipment, or guarantees to third parties or other legal acts or transactions, with value of less than R$ 14.7 million.

The Executive Board normally meets weekly. In 2011 it held 63 meetings.

A list of the names and summary résumés of its members is on our website: http://ri.cemig.com.br. http://ri.cemig.com.br.

The Audit Board

Meetings

The Audit Board held 10 meetings in 2011.

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected. They are:

•                 one elected by the holders of the preferred shares;

•                 one elected by holders of common shares representing at least 10% of the share capital, and not belonging to the controlling stockholding group; and

•                 three elected by the majority stockholder.

The members of the Audit Board are listed on our website:  http://ri.cemig.com.br.

Principal responsibilities and attributions:

As well as the attributions specified by Law 6404 of December 15, 1976, as amended, we opted, in relation to the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC — the capital markets regulator of the United States) to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average earned by the Chief Officers.

Résumé information on its members is on our website:  http://ri.cemig.com.br.

The Sarbanes-Oxley Law

Cemig has obtained certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is a part of the annual 20-F report relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning — which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: the Corporate Governance and Sustainability Committee; compliance with the Sarbanes-Oxley Law; the Budget Prioritization Committee; Internal Auditing; the Energy Risks Management Committee; the Insurable Risks Committee; and the Control and Management Committee.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. We have perceived an improvement in the effectiveness of the strategic controls, a commitment to implementation of the mitigating action plans proposed and, consequently, reduction of the financial impact and of the probability of occurrence of innumerable risks.

The method for measurement of risks that Cemig has chosen is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives; risks; internal controls; and alignment.

To ensure safety, confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the Integrated Risk Management System (Sistema de Gestão Integrada de Riscos, SGIR) application, which embodies the methodology referred to above. Cemig also has a site giving employees access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

Functional structure

The main determining factor for the option adopted for functional structure is decentralized management by Risk Managers. This expresses the corporative and matricial nature of the function, with monitoring centralized by the Corporate Risk

Management Unit, which generates relevant information with a systemic view and meets the demands of the Corporate Risk Management Committee. The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by corporate risk management in Cemig are:

•                  Improvement of the methodology of calculation of financial exposure risks, to make it possible to provide the greatest possible objectivity to the assessment made by managers, offering senior management greater security in the process of taking decisions. The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy.

•                  Creation of standard reports to meet the needs of various levels of decision in the company.

Statement of Ethical Principles and Code of Professional Conduct

The Board of Directors’ approval, in May 2004, of the Statement of Ethical Principles and Code of Professional Conduct (http://ri.cemig.com.br), bringing together, in 11 principles, a portrait of the ethical conduct and values incorporated into our culture, was an important step in perfecting the Company’s internal system of corporate government and increasing our overall corporate transparency.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment and decision on any possible non-compliances with the document.

In December 2006 we created the Information Channel, to be used only by Cemig employees and workers. It enabled the Ethics Committee to receive anonymous reports, via an open channel on our intranet — the Anonymous Information Channel. These reports can deal with any type of irregular practice contrary to the Company’s interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; undue appropriation of goods or funds; receipt of undue advantage by managers or employees; irregular contracting; or other illegal practices.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

It can receive and investigate any reports of violations of the ethical principles and rules of conduct, provided they are presented in a written document signed by the interested party, and sent to the address: Cemig, Av. Barbacena 1200, SA/17°/B2, accompanied by indication of the means of proof (witnesses, documents or other sufficient and appropriate means). They can also be sent by email or telephone — the address and phone number are well known to all the company’s employees.

In December 2006 we put in place our Anonymous Information Channel, available on the corporate intranet, the purpose of which is to receive, submit and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting. This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. Acceptance and adoption of this instrument of corporate governance improves the management of our employees and of our business, and reaffirms our ethical principles.

Cemig’s Statement of Ethical Principles and Code of Professional Conduct is stated in 11 principles, which express the ethical conduct and values incorporated into the Company’s culture. It is available on our Internet page: http://ri.cemig.com.br.

POSITION OF STOCKHOLDERS WITH MORE THAN

5% OF THE VOTING STOCK ON JUNE 30, 2012 (1)

Stockholders	COMMON SHARES (thousand)%		PREFERRED SHARES (thousand)%		TOTAL SHARES (thousand)%
State of Minas Gerais	189,991,615	50.96	—	0.00	189,991,615	22.27
Other entities of the State	50,246	0.01	8,821,839	1.84	8,872,085	1.00
Total, controlling stockholder	190,041,861	50.97	8,821,839	1.84	198,863,700	23.31
AGC Energia S.A. (2)	122,901,990	32.96	—	0.00	122,901,990	14.41

Notes:

(1)         The share capital was increased on April 27, 2012, with a stock bonus of 25% in new shares.

(2)         The stockholder AGC Energia S.A. is wholly controlled by Andrade Gutierrez Concessões S.A., a company registered for listing with the CVM.

SHARES OF THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND MEMBERS OF THE AUDIT BOARD

	June 30, 2012		June 30, 2011
	ON	PN	ON	PN
CONTROLLING STOCKHOLDER	190,041,861	8,821,839	152,033,489	7,057,472
Board of Directors	2,899	1,484	1,321	1,187
Adriano Magalhães Chaves	1	—	1	—
Antônio Adriano Silva	1	—	1	—
Arcângelo Eustáquio Torres Queiroz	1	—	1	—
Bruno Magalhães Menicucci	—	1	—	—
Christiano Miguel Moysés	1	—	—	—
Djalma Bastos de Morais	—	68	—	55
Dorothea Fonseca Furquim Werneck	1	—	1	—
Eduardo Borges de Andrade	—	1	—	1
Fernando Henrique Schüffner Neto	—	530	—	424
Francelino Pereira dos Santos	1	—	1	—
Franklin Moreira Gonçalves	1	—	1	—
Guilherme Horta Gonçalves Junior	1	—	1	—
Guy Maria Villela Paschoal	13	—	11	—
João Camilo Penna	1	1	1	1
Joaquim Francisco de Castro Neto	1	—	—	—
José Augusto Gomes Campos	—	1	—	—
Lauro Sérgio Vasconcelos David	1	—	1	—
Leonardo Maurício Colombini Lima	1	—	1	—
Marco Antônio Rodrigues da Cunha	1	—	1	—
Maria Estela Kubitschek Lopes	1	—	1	—
Newton Brandão Ferraz Ramos	1	—	1	—
Otávio Marques de Azevedo	—	1	—	1
Paulo Márcio de Oliveira Monteiro	—	526	—	421
Paulo Roberto Reckziegel Guedes	—	1	—	1
Paulo Sérgio Machado Ribeiro	120	1	96	1
Ricardo Coutinho de Sena	—	1	—	1
Saulo Alves Pereira Júnior	—	1	—	1
Tarcísio Augusto Carneiro	2,751	350	2,201	280

SHARES HELD
	June 30, 2012		June 30, 2011
NAME	ON	PN	ON	PN

EXECUTIVE BOARD	10	869	7	634
Djalma Bastos de Morais	—	68	—	50
Arlindo Porto Neto	1	—	1	—
Fernando Henrique Schüffner Neto	—	530	—	386
Frederico Pacheco de Medeiros	1	—	—	—
Fuad Jorge Noman Filho	—	—	—	—
José Carlos de Mattos	—	—	—	—
José Raimundo Dias Fonseca	—	—	—	—
Luiz Fernando Rolla	7	—	6	—
Luiz Henrique de Castro Carvalho	—	—	—	—
Luiz Henrique Michalick	—	271	—	198
Maria Celeste Morais Guimarães	1	—	—	—

AUDIT BOARD	—	—	—	—
Aliomar Silva Lima	—	—	—	—
Ari Barcelos da Silva	—	—	—	—
Aristóteles Luiz Menezes Vasconcellos Drummond	—	—	—	—
Helton da Silva Soares	—	—	—	—
Luiz Guaritá Neto	—	—	—	—
Marcus Eolo de Lamounier Bicalho	—	—	—	—
Newton de Moura	—	—	—	—
Rafael Cardoso Cordeiro	—	—	—	—
Thales de Souza Ramos Filho	—	—	—	—
Vicente de Paulo Barros Pegoraro	—	—	—	—

FREE FLOAT (SHARES IN CIRCULATION)

(Other than shares owned by the State of Minas Gerais) (*)

DATE	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
June 30, 2012	182,792,314	49.03	470,993,302	98.09	653,785,616	76.64
June 30, 2011	146,233,846	49.03	376,794,638	98.09	523,028,484	76.64

Note: (*) The share capital was increased on April 27, 2012, with a stock bonus of 25% in new shares.

Deloitte Touche Tohmatsu
Rua Paraíba, 1122
20º e 21º andares
30130-141 - Belo Horizonte - MG
Brasil

Tel: +55 (31) 3269-7400
Fax: +55 (31) 3269-7470
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Directors and Management of

Cemig Companhia Energética de Minas Gerais – CEMIG

Belo Horizonte - MG

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Energética de Minas Gerais – CEMIG (the “Company”), for the quarter ended June 30, 2012, which comprises the balance sheet as at June 30, 2012, and the related income statement and statement of comprehensive income for the three- and six-month periods then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 - Interim Financial Information and the consolidated interim financial information in accordance with CPC 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 — Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21 and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 and presented in accordance with the standards issued by the Brazilian Securities Commission.

Emphasis of matter

Without modifying our conclusion, we draw attention to Note 2, which states that the individual interim financial information has been prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia Energética de Minas Gerais – CEMIG these practices differ from IFRSs, applicable to individual interim financial information, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which, for purposes of IFRS would be measured at cost or fair value.

Without modifying our conclusion, we draw attention to the fact that the indirect jointly controlled subsidiary Madeira Energia S.A. has been recognizing recurring losses on its operations and that, as at June 30, 2012, current liabilities exceed current assets by R$1,500 million. The proportional impact on the Company is R$150 million. Management of Madeira Energia S.A. has plans to address the net working capital situation. As at that date, Madeira Energia S.A. depends on the financial support from its shareholders and/or on borrowings from third parties to continue its operation.

Without modifying our conclusion, we draw attention to the fact that the indirect jointly controlled subsidiary Madeira Energia S.A. and its subsidiary are incurring costs on the implementation of the project to build Santo Antônio hydroelectric power plant. The property, plant and equipment relating to the aforementioned amounts totaled R$12,956 million as at June 30, 2012 which, according to the financial projections prepared by Management, should be absorbed by means of the future revenues generated after startup of the entity’s activities. As at June 30, 2012, property, plant and equipment proportional to the Company amounted to R$1,295 million.

Without modifying our conclusion, we draw attention to Note 17, which states that its subsidiary Cemig Geração e Transmissão S.A. was a party to borrowing, financing and debentures agreements containing covenants that were not met as at June 30, 2012. The subsidiary’s management obtained waivers from all lenders only after June 30, 2012; for this reason, as prescribed in the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), Company’s management reclassified the amount of R$2,882 million from noncurrent to current liabilities, both in the consolidated, as at June 30, 2012.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”), for the six-month period ended June 30, 2012, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities Commission (CVM), and is considered as supplemental information for IFRS that does not require the presentation of a DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the individual and consolidated interim financial information in accordance with CPC 21, taken as a whole.

Review of individual and consolidated interim financial information for the quarter ended June 30, 2011 and audit of individual and consolidated financial statements for the year ended December 31, 2011

The corresponding information and figures for the three- and six-month periods ended June 30, 2011, presented for purposes of comparison, were previously reviewed by other independent auditors, who issued a report dated August 12, 2011, containing emphasis-of-matter paragraphs relating to: (i) the fact that the indirect jointly controlled subsidiary Madeira Energia S.A. - MESA and its subsidiary were incurring in expenses related to the implementation of the project to build Santo Antônio Hydroelectric Power Plant which, according to the financial projections prepared by its Management, should be absorbed by future revenues from operating activities; and (ii) the fact that subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. were parties to borrowing, financing and debentures agreements containing covenants that were not met as at June 30, 2011. Management of the subsidiaries obtained waivers from all lenders only after June 30, 2011; for this reason, as prescribed in the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), Management reclassified the amount of R$3,508 million from noncurrent to current liabilities as at June 30, 2011.

The corresponding information and figures for the year ended December 31, 2011, presented for purposes of comparison, were previously audited by other independent auditors, who issued a report dated March 26, 2012, which contained emphasis-of-matter paragraphs relating to: (i) the fact that the indirect jointly controlled subsidiary Madeira Energia S.A. recognized recurring losses on its operations and recorded excess liabilities over current assets in the year ended December 31, 2011 in the consolidated amount of R$1,279 million. The proportional effect on the Company was R$128 million; and (ii) the fact that the indirect jointly controlled subsidiary Madeira Energia S.A. and its subsidiary were incurring costs on the implementation of the project to build Santo Antônio Hydroelectric Power Plant which, according to the financial projections prepared by its Management, should be absorbed by future revenues from operating activities.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, August 13, 2012

DELOITTE TOUCHE TOHMATSU	José Ricardo F. Gomez
Auditores Independentes	Accountant
CRC-2SP 011.609/O-8 F/MG	CRC-1SP 218.398/O-1 S/MG

2. Summary of Minutes of the 543rd Meeting of the Board of Directors, August 22, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

543RD MEETING

Date, time and place:	August 22, 2012 at 9 a.m. at the Company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck / Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           Conflict of interest: The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except the Board members:

Dorothea Fonseca Furquim Werneck,	Adriano Magalhães Chaves,
Marco Antonio Rodrigues da Cunha and	Paulo Sérgio Machado Ribeiro,

who stated themselves to have conflict of interest in relation to:

(Item III)                Cancellation of Board Spending Decision (CRCA) 070/2010, relating to signature of a Working Agreement to establish obligations arising from termination of the Mutual Cooperation Assignment Agreement with the State of Minas Gerais, through its Planning and Management Department (Seplag), and signature of the related Final Term of Settlement and Receipt;

(Item IV.a.3.e)      Signature of a Technical Cooperation Agreement with the Health Department of the State of Minas Gerais, to participate in the “Waiting Room” (Sala de Espera) project of the Minas Health Channel (Canal Minas Saúde):

(Item IV.a.3.f)       Signature of a Working Agreement, for establishment of the Bioerg Institute, with the State of Minas Gerais, via its Science, Technology and Higher Education Department (Sectes), and with:

the Minas Gerais State Research Foundation (Fapemig);

the Minas Gerais Technology Center Foundation (Cetec);

the National Industrial Apprenticeship Service — Minas Gerais Region (Senai—DR/MG);

the Minas Gerais Industries Federation (Fiemg); and

the Agency for Energy (Adene);

These Members withdrew from the meeting room at the time of discussion and voting on these matters, returning after the vote on it had been taken, to proceed with the meeting.

II          The Board approved:

a)     Complementation of Board Spending Decisions (CRCAs) 074/2010 and 007/2011 — relating to increase in the share capital of Parati S.A. — Participações em Ativos de Energia Elétrica (“Parati”), up to the limit of one billion six hundred million Reais.

b)    The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III        The board canceled CRCA-070/2010, relating to signature of an agreement establishing the obligations arising from termination of the Cooperation Agreement with the State of Minas Gerais through its Planning and Management Department (Seplag), and the final term of settlement and Receipt for all the obligations under the agreement, in relation to the secondment of the employee Adriano Magalhães Chaves, since the debit has been paid by bank draft to expedite the matter.

IV        The Board ratified:

a)     The votes given in favor, by the representative of Cemig, at the following meetings of Parati:

1)    Extraordinary General Meeting of Stockholders of April 11, 2011. These votes:

a)     approved changes to the whole of that Company’s by-laws;

b)    approved an increase in the share capital of that Company, from eight hundred Reais to eight hundred and twenty Reais and eighty nine centavos, divided into eight hundred and sixteen common shares and eight hundred and sixteen preferred shares, with consequent alteration of Clause 5 of the by-laws;

c)     took cognizance of the resignation of the following Board Members:

Marcos Pimentel da Rosa,	Sérgio Cutolo dos Santos,	Alex Abou Mourad
Eduardo Nogueira Domeque	João Procópio Campos Loures Vales, and	João Batista Pezzini;

d)    elected, as members of the Board of Directors,

André Fernandes Berenguer,	Renato Proença Lopes,	Mario Antonio Thomazi,
Oderval Esteves Duarte Filho,	Djalma Bastos de Morais, and	Fernando Henrique Schüffner Neto,
César Vaz de Melo Fernandes,

— to serve for the remainder of the present period of office, that is to say, up to the Annual General Meeting of 2011; and

e)     approved the assumption, by the Company, of the rights and obligations of the Share Purchase Agreement signed with Enlighted Partners Venture Capital LLC (“Enlighted”)(“the Enlighted Contract”), with the following as consenting parties —

Luce Empreendimentos e Participações S.A.,

Luce Brasil Fundo de Investimentos em Participações,

and Luce Investment Fund —

for acquisition of a stockholding interest of 13.03% in Light S.A. (“Light”), canceling the acquisition of shares in Light, and assumption, by the Company, of Cemig’s rights and obligations under that Contract.

2)    Meeting of the Board of Directors, of May 11, 2011. This vote:

—    approved an increase of the share capital of that Company, from eight hundred and twenty Reais and eighty-nine centavos to four hundred and seven million six hundred and fifty-two thousand eight hundred and twenty Reais and eighty-nine centavos, comprising two hundred and three million, eight hundred and twenty-six thousand, eight hundred and sixteen common shares and two hundred and three million, eight hundred and twenty-six thousand eight hundred and sixteen preferred shares, within the limit of the authorized capital.

3)    Meeting of the Board of Directors, of May 23, 2011. These votes:

a)     approved an increase in the registered capital of that Company, from four hundred and seven million six hundred and fifty-two thousand eight hundred and twenty Reais and eighty-nine centavos to one billion five hundred and ninety-nine million nine hundred and ninety-nine thousand one hundred and eighty-eight Reais and eighty-nine centavos, comprising eight hundred million common shares and eight hundred million preferred shares, within the limit of the authorized capital;

b)    appointed Chief Officers of Cemig to simultaneous, non-remunerated positions on the Executive Boards of the following companies, for the periods indicated below, or until a successor is duly elected and sworn in, as follows:

1)     — to serve the period of office of three years begun on April 29, 2011, that is to say up to the annual General Meeting of 2014:

Cemig Trading S.A.:

CEO:	José Raimundo Dias Fonseca;
Chief Officers:	Luiz Fernando Rolla,
Fernando Henrique Schüffner Neto;

Empresa de Serviços e Comercialização de Energia Elétrica S.A.:

CEO:	Fernando Henrique Schüffner Neto;
Chief Technical Officer:	Luiz Henrique de Castro Carvalho;
Chief Officer for Finance and Sales:	Luiz Fernando Rolla;
Chief Administrative Officer:	José Raimundo Dias Fonseca;

2)     — to serve the period of office of three years begun on April 30, 2011, that is to say up to the annual General Meeting of 2014:

Cemig Serviços S.A.:

CEO:	Djalma Bastos de Morais;
Chief Financial Officer:	Luiz Fernando Rolla;
Chief Administrative Officer:	Arlindo Porto Neto;
Chief Operational Officer:	Fernando Henrique Schüffner Neto;

Efficientia S.A.:

CEO:	José Raimundo Dias Fonseca;
Chief Technical Officer:	Arlindo Porto Neto;
Chief Officer for Finance, Administration and Sales:	Luiz Fernando Rolla;

3)     — to complete the present period of office of three years, starting from April 30, 2012, that is to say until the Annual General Meeting of 2014:

Cemig Serviços S.A.:

Chief Operational Officer:	José Carlos de Mattos;
Chief Administrative Officer:	Fernando Henrique Schüffner Neto; and

4)     — to serve the period of office of three years begun on April 30, 2012, that is to say up to the annual General Meeting of 2015:

Usina Térmica Ipatinga S.A.:

CEO:	Luiz Henrique de Castro Carvalho;
Chief Officer:	Luiz Fernando Rolla;

Sá Carvalho S.A.:

Chief Officer:	Arlindo Porto Neto;
Chief Officers:	Luiz Fernando Rolla,
Luiz Henrique de Castro Carvalho;

Cemig Baguari Energia S.A.:

CEO:	Luiz Henrique de Castro Carvalho;
Chief Officer:	Luiz Fernando Rolla;

c)     appointed Chief Officers of Cemig to simultaneous, non-remunerated positions on the Boards of Directors of the following companies, for the periods indicated below, or until a successor is duly elected and sworn in:

1)     — to serve the period of office of three years begun at the Annual and Extraordinary General Meetings of Stockholders held on April 29, 2011, up to the annual General Meeting of 2014:

Empresa Brasileira de Transmissão de Energia S.A — EBTE:

Board member:	Fernando Henrique Schüffner Neto;
Substitute Member:	Luiz Fernando Rolla;

Empresa Norte de Transmissão de Energia S.A. — ENTE:

Board Members:	Luiz Fernando Rolla,
Fernando Henrique Schüffner Neto;

Empresa Regional de Transmissão de Energia S.A. — ERTE:

Board Members:	Luiz Fernando Rolla,
Fernando Henrique Schüffner Neto;

Lumitrans Companhia Transmissora de Energia Elétrica (Lumitrans):

Board member:	Fernando Henrique Schüffner Neto;
Substitute Member:	Luiz Fernando Rolla;

Sistema de Transmissão Catarinense — STC:

Board Members:	Luiz Fernando Rolla,
Fernando Henrique Schüffner Neto; and

2)     — to serve periods of office of three years begun at the Annual and Extraordinary General Meetings of Stockholders held on March 19, 2012, to the annual General Meeting of 2015:

Empresa Catarinense de Transmissão de Energia S.A. — ECTE:

Substitute Board Member:	Luiz Fernando Rolla;

Empresa Santos Dumont de Energia S.A. — ESDE:

Board Members:	Luiz Fernando Rolla,
Fernando Henrique Schüffner Neto;

d)    re-elected Mr. Fernando Henrique Schüffner Neto, as a sitting member of the Board of Directors of Norte Energia S.A., to serve the period of office of two years begun at the Annual General Meeting of April 27, 2012, that is to say up to the Annual General Meeting of 2014, or until a successor is duly elected and sworn in;

e)     approved signature of a Technical Cooperation Working Agreement with the State’s Health Department, for participation in the “Waiting Room” (Sala de Espera) project of the “Minas Health Channel” (Canal Minas Saúde), for broadcasting of its educational programs to promote health, without transfer of any funds between the parties, valid for 12 months, able to be extended for equal periods, by amendments, up to a maximum limit of 60 months; and

f)     approved signature of a Cooperation Agreement, with Minas Gerais State, through:

the Minas Gerais State Science, Technology and Higher Education Department (Sectes),

the Minas Gerais State Research Foundation (Fapemig);

the Minas Gerais Technology Center Foundation (Cetec);

the National Industrial Apprenticeship Service — Minas Gerais region (Senai—DR/MG);

the Minas Gerais Industries Federation (Fiemg); and

the Agency for Energy (Adene);

for establishment of the Bioerg Institute, which will create a program for sustainable buildings based on renewable energy, energy efficiency and electrical mobility. The agreement, under which there will be no disbursement of funds or transfer of assets, will be for thirty-six months, able to be extended by amendments to a maximum of sixty months, without disbursement of funds or transfer of assets.

V         The following spoke on general matters and business of interest to the Company:

The Chair, Dorothea Werneck;
The Vice-Chair;
Board members:	Eduardo Borges de Andrade;
Chief Officer:	Luiz Fernando Rolla;
General Manager:	Leonardo George de Magalhães.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Adriano Magalhães Chaves,

José Augusto Gomes Campos,

Newton Brandão Ferraz Ramos,

Paulo Márcio de Oliveira Monteiro,

Christiano Miguel Moysés,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro;

Chief Officer:	Luiz Fernando Rolla;
General Manager:	Leonardo George de Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

3. Summary of Principal Decisions of the 545th Meeting of the Board of Directors, September 11, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

MEETING OF THE BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of CEMIG (Companhia Energética de Minas Gerais), at its 545th meeting, held on September 11, 2012, at 2 p.m., decided the following matters:

1.                 Contracting of the following services:

reception desk operation;

operation of elevators;

internal and external transport of messages;

control, operation, and inspection of entry doors and gates; and

overall supervision,

for:

the Júlio Soares, Fernando Pinto Peixoto and Minerva Buildings;

the Adelaide Substation, the Barro Preto Integrated Metering center,

the Hangar at Anel Rodoviário, Blocks 3, 10 and 14, Cidade Industrial; and

the Materials Distribution Centers (CDMs) of Jatobá, Juatuba, Juiz de Fora and Brasília.

2.                 Signature of partnership undertakings between Cemig, Cemig D, Cemig GT and the Municipal Councils for the Rights of Children and Adolescents participating in the AI6% Program.

3.                 Signature of amendments relating to financings of Santo Antônio Energia S.A. (Saesa).

4.                 Change in composition of Board of Directors’ Support Committees due to the new composition of the Board of Directors approved during the EGM held on August 29, 2012.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. Extract of the Minutes of the 545th Meeting of the Board of Directors, September 11, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

545TH MEETING

Date, time and place:	September 11, 2012 at 2 p.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except the board members:

Paulo Roberto Reckziegel Guedes,	Saulo Alves Pereira Junior,	Newton Brandão Ferraz Ramos,
Tarcísio Augusto Carneiro,	Bruno Magalhães Menicucci and	José Augusto Gomes Campos,

who stated themselves to have conflict of interest in relation to Item III, subclause “C”, below; and Luiz Augusto de Barros, who stated himself to have conflict of interest in relation to the signature of amendments to legal instruments relating to exploration for oil and natural gas, referred to in Item IV, below.

These members withdrew from the meeting room at the time of debate and voting on those matters, returning to proceed with the meeting after the respective votes on them had been taken.

II                            The Board approved:

a)              The new composition of the Committees of the Board.

b)             The minutes of this meeting.

III                        The Board authorized:

A)          Opening of administrative tender proceedings for, and contracting of, services of:

reception desk operation; operation of elevators; internal and external transport of messages; control, operation, and inspection of entry doors and gates; and overall supervision, for:

the Júlio Soares, Fernando Pinto Peixoto and Minerva Buildings;

the Adelaide Substation, the Barro Preto Integrated Metering center,

the Hangar at Anel Rodoviário, Blocks 3, 10 and 14, Cidade Industrial; and

the Materials Distribution Centers (CDMs) of Jatobá, Juatuba, Juiz de Fora and Brasília,

for thirty-six months, able to be extended up to a maximum overall total of sixty months.

B)            Signature of Terms of Partnership, with Cemig D, Cemig GT and the Municipal Councils for the Rights of Children and Adolescents participating in the AI6% Program, for passing through

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

of the donations raised from the employees of Cemig, Cemig D and Cemig GT, and of payment of an amount equal to 1% of the income tax payable by Cemig, Cemig D and Cemig GT, to the Municipal Funds for the Rights of Children and Adolescents, for application in programs and projects developed in each Municipality, valid up to August 31, 2013.

C)            Signature, as consenting party, of the following amendments relating to financing of Santo Antônio Energia S.A. — Saesa:

1)                Amendment 04 to Credit Line Financing Contract Nº 08.2.1120.1, with

The Brazilian Development Bank (BNDES),		Madeira Energia S.A. (Mesa),
Saesa,	Andrade Gutierrez Participações S.A.,	Construtora Norberto Odebrecht S.A.,
Furnas,	Caixa Fundo de Investimento em Participações Energia,	Odebrecht S.A. (Odebrecht),
Odebrecht Participações e Investimentos S.A. (Odebrecht Investimentos),
Odebrecht Energia do Brasil S.A. (Odebrecht Energia),		Eletrobras,	and Cemig GT,

to establish the following:

a)                  full adhesion by Odebrecht Energia to the terms of the Contract;

b)                 inclusion in the preamble of a reference to the first private issue of non-convertible debentures by Saesa;

c)                  inclusion of the Investment Fund of the FGTS (Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or FI—FGTS) as signatory to the Contract for Attachment of Shares, the Contract for Fiduciary Assignment of Rights and Management of Accounts, the Stockholders’ Support Agreement, and the Stockholder Shortfall Coverage Support Agreement;

d)                 inclusion of FI—FGTS among the entities that will share the guarantees referred to in Clauses Twelve and Thirteen, and any other amount received arising from the insurances referred to in Clause Fourteen;

e)                  alteration of the covenant for filling of the reservoir to the date of March 5, 2012;

permission for Saesa to give guarantees to other creditors, without the need for prior consent by the BNDES, provided that such guarantees are in relation to transactions in Saesa’s normal course of business and different from those in the financing contracts;

alteration, from 3 to 5 business days, of the period for Saesa to inform the BNDES and the financial agents of the existence of any legal action or court decision involving the environmental aspects of the Project or notifications from any public bodies; and

bringing forward of the dates of Saesa’s first debenture issue, from September 2012 and September 2013, to July 2012 and July 2013, respectively;

f)                    exclusion of the First Private Issue of Non-convertible Debentures by Mesa from the exception included in the obligation not to issue debt;

g)                 alteration, from R$ 10 million to R$ 20 million, of the minimum amount for legitimate protests of securities to give rise to early maturity of the debt, and exclusion of the Consenting Parties from that consequence of any such protest;

h)                 removal of the statements that the Beneficiary and the Consenting Parties have presented the respective Brazilian Federal Revenue Service certificates of absence of debt.

2)              The Fourth Amendment to Credit Line Onlending Financing Contract 01/2009, with

Saesa	Banco Santander S.A.,	Banco Bradesco S.A.,	Banco do Brasil S.A.,
Mesa,	Banco da Amazônia S.A.,	Caixa Econômica Federal,	Banco do Nordeste do Brasil S.A.,
Furnas,	Banco Itaú BBA S.A.,	BES Investimento do Brasil S.A. — Banco de Investimento
Odebrecht,	Odebrecht Energia,	Odebrecht Investimentos,	Construtora Norberto Odebrecht S.A.,
Andrade Gutierrez Participações S.A.,		Caixa Fundo de Investimento em Participações Energia,
Eletrobras and Cemig GT,

to establish the following:

a)              full adhesion by Odebrecht Energia to the terms of the Contract;

b)             inclusion in the preamble of reference to the first private issue of non-convertible debentures by Saesa;

h)             alteration of the covenant for filling of the reservoir to the date of March 5, 2012;

permission for Saesa to give guarantees to other creditors, without the need for prior consent by the BNDES, provided that such guarantees are in relation to transactions in Saesa’s normal course of business and different from those in the financing contracts;

alteration, from 3 to 5 business days, of the period for Saesa to inform the BNDES and the financial agents of the existence of any legal action or court decision involving the environmental aspects of the Project or notifications from any public bodies; and

bringing forward of the dates of Saesa’s first debenture issue, from September 2012 and September 2013, to July 2012 and July 2013, respectively;

c)              alteration, from R$ 10 million to R$ 20 million, of the minimum amount for legitimate protests of securities to give rise to early maturity of the debt, and exclusion of the Consenting Parties from that consequence of any such protest;

d)             inclusion of the address of Odebrecht Energia for communications; and

f)                alteration of Appendix III of the Contract, to adjust the listing of the CCEARs and CCVEs.

3)              The Third Amendment to the Contract for Financing with Funds from the Constitutional Financing Fund of the Northeast (FNO), with

Saesa,	Banco da Amazônia S.A.,	Caixa Fundo de Investimento em Participações Energia,
Odebrecht,	Odebrecht Energia,	Odebrecht Investimentos,		Construtora Norberto Odebrecht S.A.,
Mesa,	Andrade Gutierrez Participações S.A.,	Eletrobras,	Furnas and	Cemig GT,

to establish the following:

a)              full adhesion by Odebrecht Energia to the terms of the Contract;

b)             alteration, from R$ 10 million to R$ 20 million, of the minimum amount for legitimate protests of securities to give rise to early maturity of the debt.

c)              alteration of the covenant for filling of the reservoir to the date of March 5, 2012;

permission for Saesa to give guarantees to other creditors, without the need for prior consent by the BNDES, provided that such guarantees are in relation to transactions in Saesa’s normal course of business and different from those in the financing contracts;

alteration, from 3 to 5 business days, of the period for Saesa to inform the BNDES and the financial agents of the existence of any legal action or court decision involving the environmental aspects of the Project or notifications from any public bodies;

bringing forward of the dates of Saesa’s first debenture issue, from September 2012 and September 2013, to July 2012 and July 2013, respectively;

allowing alterations to be made to CCVEs and CCEARs when request is made to the CCEE for such alterations by purchasers of electricity under the contracts, and they are imposed on the beneficiary;

restriction of the requirement for quarterly sending of the management monitoring report to the financial agent to, specifically, whenever the financial agent so requests;

inclusion of the obligation to present periodic renewals of the Operation and Maintenance Contract, every 10 years, starting on January 15, 2021, until the final settlement of all the obligations arising from the financing contract, as per the Operation and Maintenance Contract; and

d)             alteration of Appendices III and IV of the Financing Contract, so that they have the same content as the Appendices I and II that accompany this Amendment, respectively, updating the list of CCVEs and CCEARs and excluding the variation in working capital from the formula for the Debt Coverage Index.

IV                        Withdrawn from the agenda: The following matters were withdrawn from the agenda:

Signature of a contract for constitution of consortium in relation to the Davinópolis Hydroelectric Plant, between Cemig GT and Neoenergia S.A.

Signature of a rental contract with Fundação Forluminas de Seguridade Social (Forluz).

Amendments to legal instruments related to exploration for oil and natural gas.

V                            The following spoke on general matters and business of interest to the Company:

The Chair;
Chief Officer:	Luiz Fernando Rolla;
General Managers:	Leonardo George de Magalhães,	Ricardo Luiz Diniz Gomes;
Manager:	João José Magalhães Soares.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

Fuad Jorge Noman Filho,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Lauro Sérgio Vasconcelos David,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Adriano Magalhães Chaves,

Bruno Magalhães Menicucci,

Christiano Miguel Moysés,

José Augusto Gomes Campos,

Luiz Augusto de Barros,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro;

Chief Officer:	Luiz Fernando Rolla;
General Managers:	Leonardo George de Magalhães,	Ricardo Luiz Diniz Gomes.
Manager:	João José Magalhães Soares.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

5. Market Announcement: Impact of changes affecting renewals of concessions, September 12, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ:  17.155.730/0001-64

NIRE:  31300040127

MARKET ANNOUNCEMENT

Impact of changes affecting renewals of concessions

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby — in accordance with CVM Instruction 358 of January 3, 2002, as amended — informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

In relation to the Brazilian government’s announcement, yesterday, on Renewal of Concessions in the Brazilian electricity sector:

•                  Through its subsidiaries and affiliated companies, Cemig has approximately 7 GW of installed generation capacity, 5,000 kilometers of transmission lines, and 490,000 kilometers of electricity distribution networks, which will be affected to a greater or lesser degree by the measures announced.

•                  Together with its technical teams, the Executive Board of Cemig is evaluating the impacts on its activities of the measures published by the federal government, and their effects on its consolidated financial statements — and will, at the appropriate time, inform its stockholders and the market on the expected impacts on the company’s business.

Belo Horizonte, September 12, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Market Announcement:  Comment on media reports of Cemig’s interest in acquisition of assets of Grupo Rede, October 4, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ: 17.155.730/0001-64  —  NIRE: 31300040127

MARKET ANNOUNCEMENT

Comments on interest in assets of Grupo Rede

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On September 27 and 28 the online media Estadão Online and Reuters Brasil published the following reports under the respective headlines “Cemig: We are interested in acquiring assets of Grupo Rede” and “Cemig is interested in companies of the Rede Energia Group”:

“Brasília, September 27, 2012 — Djalma Morais, CEO of the Minas Gerais electricity distributor Cemig, has just said that his company is interested in acquiring assets of the Rede Energia Group. Arriving at the Mining and Energy Ministry for a meeting with Minister Edison Lobão, Morais said that Cemig is closely monitoring the situation of the eight distributors of the Rede Group that are under intervention by the Brazilian National Electricity Agency, Aneel.

He said: “The Equatorial Group has already acquired Celpa, of the state of Pará, and we have come to state our interest in the restructuring of the Rede Group, in any assets that may come to be put on the market, depending on whatever conditions Aneel may determine”.

— and:

“Cemig CEO Djalma Bastos de Morais said Thursday that Cemig has interest in the companies of Grupo Rede Energia that are under government intervention. He did not say in which assets the company’s interest is greatest.”

In relation to the media reports on our interest in acquisition of assets of the Rede Group, and as stated in our public replies to the following Official Letters —

CVM/SEP/GEA-1/461/2012,	of May 31, 2012;
CVM/SEP/GEA-1/479/2012,	of June 13, 2012, and
CVM/SEP/GEA-1/684/2012,	of September 13, 2012 —

we reaffirm that Cemig continues to evaluate various investment alternatives which might add value to the operation of its present assets.

We further state that Cemig, in continuation of its plan for growth by the route of acquisitions, reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders and to publish all and any material information as and when it comes into existence.

Belo Horizonte, October 04, 2012

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.